PROSPECTUS


                      GLOBAL MED TECHNOLOGIES, INC.

                            1,108,803 SHARES



          This Prospectus relates to the resale by the holders (the "Selling Security Holders") named herein, for their own accounts, of up to 1,108,803 shares of Common Stock, including 187,800 shares which underly warrants exercisable at $3.75 per share (hereinafter sometimes referred to as the "Shares"). The Company's Common Stock and Common Stock Purchase Warrants (the "Warrants") have been traded on NASDAQ Small-Cap Market since March
13, 1997, under the trading symbols GLOB and GLOBW. See MARKET FOR COMMON EQUITY, DIVIDEND POLICY AND RELATED STOCKHOLDER MATTERS and DESCRIPTION OF SECURITIES.

          The shares of Common Stock being offered hereby are not being underwritten in this offering, and the Company will not receive any proceeds from their sale, although the Company will receive up to approximately $704,250 if Selling Security Holders holding 187,800 warrants exercise their warrants at $3.75 per share, of which there is no assurance. However, these Selling Security Holders will have to exercise their warrants in order to sell the underlying shares of Common Stock. See SELLING SECURITY HOLDERS.



THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK TO INVESTORS. PROSPECTIVE PURCHASERS SHOULD CONSIDER CAREFULLY THE DISCUSSION UNDER RISK FACTORS COMMENCING ON PAGE 5 OF THIS PROSPECTUS.


          Brokers and dealers who propose to effect transactions in the Shares should assure themselves of the existence of appropriate exemptions from the securities registration requirements of the securities laws of the applicable jurisdictions or effectuate such registrations in connection with any offers or sales of the Shares.

                              ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
              THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                    CONTRARY IS A CRIMINAL OFFENSE.

                          --------------------




           THE DATE OF THIS PROSPECTUS IS OCTOBER 29, 1997.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.




                            TABLE OF CONTENTS

Summary. . . . . . . . . . . . . . . 1 Security Ownership of Certain
Risk Factors . . . . . . . . . . . . 5   Beneficial Owners and Management . .60
Use of Proceeds. . . . . . . . . . .16 Certain Relationships and Related
Market For Common Equity,                Transactions . . . . . . . . . . . .62
 Dividend Policy and Related           Description of Securities. . . . . . .63
 Shareholder Matters . . . . . . . .16 Selling Security Holders . . . . . . .65
Summary Financial Information. . . .17 Plan of Distribution . . . . . . . . .71
Management's Discussion and            Legal Matters. . . . . . . . . . . . .72
 Analysis or Plan of Operations. . .19 Experts. . . . . . . . . . . . . . . .72
The Company. . . . . . . . . . . . .28 Shares Eligible for Future Sale. . . .73
Legal Proceedings. . . . . . . . . .45 Additional Information . . . . . . . .73
Management . . . . . . . . . . . . .46 Glossary . . . . . . . . . . . . . . .75
Executive Compensation . . . . . . .51 Financial Statements . . . . . . . . F-1

                                SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus.

                              THE COMPANY

     Global Med Technologies, Inc. (the "Company") provides information management software products and services to the healthcare industry
through its Wyndgate Technologies ("Wyndgate") division.   Wyndgate
develops, markets, licenses and supports software for the healthcare industry. The Company has entered into an agreement to sell, subject to shareholder approval, its DataMed International ("DataMed") division, which provides substance abuse (which includes drug and alcohol) testing program services to companies, including certain Fortune 1000 companies.

     Founded in 1984, Wyndgate initially developed a Student Information System ("SIS") software product, an integrated software package for colleges and universities to track student information. Pursuant to an agreement with eight California blood centers, Wyndgate began development of a blood tracking system to assist community blood centers, hospitals, and plasma centers in the U.S. in complying with the quality and safety standards of the Food and Drug Administration ("FDA") for the collection and management of blood and blood products. After several years of development and approximately $1.1 million paid by eight California blood centers, Wyndgate has completed development and commenced marketing of the SAFETRACE(R) software product, which is a blood bank management information software system, and which the Company believes to be the most comprehensive and flexible system of its type available today. In accordance with FDA regulations, the Company submitted a 510(k) application to the FDA in October 1995 for review of its SAFETRACE(R) software product. The Company was permitted to market the SAFETRACE(R) software product during the review process. In April 1997, Wyndgate received notification from the FDA of their finding of "substantial equivalence" of the Company's SAFETRACE(R) software product. This determination permits the Company to continue to market the SAFETRACE(R) software product.

     Since its acquisition of Wyndgate in 1995, the Company has been seeking a strategic alliance with a multi-national health care corporation in order to attempt to enhance its acceptance in health care markets and more efficiently and rapidly market its current and possible future product lines. To accomplish this goal, the Company's management held numerous discussions with several different companies. On November 14, 1996, the Company and Ortho Diagnostic Systems Inc. ("ODSI") entered into an Exclusivity and Software Development Agreement (the "Exclusivity Agreement") in which the Company and ODSI agreed to negotiate, on an exclusive basis until May 14, 1997, towards reaching a definitive agreement relating to a transaction or transactions with respect to the Company's activities and developments in information technology and intellectual property relating to donor and transfusion medicine (the "Technology"). The parties have agreed to continue such negotiations, on a non-exclusive basis, until December 31, 1997. ODSI is a wholly owned subsidiary of Johnson & Johnson. Any such transaction or transactions could take any form or structure, including, without limitation, a sale or exchange of assets of the Company, including the Technology. There can be no assurance that the Company and ODSI will be able to reach a definitive agreement on these or any other arrangements. If the Company and ODSI are unable to reach a definitive agreement, then the Company will renew its search for a strategic partner. The Company also agreed to perform certain software development services in consideration of the payment from ODSI of $1 million. If the Company and ODSI enter into a definitive agreement relating to the Technology, the Company's other assets or Common Stock, then ODSI may decline the software development services and apply the payments to the Company towards any consideration payable to the Company in connection with the definitive agreement. See THE COMPANY - WYNDGATE TECHNOLOGIES DIVISION - AGREEMENT WITH ORTHO DIAGNOSTIC SYSTEMS INC.

     DataMed was founded in 1989 by Michael I. Ruxin, M.D., the Chairman and CEO of the Company, to offer the services of a Medical Review Officer ("MRO") to the regulated and unregulated segments of the substance abuse testing market. The Company has entered into an agreement to sell DataMed, subject to shareholders approval. See THE COMPANY - DATAMED INTERNATIONAL DIVISION.

     National MRO, Inc., founded in 1989, changed its name to Global Data Technologies, Inc. in June 1995 in connection with the merger of National MRO, Inc. and The Wyndgate Group, Ltd. in May 1995, and changed its name again in May 1996 to Global Med Technologies, Inc. The Company's executive offices are located at 12600 West Colfax, Suite A-500, Lakewood, Colorado 80215, and its telephone number is (303) 238-2000.

     In February 1997, the Company completed an initial public offering of 1,337,000 Units, each consisting of two shares of Common Stock and one Class A Common Stock Purchase Warrant. On March 12, 1997, the Company received additional net proceeds from the sale of an additional 119,988 Units included in the Underwriters' over-allotment option. Net proceeds from the initial public offering, including the net proceeds from the Underwriter's over-allotment option, were approximately $8.2 million. The Units were initially quoted on the NASDAQ Small-Cap Market. On March 13, 1997, the Common Stock and Warrants began trading separately.

                              THE OFFERING

Common Stock Offered for
Selling Security Holders  . .      1,108,803 shares of Common Stock

Use of Proceeds . .  . .  . .      The Company will not receive any
                                   proceeds from the sale of the Shares.
                                   See USE OF PROCEEDS and THE COMPANY.

Risk Factors .  . .  . .  . .      An investment in the securities offered
                                   by this Prospectus involves a high
                                   degree of risk and should be considered
                                   only by persons who can afford the loss
                                   of their entire investment.
                                   Prospective purchasers should review
                                   carefully the entire Prospectus and
                                   should consider, among other things the
                                   matters set forth under Risk Factors.

NASDAQ Symbols(1) .  . .  . .      Common Stock: GLOB
                                   Warrants:  GLOBW
____________________

(1) The continuation of quotations on NASDAQ is subject to certain conditions. The failure to meet these conditions may prevent the Company's securities from continuing to be quoted on NASDAQ. Failure to maintain continued quotations on NASDAQ may have an adverse effect on the market for the Company's securities. See RISK FACTORS.


                      SUMMARY FINANCIAL INFORMATION

     The following summary financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The consolidated statements of operations data for the years ended December 31, 1996 and 1995 and the consolidated balance sheet data at December 31, 1996 are derived from and should be read in conjunction with the consolidated financial statements of the Company and notes thereto audited by Ernst & Young LLP, independent auditors.

     The summary financial data as of, and for the six months ended June 30, 1997 and 1996, are derived from the unaudited consolidated financial statements of the Company, which in the opinion of the Company reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the unaudited consolidated financial statements. The results of operations for the six months ended June 30, 1997 and 1996 are not necessarily indicative of the results to be expected for the full year.


STATEMENT OF OPERATIONS DATA:
(In Thousands, except per share amounts)
                                    Years Ended          Six Months Ended
                                   December 31,              June 30,
                                 ----------------       ------------------

                                  1996       1995        1997       1996
                                  ----       ----        ----       ----
Revenues                       $    4,576 $      934  $    1,585 $    2,862

Cost of sales                       1,883        296         758        627

Gross profit                        2,693        638         827      2,235

Selling, general and
administrative                      5,504      2,422       3,349      2,096

Income (loss) from
continuing operations              (2,811)    (1,784)     (2,522)       139

Loss from discontinued
operations(2)                      (1,681)      (901)       (880)      (539)

Net loss                       $   (4,492) $  (2,685) $   (3,402) $    (400)
                                   ======     ======      ======     ======

Net income (loss) from
continuing operations per
common share(1)                $    (0.64) $   (0.42) $    (0.35) $    0.03
                                    =====       ====        ====       ====
Common shares used in
computing net income (loss)
from continuing operations
per common share(1)                 4,384      4,211       7,153      4,384


BALANCE SHEET DATA:
(In Thousands)
                                      December 31, 1996    June 30, 1997
                                      -----------------    -------------

Cash and cash equivalents                 $     489          $    3,775

Working capital (deficit)                 $  (3,995)         $      872

Total assets                              $   3,239          $    6,279

Net liabilities of discontinued
operations(2)                             $   1,132          $      666

Long-term liabilities                     $     232          $      239

Stockholders' equity (deficit)            $  (3,360)         $    1,897

--------------------
(1) See Note 1 to the consolidated Financial Statements for a description of the computation of net income (loss) from continuing operations per common share.
(2) The Company has agreed, subject to shareholder approval, to sell DataMed. See UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO which illustrate the effect of the sale of DataMed.

                              RISK FACTORS

     The Shares offered hereby are speculative in nature and involve a high degree of risk. The Shares should be purchased only by persons who can afford to lose their entire investment. Therefore, prior to making any purchase, each prospective investor should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in this Prospectus, including the information contained in the financial statements.

SIGNIFICANT OPERATING LOSSES; NEGATIVE NET WORTH; NET WORKING CAPITAL
DEFICIT

     For the fiscal years ended December 31, 1996 and 1995, the Company incurred a loss in the approximate amounts of $4.5 million and $2.7 million, respectively. The 1995 loss was primarily due to (i) employee compensation which increased because of additional sales and operations staff hired by the Company in 1995 in anticipation of future growth of the Company's operations and (ii) expenses related to the merger with The Wyndgate Group, Ltd. The increased loss in 1996 was primarily due to increases in overall staffing and related expenses necessary to handle recent and anticipated future growth of the Company. For the six months ended June 30, 1997, the Company had a loss of $2.5 million from continuing operations. As of June 30, 1997 and excluding the net liabilities of DataMed, which is presently operating under the direction and control of another company pursuant to an Interim Management Agreement, the Company had working capital of approximately $1.5 million. Additionally, as of June 30, 1997, the Company had cumulative net losses of approximately $11.1 million. There can be no assurance that the Company will be able to generate sufficient revenues to operate profitably in the future or to pay the Company's debts as they become due. See MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS.

ANTICIPATED NEGATIVE CASH FLOW

     Management anticipates that the Company's current and anticipated cash balances will not be sufficient to meet the Company's liquidity and capital requirements, given the Company's current cost structure. Even if the sale of DataMed is approved by the Company's shareholders, the Company will require additional funds. Accordingly, the Company must obtain additional capital, consider significant reductions to its software development programs and/or significantly reduce all of its operating expenses to enable it to continue its planned operations with available cash resources. The sale of DataMed would provide additional, but not sufficient, resources to assure the continuation of the Company's operations and its software development programs. The Company is currently evaluating potential investment banking relationships to assist it in raising equity capital. However, no assurances can be given that the Company will be successful in raising additional capital or that the sale of DataMed will be approved by the Company's shareholders. Further, there can be no assurance, assuming the sale of DataMed is approved by the Company's shareholders, that the Company will achieve profitability or positive cash flow. If the Company is unable to obtain adequate financing, management will be required to significantly reduce the Company's software development programs and all of its operating expenses.

REVENUE FLUCTUATIONS

     The Company has experienced revenue fluctuations when its SAFETRACE(R) software product is delivered. The SAFETRACE(R) software product license fees have historically been recognized as revenue upon delivery of the software if no significant vendor obligations exist as of the delivery date, and therefore are subject to delays of the
delivery service and customer delayed delivery requests.   Quarter to
quarter revenue fluctuations could also be affected by the decision on whether or not to recognize revenues based upon the length of time the Company's customers take to implement the Company's software products. The implementation cycle of Wyndgate's SAFETRACE(R) software products is taking longer than originally anticipated. Based on recent experience, management anticipates that the implementation cycle will typically take approximately 14 months. The implementation cycles are dependent on various items including the client's size and the complexity of the client's standard operating procedures. Further, special development projects required by customers concurrent with the licensing of the Company's software products and other significant obligations could result in revenue recognition delays. As a result, the Company's operating results could fluctuate significantly from quarter to quarter and investors should put more emphasis on the Company's results for a full year rather than on the Company's quarterly results.


LACK OF SIGNIFICANT OPERATING HISTORY

     The Company has been in existence since 1989. As such, the Company is subject to many of the risks common to enterprises with a limited operating history, including potential under-capitalization, limitations with respect to personnel, financial and other resources and limited customers and revenues. As of the date hereof, eight of the licensees of the SAFETRACE(R) software product, Wyndgate's blood tracking system, have the SAFETRACE(R) software product in operation. There is no assurance that the additional licensees of the SAFETRACE(R) software product to date will ever become operational with their SAFETRACE(R) software product, that the Company will be able to license the SAFETRACE(R) software product to additional customers, that the Company will be able to develop and license new products or that the Company will be successful. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development and marketing of new products. See THE COMPANY.


GOVERNMENT REGULATION

     The Company's products and services are subject to regulations adopted by governmental authorities, including the FDA, which governs blood center computer software products regulated as medical devices. The U.S. Department of Transportation issues regulations regarding procedures applicable to substance abuse testing programs required in six transportation industries. Government regulations can be burdensome and may result in delays and expense to the Company. In addition, modifications to regulations could adversely affect the timing and cost of new products and services introduced by the Company. Failure to comply with applicable regulatory requirements can result in, among other things, operating restrictions and fines. For instance, if in the future the FDA determines that the Company's SAFETRACE TX(TM) product requires FDA clearance prior to the marketing of such product, the time delay to market the SAFETRACE TX(TM) software product could materially and negatively impact the Company's business. The Company cannot predict the effect of possible future legislation and regulation. The Company will also be required to follow applicable Good Manufacturing Practices ("GMP") regulations of the FDA, which include testing, control and documentation requirements, as well as similar requirements in other countries, including International Standards Organization ("ISO") 9001 standards. Failure to meet these requirements would preclude the Company from marketing its products on a commercial basis, and therefore would materially and adversely affect the Company's business, financial condition and results or operations. See THE COMPANY - WYNDGATE TECHNOLOGIES DIVISION - INDUSTRY OVERVIEW and THE COMPANY - DATAMED INTERNATIONAL DIVISION.

FLUCTUATIONS IN OPERATING RESULTS

     Results of operations are expected to fluctuate significantly from quarter to quarter depending upon numerous factors, including demand for the Company's products; the timing of new software license agreements with Wyndgate customers; the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis; personnel changes; changes in Company strategy, and the level of international sales. Quarter to quarter operating results could also be affected by the timing of the receipt of individual customer orders and other revenue fluctuation factors discussed above.

LIMITED SALES, MARKETING AND DISTRIBUTION SYSTEMS

     The Company's Wyndgate division has made limited sales of its SAFETRACE(R) software product to date. The Company currently markets its SAFETRACE(R) software product through a small direct sales force, both in the U.S. and internationally. Establishment of a complete sales force capable of effectively commercializing the Company's SAFETRACE(R) software product, and other software products currently under development, will require substantial efforts and require significant management and financial resources. The Company has also been evaluating other strategic business alliances, which may assist in the development of a national and international sales, marketing and distribution system. Any alliance which is developed by the Company could require substantial capital and financial resources. There can be no assurance that the Company will be able to establish such a sales capability on a timely basis, if at all. Moreover, there can be no assurance that any business alliance entered into by the Company would be successful in such commercialization efforts.

POTENTIAL DIFFICULTIES IN MANAGING BUSINESS UNDERGOING RAPID GROWTH

     The Company's future success will depend to a significant extent on the ability of its current and future management personnel to operate effectively, both independently and as a group. Most of the Company's management team have no prior experience as senior executives of a public corporation. There can be no assurance that the management team will operate together effectively. To compete successfully against current and future competitors, to complete research and development in progress and to develop future products, the Company believes that it must continue to expand its operations, particularly in the areas of research and development, sales and marketing, and training. If the Company were to experience significant growth in the future, such growth would likely place significant strain upon the Company's management, operating and financial systems and resources. To accommodate such growth and compete effectively, the Company must continue to implement and improve information systems, procedures and controls, and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations. Any failure to implement and improve the Company's operational, financial and management systems or to expand, train, motivate or manage employees could materially and adversely affect the Company's business, financial condition and results of operations.

RAPIDLY CHANGING TECHNOLOGY

     The market for applications software is characterized by rapidly changing technology and by changes from mainframe to client/server computer technology, including frequent new product introductions and technological enhancements in the applications software business. During the last five years the use of computer technology in the information management industry has expanded significantly to create intense competition. With rapidly expanding technology there can be no assurance that the Company, with its limited resources, will be able to acquire or maintain any technological advantage. The Company's success will be in large part dependent on its ability to use the developing technology to its maximum advantage and to remain competitive in price and product performance. If the Company is unable to acquire or maintain a technological advantage, or if the Company fails to stay current and evolve in the applications software and information management fields, its efforts may not be successful. See THE COMPANY.

ROYALTY AGREEMENTS

     Pursuant to certain royalty agreements, the Company is required to pay certain of its sales proceeds directly to outside parties. Such payments may adversely affect the Company's available cash to fund future operations and the Company's future profitability. See THE COMPANY - WYNDGATE TECHNOLOGIES DIVISION - DEVELOPMENT AGREEMENTS.

POSSIBLE LOSS OF SOFTWARE LICENSES DUE TO FAILURE TO MEET MAINTENANCE
SCHEDULES

     The Wyndgate software license agreements have a license term that varies, but are typically five year licenses which are automatically renewable. The software license may be terminated by the customer if Wyndgate fails to deliver the maintenance services consisting of product bug fixes, regulatory compliance and updates. Wyndgate may terminate the license if the customer fails to meet its contractual obligations, primarily the payment of usage fees. However, there can be no assurance that the Company will be able to meet all of the maintenance services and contractual commitments required to keep the license agreements in force or that the customers will continue to make the usage fee payments.

POSSIBLE SHRINKAGE OF MARKET DUE TO MULTIPLE SITE CONTRACTS

     Presently, the Company has one specific contract which covers multiple blood banks. The potential number of customers for the SAFETRACE(R) software product could be reduced if the Company were to enter into
additional multiple site contracts.   While the Company believes the
license fee charged for such multi-site arrangements is comparable to the license fee which would be earned on an equivalent number of single site licenses, there can be no assurance that the Company's revenues will be equivalent to what it would have earned under single site licenses. See THE COMPANY - WYNDGATE TECHNOLOGIES DIVISION - CUSTOMERS.

PRODUCT AND REPORTING LIABILITY

     As of the date hereof, eight of the Company's licensees have the SAFETRACE(R) software product in operation. Currently, the Company has product liability exposure for defects in its SAFETRACE(R) software product which may become apparent through widespread use of the SAFETRACE(R) software product. No claims have been filed against the Company involving the SAFETRACE(R) software product and the Company is not aware of any material problems involving the SAFETRACE(R) software product. While the Company will continue to attempt to take appropriate precautions, there can be no assurance that it will completely avoid product liability exposure. The Company maintains product liability insurance on a claims made basis for the SAFETRACE(R) software product in the aggregate of at least $4 million. There can be no assurance that such coverage will be available in the future, that it will be available at reasonable prices, or that it will be available in amounts adequate to cover any product liabilities that may be incurred by the Company.

DEPENDENCE ON MAJOR CUSTOMERS

     During the six months ended June 30, 1997, four Wyndgate customers, Belle Bonfils Memorial Blood Center (Belle Bonfils), Denver, Colorado; Haemonetics Corporation, Braintree, Massachusetts; Rhode Island Blood Center (Rhode Island), Providence Rhode Island; and Lifeblood/Mid-South Regional Blood Center (Lifeblood), Memphis, Tennessee, accounted for 13%, 34%, 12% and 10%, respectively, of the Company's revenues. During the three months ended June 30, 1997, five Wyndgate customers, Belle Bonfils; Lifeblood; Rhode Island; Institute for Transfusion Medicine, Pittsburgh, Pennsylvania; and the Royalty Group (a group of eight California blood centers, through a 1992 development agreement with Wyndgate, paid $1.1 million to partially fund Wyndgate's development of its SAFETRACE(R) software product), accounted for 12%, 32%, 10%, 16% and 12%, respectively, of the Company's revenues. Accounts receivable and unbilled revenues as of June 30, 1997 from the above Wyndgate customers were approximately $500,000 and $200,000, respectively. In order to attempt to reduce its credit risks, the Company generally requires substantial down payments and progress payments during the course of implementation of Wyndgate's software products. Non-renewal or termination of the contractual arrangements with these key Wyndgate customers could have a material adverse effect on the Company. There can be no assurance that the Company will be able to retain these key customers or, if such customers are not retained, that the Company would be able to attract and retain new customers to replace the revenues currently generated by these customers. With the sale of DataMed, the Company will lose all of the revenues, accounts receivable and unbilled revenue from that division's customers. See THE COMPANY - CUSTOMERS.

SUBSTANTIAL COMPETITION

     There is substantial competition in all aspects of the blood bank and hospital information management. Numerous companies are developing technologies and marketing products and services in the health care information management area. Many of these competitors have been in business longer than the Company and have substantially greater personnel and financial resources available to them than the Company, and there can be no assurance that the Company will be able to compete with these competitors successfully. See THE COMPANY - WYNDGATE TECHNOLOGIES DIVISION
- COMPETITION and THE COMPANY - DATAMED INTERNATIONAL DIVISION.

DEPENDENCE ON DEVELOPMENT OF NEW BUSINESSES

     Through the merger with The Wyndgate Group, Ltd., the Company became engaged in the information management section of the blood center market. To effect its plan of operations, which includes the generation of increased revenues, the Company must expand its operations significantly beyond the historical operations of DataMed and Wyndgate to other markets which require similar management information services. The Company has entered into an agreement to sell DataMed subject to shareholder approval. There is no assurance that the Company will be able to expand its business operations. The current activities of Wyndgate in the blood center market does not assure future business expansion or profitability. See THE COMPANY.

PROPRIETARY RIGHTS AND LICENSES

     The Company's success depends in part on its ability to obtain and enforce intellectual property rights for its technology and software, both in the United States and in other countries. The Company's proprietary software is protected by the use of copyrights, trademarks, confidentiality agreements and license agreements that restrict the unauthorized distribution of the Company's proprietary data and limit the Company's software products to the customer's internal use only. While the Company has attempted to limit unauthorized use of its software products or the dissemination of its proprietary information, there can be no assurance that the Company will be able to retain its proprietary software rights and prohibit the unauthorized use of proprietary information.

     The Company may file additional applications for patents, copyrights, and trademarks as management deems appropriate. There can be no assurance that any patents, copyrights, or trademarks the Company may obtain will be sufficiently broad to protect the Company's products, or that applicable law will provide effective legal or injunctive remedies to stop infringement on the Company's patents (if obtained), trademarks, or copyrights. In addition, there can be no assurance that any patent, trademark, or copyright obtained by the Company will not be challenged, invalidated, or circumvented, that intellectual property rights obtained by the Company will provide competitive advantages, or that the Company's competitors will not independently develop technologies or products that are substantially equivalent or superior to those of the Company. In addition, if the Company's software products infringe upon the rights of others, the Company may be subject to suit for damages or an injunction to cease the use of such products. The Company is not aware of any claims or infringements of the Company's software products upon the rights of others. See THE COMPANY.

DEPENDENCE ON PERSONNEL

     The Company is significantly dependent on a limited number of personnel, including Michael I. Ruxin, M.D. (Chairman and Chief Executive Officer), Joseph F. Dudziak (President and Chief Operating Officer), William J. Collard (Secretary/Treasurer, Director and President of the Wyndgate division), and Gerald F. Willman, Jr. (Director and Vice President of the Wyndgate division). Although most of these individuals are subject to employment agreements, such agreements are difficult to enforce against employees. If the Company fails to retain the services of one or more of these employees, the Company's operations may be adversely affected. The Company does not have key man insurance on any of its officers or employees; however, the Company is the designated beneficiary of a term life insurance policy for Dr. Ruxin in the face amount of $1,000,000. See MANAGEMENT.

NO DIVIDENDS

     The Company does not anticipate paying any cash dividends for the foreseeable future. The Company expects that future earnings, if any, will be used to finance growth. See MARKET FOR COMMON EQUITY, DIVIDEND POLICY AND RELATED SHAREHOLDER MATTERS.

AUTHORIZED STOCK AVAILABLE FOR ISSUANCE BY THE COMPANY


     The Company presently has 8,135,755 shares of Common Stock outstanding, out of a total of 40,000,000 shares of Common Stock, and 10,000,000 shares of Preferred Stock authorized for future issuance under the Company's Articles of Incorporation. These amounts do not, however, include 1,456,988 shares issuable upon exercise of the Warrants or 1,906,321 shares issuable upon exercise of other outstanding options and warrants. The remaining shares of Common Stock and Preferred Stock not issued or reserved for specific purposes may be issued without any action or approval of the Company's shareholders. Although there are no present plans, agreements or undertakings involving the issuance of such shares except as disclosed in this Prospectus, any such issuances could be used as a method of discouraging, delaying or preventing a change in control of the Company or could dilute the public ownership of the Company. There can be no assurance that the Company will not undertake to issue such shares if it deems it appropriate to do so. See DESCRIPTION OF SECURITIES.


LIMITED CAPITALIZATION

     The Company has only limited capitalization available to it. The Company anticipates it will need additional capital to pursue its intended business plan; however, the Company has received no commitment from any person for that financing, and there can be no assurance that adequate financing will be available on reasonable terms, if and when needed. See THE COMPANY.

CONTROL BY OFFICERS AND DIRECTORS

     The Company's officers and directors, own approximately 33% of the outstanding Common Stock of the Company and will be able to substantially influence all matters requiring approval by the shareholders of the Company, including the election of directors. The Company does not provide for cumulative voting in the election of directors; hence, purchasers of the securities offered hereby should not expect to be able to elect any directors to the Company's Board of Directors. See SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

POSSIBLE ANTI-TAKEOVER EFFECTS OF PROXIES GRANTED TO ODSI, PREFERRED STOCK AND SEVERANCE PAYMENTS

     Certain of the Company's officers, directors and major shareholders beneficially owning 3,001,500 shares of the Company's Common Stock have granted an irrevocable proxy to ODSI until November 14, 1997, to vote their shares in favor of a proposal to approve any definitive agreement between the Company and ODSI relating to the Technology and on any other proposal relating to the sale of any of the stock of the Company or all or substantially all of the assets of the Company or any of the Technology. The grant of the proxies to ODSI could have the effect of delaying, deferring or preventing a change in control of the Company or a bid by a third person for the Company and/or the Technology. See SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The Board of Directors of the Company may issue shares of Preferred Stock without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. In addition, as discussed under MANAGEMENT - EMPLOYMENT AGREEMENTS, if the Company terminates the employment of Michael I. Ruxin, William J. Collard or Gerald F. Willman, Jr. for any reason other than cause or disability, the Company will be required to pay a lump sum per individual of up to $2.5 million. The effect of the severance payment provisions is to increase the likelihood that a potential purchaser will seek to negotiate directly with the Board of Directors and management in order to gain control of the Company or its assets rather than directly approaching the Company's shareholders as a group. All of the foregoing could have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. See MANAGEMENT - EMPLOYMENT AGREEMENTS and DESCRIPTION OF SECURITIES - PREFERRED STOCK.

ADVERSE IMPACT OF SALES OF SHARES ON MARKET FOR COMPANY'S SECURITIES

     Sales of Shares by Selling Security Holders hereunder could adversely affect the market price of the Company's securities and make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate. The Company is unable to predict the effect that sales of Shares pursuant to this Prospectus may have on the then prevailing market price of the Common Stock. The sale of the Shares may have a depressive effect on the prices of the Company's Common Stock and Warrants. See DESCRIPTION OF SECURITIES.

POSSIBLE VOLATILITY OF PRICE OF SHARES, SHARES OF COMMON STOCK AND WARRANTS

     The prices of securities of publicly traded corporations tend to fluctuate significantly. It can be expected, therefore, that there may be significant fluctuations in price of the Company's Common Stock and Warrants. Although a trading market for the Company's Common Stock and Warrants currently exists, there can be no assurance that a market will be sustained. Fluctuations in trading interest and changes in the Company's operating results, financial condition and prospects could have a significant impact on the market prices for the Common Stock and the Warrants.

NASDAQ MAINTENANCE REQUIREMENTS AND EFFECTS OF POSSIBLE DELISTING; RISKS RELATED TO LOW-PRICED STOCKS

     Although the Company's shares of Common Stock and the Warrants are currently trading on the NASDAQ Small-Cap Market, the Company must continue to meet certain maintenance requirements in order for such securities to continue to be listed on NASDAQ. NASDAQ recently announced new entry and maintenance requirements for companies traded on the NASDAQ Small-Cap Market, including increased financial standards and requiring companies to have at least two independent directors and an audit committee, a majority of which are independent directors. There can be no assurance that the Company will be able to meet such new criteria. The Company has until February 22, 1998 to meet such new requirements. If the Company's securities are delisted from NASDAQ, this could restrict investors' interest in the Company's securities and could materially and adversely affect any trading market and prices for such securities. In addition, if the Company's securities are delisted from NASDAQ, and if the Company's net tangible assets do not exceed $2 million, and if the Common Stock is trading for less than $5.00 per share, then the Company's Common Stock and Warrants would each be considered a "penny stock" under federal securities law. Additional regulatory requirements apply to trading by broker-dealers of penny stocks which could result in the loss of effective trading markets for the Company's Common Stock and Warrants.

WARRANTS TO REPRESENTATIVE

     At the closing of the Company's February 1997 initial public offering, the Company sold to the Representative and its designees, for $100, warrants to purchase up to 133,700 Units (the "Representative's Warrants"), exercisable at $11.55 per Unit. The Representative's Warrants are exercisable for a forty nine month period, commencing 11 months from the date of their issuance.

The Representative will be given the opportunity to profit from a rise in the market price of the Company's Common Stock with a resulting dilution of the interest of stockholders. Furthermore, the Company granted certain registration rights with regard to the shares underlying the Representative's Warrants and issuable upon exercise of the Warrants included in the Representative's Warrants, and such registration could result in substantial expense to the Company.

POTENTIAL LITIGATION DUE TO THE SALE OF DATAMED

     DataMed's substance abuse testing service agreements have contract terms that vary from one to five years and, unless cancelled generally ninety days prior to the end of the license term, most are automatically renewable. Generally, such contracts are not assignable. The Asset Purchase Agreement for the sale of DataMed provides that the Company will assign its customers contracts to the purchaser, and if the customer does not consent to the assignment, the purchaser can require the Company to terminate any such non-consenting customer's contract. The Company will not be in the substance abuse testing business if the sale of DataMed is approved by the Company's shareholders. While the Company does not consider it likely, it is possible non-consenting customers could commence litigation against the Company for failure to provide substance abuse testing pursuant to such customer's contract with DataMed.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the Company intends that such forward-looking statements be subject to the safe harbors for such statements under such sections. The Company's forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the Company's planned marketing efforts and future economic performance of the Company. The forward-looking statements and associated risks set forth in the Prospectus include or relate to: (i) the ability of the Company to obtain a meaningful degree of consumer acceptance for its software products and proposed software products, (ii) the ability of the Company to market its software products and proposed software products on a national and international basis at competitive prices, (iii) the ability of the Company's software products and proposed software products to meet government regulations and standards, (iv) the ability of the Company to develop and maintain an effective national and international sales network,
(v) success of the Company in forecasting demand for its software products and proposed software products, (vi) the ability of the Company to maintain pricing and thereby maintain adequate profit margins, (vii) the ability of the Company to achieve adequate intellectual property protection for the Company's software products and proposed software products and (viii) the ability of the Company and its customers to successfully and timely implement the Company's software products.

     The forward-looking statements herein are based on current expectations that involve a number of risk and uncertainties. Such forward-looking statements are based on assumptions that the Company will market and provide software products on a timely basis, that there will be no material adverse competitive or technological change in condition of the Company's business, that demand for the Company's software products will significantly increase, that the Company's Chief Executive Officer will remain employed as such by the Company, that the Company's forecasts accurately anticipate market demand, that the shareholders will approve the sale of DataMed and that there will be no material adverse change in the Company's operations, business or governmental regulation affecting the Company or its suppliers. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in the "Risk Factors" section of the Prospectus, there are a number of other risks inherent in the Company's business and operations which could cause the Company's operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Growth in absolute and relative amounts of cost of goods sold, research and development and selling, general and administrative expenses or the occurrence of other events could cause actual results to vary materially from the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause the Company to alter its marketing, capital investment and other expenditures, may also materially adversely affect the Company's results of operations. In light of significant uncertainties inherent in the forward-looking information included in the Prospectus, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company's objectives or plans will be achieved, See MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATIONS and THE COMPANY.

                             USE OF PROCEEDS

     None of the proceeds from the sale of the shares of Common Stock by the Selling Security Holders will be received by the Company. See SELLING SECURITY HOLDERS and PLAN OF DISTRIBUTION.

     If holders of the 187,800 warrants exercised their warrants at $3.75 per share, of which there can be no assurance, the Company would receive approximately $704,250 from such exercises.


             MARKET FOR COMMON EQUITY, DIVIDEND POLICY AND
                       RELATED SHAREHOLDER MATTERS

     MARKET INFORMATION.   The Units, each of which consisted of two shares
of Common Stock and one Warrant, commenced trading on the NASDAQ Small-Cap Market on February 12, 1997. On March 13, 1997, the Common Stock and Warrants included in the Units began to trade separately and the Units ceased to trade.

     The following table sets forth the high and low bid prices for the Company's Common Stock since the Common Stock commenced trading on March 13, 1997. The quotations reflect inter-dealer prices, with retail mark-up, mark-down or commissions, and may not represent actual transactions. The information presented has been derived from the National Quotation Bureau, Inc. Library.

     1997 Fiscal Year                                      High Bid   Low Bid
     ----------------                                      --------   -------

     First Quarter (from March 13) . . . . . .              $3.875     $3.00

     Second Quarter. . . . . . . . . . . . . .              $3.00      $2.75


     Third Quarter . . . . . . . . . . . . . .              $2.9375    $1.8125

     Fourth Quarter (through October 28) . . .              $3.0625    $2.125



     On October 28, 1997, the last reported bid and asked prices for the Common Stock were $2.125 and $2.1875, respectively, and the last reported bid and asked prices for the Class A Common Stock Purchase Warrants were $.75 and $.875, respectively.


     DIVIDEND POLICY.   The payment of dividends by the Company is within
the discretion of its Board of Directors and depends in part upon the Company's earnings, capital requirements and financial condition. Since its inception, the Company has not paid any dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance its operations.

     SHAREHOLDER INFORMATION.   As of September 22, 1997, the Company had
approximately 135 holders of record of the Company's Common Stock.

                     SUMMARY FINANCIAL INFORMATION

     The following table sets forth summary financial information regarding the results of operations and financial position of the Company for the periods and at the dates indicated. The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included elsewhere in
this Prospectus.   This data should be read in conjunction with the
Company's consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in conjunction with MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

     The summary financial data as of, and for the six months ended June 30, 1997 and 1996, are derived from the unaudited consolidated financial statements of the Company, which in the opinion of the Company reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the unaudited consolidated financial statements. The results of operations for the six months ended June 30, 1997 and 1996 are not necessarily indicative of the results to be expected for the full year.

STATEMENT OF OPERATIONS DATA:
(In Thousands)
                                   Years Ended           Six Months Ended
                                   December 31,              June 30,
                                 ----------------       ------------------

                                 1996        1995        1997       1996
                                 ----        ----        ----       ----
REVENUES:

  Software sales and
   consulting                  $    3,648  $     934   $   1,365  $   2,771

  Hardware and software,
   obtained from vendors              928         --         220         91
                                 --------   --------    --------   --------

     Total revenue                  4,576        934       1,585      2,862

COST OF REVENUE AND PRODUCT
 DEVELOPMENT:

  Software sales and consulting       937        296         590        560

  Hardware and software,
   obtained from vendors              946         --         168         67
                                 --------   --------    --------   --------

Total cost of revenue and
 product development                1,883        296         758        627
                                 --------   --------    --------   --------

Gross profit                    $   2,693  $     638   $     827  $   2,235


OPERATING EXPENSES:

  Payroll and other                 1,524        844         971        521

  General and administrative          924        604         577        308

  Sales and marketing                 903        153         486        402

  Research and development          1,538        655       1,078        725

  Provision for doubtful accounts      19         44          70         10

  Depreciation and amortization       162         45         154         72
                                 --------   --------    --------   --------

  Income (loss) from
   continuing operations        $  (2,377) $  (1,707)  $  (2,509) $     197


STATEMENT OF OPERATIONS DATA, CONTINUED
----------------------------
(In Thousands)
                                    Years Ended          Six Months Ended
                                    December 31,              June 30,
                                  ----------------      ------------------

                                  1996       1995        1997      1996
                                  ----       ----        ----      ----
Interest income                 $      25  $      27   $     115 $       10

Interest expense                     (209)       (51)        (47)       (68)

Other                                 250         24          81         --

Provision for income taxes             --         29          --         --

Income (loss) from continuing
 options after provision for
 income taxes                      (2,811)    (1,784)     (2,522)       139

Loss from discontinued
 operations                        (1,681)      (901)       (880)      (539)


Net loss                        $  (4,492) $  (2,685)  $  (3,402) $    (400)
                                 ========   ========    ========   ========




BALANCE SHEET DATA:
(In Thousands)
                                               December 31,     June 30,
                                             1995       1996      1997
                                             ----       ----      ----

Working capital (deficit)  . . . . . . .  $ (2,001)  $ (3,995)  $    872

Total assets . . . . . . . . . . . . . .  $  1,193   $  3,239   $  6,279

Net liabilities of discontinued
 operations. . . . . . . . . . . . . . .  $    819   $  1,132   $    666

Accumulated deficit. . . . . . . . . . .  $ (3,200)  $ (7,692)  $(11,094)

Stockholders' equity (deficit) . . . . .  $ (1,459)  $ (3,360)  $  1,897

       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

GENERAL

     Global Med Technologies, Inc. is comprised of two operating divisions, Wyndgate Technologies ("Wyndgate") and DataMed International ("DataMed"). Wyndgate designs, develops, markets and supports health care information management software products for blood banks, hospitals and other facilities. Revenues for Wyndgate are derived from the licensing of software, the provision of consulting and other value-added support services and the sale of related hardware and software obtained from vendors. DataMed is in the business of substance abuse testing and medical surveillance management services, including medical review officer functions, data management, record storage and coordination of all substance abuse testing program elements. Revenues for DataMed are derived from the provision of substance abuse testing management services and the coordination of laboratory and collection site services for substance abuse tests. The Company has entered into an agreement to sell DataMed, subject to shareholder approval.

     During the three months ended March 31, 1997, the Company completed an initial public offering in which approximately 2,914,000 shares of common stock were issued and provided the Company with approximately $8.2 million, net of expenses (the "February 1997 public offering"). Through August 1997, the Company has used approximately $5 million of the net proceeds from the February 1997 public offering. The use of proceeds to date have been principally expended to repay short-term debt, notes payable, accounts payable and other accrued expenses, to fund Wyndgate's research and development and sales and marketing efforts, as well as for general working capital purposes. Due to delays in the software license fee revenues and delays in the implementation cycles discussed below as part of Liquidity and Capital Resources, the Company's use of the net proceeds from the February 1997 public offering for working capital purposes has been, and is expected to continue to be, greater than originally anticipated. As a result, management anticipates that the remaining funds will not be sufficient to fund the Company's anticipated cash requirements necessary to fund management's intended plans for the Company.

     From inception to June 30, 1997, the Company incurred cumulative net losses of approximately $11.1 million. The Company expects to continue to incur losses until 1999, and possibly thereafter, until its existing SAFETRACE(R) software product is fully implemented and fully operational within the Company's customers information system environment and until its transfusion management information system software product, which is currently under development, is established in its markets.

     During the quarter ended June 30, 1997, management became aware of certain delays in future software license fee revenues expected from certain large internationally based blood centers and hospital organizations. See Liquidity and Capital Resources below for further discussion of the Company's cash requirements and management's plans.

     The Company's Wyndgate division has historically incurred, and expects to continue to incur, losses related to its operations, including the continued costs for research and development of new software products by Wyndgate and the expansion of sales and marketing resources. The timing and amounts of the Company's expenditures will depend upon a number of factors, including the progress of the Company's research and development process, the status and timing of regulatory approval, the timing of market acceptance of the Company's products, the level of support needed by the Company's customers to implement the software products they license from Wyndgate, and the efforts required to develop the Company's sales and marketing organization.

     Management's Discussion and Analysis or Plan of Operations contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the sufficiency of the Company's liquidity and sources of capital. Any statements contained herein which are not historical facts or which contain the words expect, believe or anticipate, or words of similar import shall be deemed to be forward-looking statements. These forward-looking statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially. Additional information regarding factors that could potentially affect the Company or its financial results may be included in the Company's filings with the Securities and Exchange Commission.

     The results of operations and cash flows for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period of 1997 or for the year ending December 31, 1997.

SIX MONTHS ENDED JUNE 30, 1997 ("INTERIM 1997") AS COMPARED TO SIX MONTHS ENDED JUNE 30, 1996 ("INTERIM 1996")

RESULTS OF OPERATIONS

     REVENUES. Revenues are comprised of software sales and consulting revenues, and sales of hardware and software obtained from vendors. Revenues from software sales and consulting decreased by $1,406,000, or 51%, to $1,365,000 for Interim 1997 compared to $2,771,000 for Interim 1996. This decrease in software sales and consulting revenue is primarily the result of significantly reduced new sales and related deliveries of Wyndgate's SAFETRACE(R) software products.

     Revenues from hardware and software, obtained from vendors increased by $129,000, or 142%, to $220,000 for Interim 1997 compared to $91,000 for
Interim 1996. This increase was primarily due to an increase in the average price per order and in the number of Wyndgate customers which ordered third party hardware and software through Wyndgate.

     The Company's marketing and sales efforts will continue to be focused on current and future Wyndgate software products and services. If future sales of Wyndgate's SAFETRACE(R) software product licenses are less than management anticipates, the Company's revenues, gross margins, and liquidity may be materially adversely affected.

     TOTAL COST OF REVENUE AND PRODUCT DEVELOPMENT. Cost of revenue and product development as a percentage of total revenues was 48% and 22% for Interim 1997 and Interim 1996, respectively.

     Cost of software sales and consulting as a percentage of the related revenue was 43% and 20% for Interim 1997 and Interim 1996, respectively. This increase was primarily a result of decreased sales of Wyndgate's SAFETRACE(R) software product licenses which are typically priced at higher profit margins than revenues from consulting and implementation related services.

     Cost of hardware and software, obtained from vendors as a percentage of the related revenue was 76% and 74% for Interim 1997 and Interim 1996, respectively. Typically, hardware and software, obtained from vendors is priced at lower profit margins than revenues from software sales and consulting.

     GROSS PROFIT. Gross profit as a percentage of total revenue was 52% and 78% for Interim 1997 and Interim 1996, respectively. This decrease in gross profit was primarily a result of the decreased sales of the higher margin SAFETRACE(R) software products discussed above.

     PAYROLL AND OTHER. Payroll and other increased $450,000, or 86%, to $971,000 for Interim 1997 compared to $521,000 for Interim 1996. The increase in payroll and other was primarily due to increased salary and employee benefit costs incurred as a result of the hiring of additional client service personnel necessary to manage Wyndgate's new customers together with increased management personnel.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $269,000, or 87%, to $577,000 for Interim 1997 compared to $308,000 for Interim 1996. The increase in general and administrative expenses was attributable primarily to outside contract services, insurance related expenses, leased office space expenses and other general and administrative expenses which were related to the increase in the number of Wyndgate employees.

     SALES AND MARKETING. Sales and marketing expenses were $486,000 and $402,000 for Interim 1997 and Interim 1996, respectively, an increase of $84,000, or 21%, compared Interim 1996. The increase in sales and marketing expenses was primarily due to increased activity in advertising and direct sales personnel and travel related expenditures of Wyndgate offset by a $45,000 decrease related to certain stock options granted to a business advisory enterprise expensed in 1996 and which expired on June 30, 1997. Management expects that there will be additional increases in sales and marketing expenses if the Company is successful in introducing its new transfusion management information system, the SAFETRACE TX(TM) software product and if the Company is successful in its current capital raising efforts.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased $353,000, or 49%, from Interim 1996 to Interim 1997. The increase in research and development expenses was primarily due to an increase in the number of employees assigned to software development at Wyndgate. Management expects research and development expenses to increase as additional software development related to Wyndgate's SAFETRACE TX(TM) software product is planned within the remainder of 1997.

     PROVISION FOR DOUBTFUL ACCOUNTS. The provision for doubtful accounts increased $60,000, or 600%, from Interim 1996 to Interim 1997. The provision for doubtful accounts for Interim 1997 of $70,000 provided for potential uncollectability of certain accounts receivable.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased $82,000, or 114%, from Interim 1996 to Interim 1997. The increase in depreciation and amortization is due to the increases in fixed assets.

     INTEREST INCOME. Interest income increased $105,000 from Interim 1996 to Interim 1997. The increase was primarily due to interest income derived from the net proceeds of the February 1997 public offering.

     INTEREST EXPENSE.  Interest expense decreased $21,000, or 31%, from
Interim 1996 to Interim 1997.   This decrease was primarily due to the
repayment of approximately $1.4 million in short term debt and notes payable from the net proceeds of the February 1997 public offering, which was partially offset by an increase in interest expense on capital lease obligations.

     OTHER.  Other expenses increased $81,000 from Interim 1996 to Interim
1997.   This increase was primarily due to $79,000 of expenses incurred during the first quarter of 1997 in conjunction with the issuance and registration of warrants to two unrelated investors who provided the company with approximately $450,000 through the January 1997 issuance of certain 12% notes. The 12% notes plus accrued interest thereon were repaid in full from a portion of the net proceeds from the February 1997 public offering.

     LIQUIDITY AND CAPITAL RESOURCES

     The Company had cash and cash equivalents of $3.78 million at June 30, 1997, none of which is restricted. During Interim 1997, management became aware of delays in future software license fee revenues expected from certain large internationally based blood centers and hospital organizations. These delays are expected to cause a greater use of liquidity and capital resources during the remainder of 1997 than originally anticipated. Based on this recent information, management anticipates that the Company's current and anticipated cash balances will not be sufficient to meet the Company's liquidity and capital requirements necessary to fund management's intended plan of operations, even if DataMed is sold. Management recognizes that the Company must obtain additional capital resources, consider significant reductions to its software development programs and/or significantly reduce all of its operating expenses to enable it to continue operations with available resources. Management's plans include consideration of the sale of additional equity securities and the sale of DataMed which would provide sufficient resources to continue the Company's operations and its software development programs. The Company anticipates it will continue to incur losses until 1999, and possibly thereafter; accordingly, the Company will require additional capital beyond current capital raising efforts.

     The Company had working capital of $872,000 at June 30, 1997 compared to a working capital deficit of $4 million at December 31, 1996. Excluding the net liabilities of the discontinued operations, the Company had working capital of $1.5 million at June 30, 1997 compared to a working capital deficit of $2.9 million at December 31, 1996. The change in working capital during Interim 1997 was primarily due to the completion of the February 1997 public offering which generated approximately $8.2 million in net proceeds. To date, the net proceeds from the February 1997 public offering have principally been expended to repay short term debt, notes payable, accounts payable and other accrued expenses, to fund Wyndgate's research and development and sales and marketing efforts, and for general working capital purposes.

     The Company used $3.4 million in net cash for operating activities during Interim 1997, compared to $1.6 million during Interim 1996. These amounts include $1.3 million net cash used by discontinued operations during Interim 1997 and $585,000 net cash used by discontinued operations during Interim 1996. The cash used in continuing operations during Interim 1997 consisted primarily of the net loss from continuing operations of $2.5 million and net decreases of $537,000 in certain current liabilities partially offset by an increase of $468,000 in unearned revenue and $274,000 of depreciation and amortization expense incurred during Interim 1997.

     Net cash used in investing activities was $496,000 and $91,000 during Interim 1997 and Interim 1996, respectively. This included capital expenditures for discontinued operations of $58,000 and $15,000 during Interim 1997 and 1996, respectively. During Interim 1997, net cash used in investing activities consisted entirely of purchases of equipment and fixtures related to the increase in the number of Wyndgate employees and Wyndgate's occupation of additional office space. During Interim 1996, net cash used in investing activities consisted of purchases of equipment and fixtures related to the increase in the number of employees and an increase in capitalized software development costs.

     Net cash provided by financing activities was $7.1 million and $1.5 million during Interim 1997 and Interim 1996, respectively. This included capital lease principal payments for discontinued operations of $107,000 and $105,000 during Interim 1997 and Interim 1996, respectively. During Interim 1997, the Company completed its February 1997 public offering and received approximately $8.2 million in net proceeds. The Company used a portion of these net proceeds to repay approximately $1.4 million in short term debt and notes payable, and also to pay certain offering and distribution costs related to the February 1997 public offering. In addition, the Company paid $95,000 in principal payments on its capital lease obligations during Interim 1997.

     The implementation cycle of Wyndgate's SAFETRACE(R) software products is running longer than originally anticipated. Based on recent experience, management now anticipates that the implementation cycle will typically take an average of approximately 14 months. The implementation cycles are dependent on various items including the clients' size and the complexity of the clients' standard operating procedures. Eight of the current twenty-five SAFETRACE(R) software product clients are implemented and operational using the SAFETRACE(R) software product. The results of the implementation cycle delays are expected to delay future SAFETRACE(R) software product maintenance revenues, future progress payments from clients as defined in the SAFETRACE(R) software product license agreements, the previously anticipated increase in future software license fee revenue from further sales of the SAFETRACE(R) software product, and cause a greater use of liquidity and capital resources than originally anticipated. Correspondingly, the implementation delays have created billing and collection delays. Management recognizes the significant impact accounts receivable, accounts receivable turnover trends and unbilled revenues have on the Company's liquidity and working capital, and is continuing to attempt to reduce the implementation cycles for Wyndgate's software products.

     The Company is currently evaluating potential investment banking relationships to assist it in the possible sale of equity securities. The Company also has entered into an agreement to sell DataMed, subject to shareholder approval. Assuming the Company successfully raises additional funds and/or shareholders approve the sale of DataMed, there can be no assurance that the Company will achieve profitability or positive cash flow. If the Company is unable to obtain adequate financing or if consummation of the DataMed transaction does not occur during 1997, management will be required to significantly reduce the Company's software development programs and all of its operating expenses. If the Company is successful in raising additional funds through the sale of additional equity securities, such a change in capitalization could also increase the number of shares of common stock outstanding, thus diluting ownership of current shareholders in the Company.

YEAR ENDED DECEMBER 31, 1996 ("FISCAL 1996") AS COMPARED TO THE YEAR ENDED DECEMBER 31, 1995 ("FISCAL 1995")

RESULT OF OPERATIONS

     REVENUES. Revenues increased by $3.7 million, or 396%, to $4.6 million for Fiscal 1996 compared to $934,000 for Fiscal 1995. The increase was primarily the result of the introduction of Wyndgate's SAFETRACE(R) software product and related sales of hardware and software obtained from vendors.

     COST OF SALES AND PRODUCT DEVELOPMENT. Cost of sales and product development as a percentage of revenues was 41% in Fiscal 1996 compared to 32% in Fiscal 1995. This increase was primarily a result of the following: increased royalty fee expenses based on increased sales of Wyndgate's SAFETRACE(R) software product licenses; increased sales of hardware and software obtained from vendors priced at lower profit margins than Company developed software sales and increased amortization expense of the capitalized software development costs related to the development of Wyndgate's SAFETRACE(R) software product.

     GROSS PROFIT. Gross profit as a percentage of revenues was 59% in Fiscal 1996 compared to 68% in Fiscal 1995 as a result of the increased costs discussed above.

     PAYROLL AND OTHER. Payroll and other increased $680,000, or 81%, in Fiscal 1996 compared to Fiscal 1995. The increase in payroll and other was primarily due to the hiring of additional management personnel together with increases in client service personnel necessary to manage Wyndgate's new customers.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased $320,000, or 53%, in Fiscal 1996 compared to Fiscal 1995. The increase in general and administrative expenses was attributable primarily to increases in outside contract services, product liability insurance, leased office space and other general administrative expenses which were related to the increase in the number of Wyndgate employees. These expenses were offset by a significant decline in merger and reorganization expenses.

     SALES AND MARKETING. Sales and marketing expenses increased $750,000, or 490%, in Fiscal 1996 compared to Fiscal 1995. The increase in sales and marketing expenses was primarily due to increased activity in advertising media, trade shows and direct sales including personnel and travel related expenditures for Wyndgate.

     RESEARCH AND DEVELOPMENT. Research and development expenses were $1.5 million in Fiscal 1996 compared to $655,000 in Fiscal 1995 representing an increase of 129%. The increase in research and development expenses was primarily due to an increase in the number of employees assigned to software and systems development at Wyndgate.

     PROVISION FOR DOUBTFUL ACCOUNTS. The provision for doubtful accounts decreased $25,000, or 57%, in Fiscal 1996 compared to Fiscal 1995. The provisions for doubtful accounts in both Fiscal 1996 and Fiscal 1995 were generally consistent with management's expectations.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased $117,000 in Fiscal 1996 compared to Fiscal 1995. The increase in depreciation and amortization is due to the increases in fixed assets.

     INTEREST EXPENSE. Interest expense increased $158,000, or 310%, in Fiscal 1996 compared to Fiscal 1995. This increase was primarily due to increases in capital lease financing, interest incurred related to the 10% Notes, and increases in other short-term borrowings. Management used a portion of the net proceeds from the Company's February 1997 public offering to repay certain short-term borrowings and certain of the 10% Notes not converted into Common Stock.

     OTHER. Other expenses increased $226,000, or 942%, in Fiscal 1996 compared to Fiscal 1995. These expenses included $250,000 provided for potential uncollectability of a note receivable. This $250,000 expense was offset by a $24,000 decrease in losses on disposal of fixed assets.


     LIQUIDITY AND CAPITAL RESOURCES

     The Company had a working capital deficit of approximately $4 million as of December 31, 1996 compared with a working capital deficit at December 31, 1995 of approximately $2 million. The Company used $2.65 million and $553,000 in net cash for operating activities during Fiscal 1996 and Fiscal 1995, respectively. These amounts include $1 million of net cash used in discontinued operations during Fiscal 1996 and $9,000 of net cash provided by discontinued operations during Fiscal 1995. The cash used in continuing operations during Fiscal 1996 of $1.6 million, consisted of the net loss from continuing operations of $2.8 million, an increase in accounts receivable and unbilled revenue of $1.2 million, an increase in other assets of $190,000, a decrease in the non-compete accrual of $175,000, offset by an increase in accounts payable and other accrued current liabilities of $1.4 million and a $ 1 million increase in unearned revenue. The Company used cash in investing activities of approximately $242,000 during Fiscal 1996 compared with approximately $191,000 during Fiscal 1995. During Fiscal 1996, these operating and investing activities were financed primarily from the proceeds of private placements of Common Stock, notes payable and short term borrowing on a line of credit with a bank.

     The Company generated approximately $751,000 from the issuance of notes payable during Fiscal 1996 and received net short-term borrowings of
$597,000 for the same period.   Additionally, the Company received proceeds
of approximately $1.74 million from the private placement of its Common Stock after deducting commissions and expenses of $260,000 during Fiscal 1996. During Fiscal 1996, the Company also used cash from the financing activities by making approximately $353,000 in principal payments on capital leases and by payment of $486,000 of issuance and distribution costs for the Company's February 1997 public offering.

     Cash provided by financing activities for Fiscal 1995 included proceeds from the issuance of common stock of approximately $735,000. Net proceeds for this period from other sources were minimal.

     During January 1997, the Company borrowed $450,000 from two unrelated investors at 12% interest. These notes were repaid with accrued interest of approximately $5,000 in February 1997. The proceeds of the notes were used for short-term working capital. In connection with the notes, the Company issued two warrants to purchase 150,000 shares of the Company's Common Stock, exercisable at 85% of the per share price of the shares of Common Stock included in the Units.

     The Company's cash flows have historically been used primarily in investing in software development and working capital needs. The Company is using proceeds from the Company's February 1997 public offering primarily to repay debt, to pay certain accounts payable and accrued expenses, for Wyndgate's research and development, Wyndgate's sales and marketing programs and for working capital purposes.

     The Company maintained a $1 million line of credit with a bank which matured February 12, 1997. The amount drawn on this line of credit at December 31, 1996 was $970,000. During February 1997, the Company used net proceeds from the Company's February 1997 public offering to repay approximately $970,000 for the $1 million line of credit plus accrued interest of approximately $5,000. A principal stockholder of the Company had personally guaranteed the repayment of the line of credit.

     The Company recognizes the significant impact of accounts receivable on its working capital needs. The substantial increase in revenue from software sales and consulting for Fiscal 1996 generated corresponding increases in accounts receivable. While management does not believe there are any unusual or material credit risks related to the Company's software sales, the high number of SAFETRACE(R) software product implementations for the Company's customers within a short period of time and delays experienced in implementation of the SAFETRACE(R) software product created billing and collection delays.

     The Company incurred a loss of approximately $4.5 million during Fiscal 1996. The Company expects to continue to incur losses until 1999, and possibly thereafter, until its software products are better established in its markets. There can be no assurance that the Company can generate sufficient revenues, earnings and cash collections from software sales to satisfy its working capital requirements after such time. The Company's working capital requirements will depend on numerous factors, including progress of the Company's research and development of the SAFETRACE TX(TM) software product, other new products, as well as new applications for its present core products, which include both SAFETRACE(R) and the SAFETRACE TX(TM) software products.
Additionally, the Company's working capital requirements may depend upon its success in obtaining a FDA 510K clearance letter for its SAFETRACE TX(TM) software product within the next 12 months. Failure to receive such clearance letter may require the Company to seek additional financing. The Company may seek financing to meet its working capital requirements through strategic alliances within the Company's industry, through collaborative arrangements with other suppliers to the Company's customers and/or through raising additional capital through private placements of its Common or Preferred Stock. There can be no assurance, however, that additional funds, if required, will be available from sources historically available to the Company or other sources on favorable terms, if at all.

EFFECT OF INFLATION AND FOREIGN CURRENCY EXCHANGE

     The Company has not experienced material unfavorable effects on its results of operations due to currency exchange fluctuations with its foreign customers or material unfavorable effects upon its results of operations as a result of domestic inflation.

                               THE COMPANY

     Global Med Technologies, Inc. (the "Company") provides information management software products and services to the healthcare industry and provides substance abuse testing program services to companies, including certain Fortune 1000 companies. Formerly known as National MRO, Inc., which was founded in 1989, the Company changed its name to Global Data Technologies, Inc. in 1995 in connection with the merger of National MRO, Inc. and The Wyndgate Group, Ltd. in May 1995. The Company changed its name again in May 1996 to Global Med Technologies, Inc. The Company now consists of two divisions, Wyndgate Technologies ("Wyndgate") and DataMed International ("DataMed"), both of which operate under their respective trade names. Wyndgate develops, markets, licenses and supports software for the healthcare industry. DataMed manages and markets a variety of services that are designed to assist companies with administering substance abuse testing programs. As more fully described below, the Company has entered into an agreement to sell, subject to shareholder approval, specified assets and liabilities of DataMed.

     Founded in 1984, Wyndgate initially developed a Student Information System ("SIS"), an integrated software package for colleges and universities to track student information. Pursuant to an agreement with eight California blood centers (the "Royalty Group"), Wyndgate began development of a blood tracking system to assist community blood centers, hospitals, plasma centers and outpatient clinics in the U.S. in complying with the quality and safety standards of the FDA for the collection and management of blood and blood products. After several years of development and approximately $1.1 million paid by the Royalty Group, Wyndgate has completed development and commenced marketing of the SAFETRACE(R) software product (Wyndgate's blood bank management information system software), which it believes to be the most comprehensive and flexible system of its type available today. In accordance with FDA regulations, the Company submitted a 510(k) application to the FDA in October 1995 for review of its SAFETRACE(R) software product. The Company was permitted to continue to market the SAFETRACE(R) software product during the review process. In April 1997, the Company's Wyndgate division received notification from the FDA of their finding of "substantial equivalence" of the Company's SAFETRACE(R) software product. This determination permits the Company to continue to market the SAFETRACE(R) software product. See THE COMPANY - WYNDGATE TECHNOLOGIES DIVISION - INDUSTRY OVERVIEW.

     The Company continues to concentrate its development efforts on Wyndgate's existing SAFETRACE(R) software product and Wyndgate's SAFETRACE TX(TM) product which is currently under development.

     The Company's internally developed software development tool EDEN-OA(R), was used in the development of Wyndgate's existing character-based SAFETRACE(R) software product, and EDEN-OA(R) provides the foundation for Wyndgate's existing SAFETRACE(R) software product. Until recently, management planned to continue to focus research and development efforts for further development of EDEN-OA(R).

     Based on management's now anticipated development requirements of Wyndgate's graphical user interface version of the SAFETRACE(R) software product and the SAFETRACE TX(TM) software product, management plans to shift Wyndgate's development efforts from enhancements of EDEN-OA(R) towards enhancements of commercially available, graphical software development tools. Management intends to continue EDEN-OA(R) support for the existing character-based SAFETRACE(R) software product. As a result, management no longer expects EDEN-OA(R) to be essential to the Company's strategic goals or to be critical to the Company's competitive advantages.

     Management believes purchasing and using commercially available, graphical software development tools for development provides Wyndgate cost and time effective software development tool solutions when compared to the estimated time and costs of further development and enhancements of EDEN-OA(R).

     DataMed was founded in 1989 by Michael I. Ruxin, M.D. to offer the services of a Medical Review Officer ("MRO") to the regulated and unregulated segments of the substance abuse testing market. Due to federal regulations, companies involved in commercial transportation must comply with requirements mandating substance abuse testing of employees in safety sensitive positions and substance abuse awareness education for supervisors and employees. Additionally, federal substance abuse testing requirements applicable to commercial transportation mandate the use of an MRO to evaluate the quality and accuracy of the testing laboratory and to determine legal or illegal use of substances. Corporate outsourcing has been a positive factor for DataMed as some large companies have contracted with DataMed to outsource the management of their substance abuse testing programs.

     DataMed provides customized program management services to companies in an attempt to increase total program quality and decrease total program costs. DataMed provides substance abuse testing management services which coordinate and actively manage the specimen collection process, the laboratory testing process, the MRO review process, the random testing process, the blind sample quality control process, the substance abuse testing process, and the data management process including compliance reporting and record keeping.

STRATEGY

     The following are key elements of the Company's strategy; however, there can be no assurance that the Company will be successful in its strategy.

     EXPAND SALES & MARKETING EFFORTS. The Company intends to increase its sales and marketing efforts by hiring additional field sales and other marketing personnel during the twelve months following its February 1997 public offering. The Company's Wyndgate division currently has five sales and marketing personnel. The Company believes it can increase its presence in the U.S. blood bank information management market through its planned increases in its sales and marketing staff.

     DEVELOP NEW HEALTHCARE MANAGEMENT SOFTWARE PRODUCTS AND SERVICES. The Company believes that it can develop new products and services from its existing technology base. In the future, the Company intends to introduce a transfusion management information system, to be known as the SAFETRACE TX(TM) software product.

     EXPAND INTERNATIONAL MARKETS. The Company is focused on expanding international markets. The Company plans to pursue international growth as it relates to blood banks, plasma centers and hospitals.

     DEVELOP STRATEGIC RELATIONSHIPS. The Company intends to pursue strategic relationships in order to further develop uses for its technology. Additionally, the Company may work with other healthcare information providers to develop applications.

     MAINTAIN TECHNOLOGY ADVANTAGE. The Company will continue to focus research and development on evolving its software development environment. Additional financing will be required to enable the Company to accomplish its goals in this area.

SALES AND MARKETING

     The Company intends to continue to sell and market its medical information management products and services through a direct sales force. Each sales representative will have a geographic area and will market all products and services. Additionally, the Company will continue to respond to requests for proposals ("RFPs") issued by blood banks, plasma centers and hospitals.

CUSTOMERS

     The Company currently has 25 (including the Royalty Group) customers for its SAFETRACE(R) software product and intends to continue to target domestic and international blood banks, plasma centers and hospitals.

     During the six months ended June 30, 1997, four Wyndgate customers, Belle Bonfils Memorial Blood Center (Belle Bonfils), Denver, Colorado; Haemonetics Corporation, Braintree, Massachusetts; Rhode Island Blood Center (Rhode Island), Providence Rhode Island; and Lifeblood/Mid-South Regional Blood Center (Lifeblood), Memphis, Tennessee, accounted for 13%, 34%, 12% and 10%, respectively, of the Company's revenues. During the three months ended June 30, 1997, five Wyndgate customers, Belle Bonfils; Lifeblood; Rhode Island; Institute for the Transfusion Medicine, Pittsburgh, Pennsylvania; and the Royalty Group (a group of eight California blood centers, through a 1992 development agreement with Wyndgate, paid $1.1 million to partially fund Wyndgate's development of its SAFETRACE(R) software product), accounted for 12%, 32%, 10%, 16% and 12%, respectively, of the Company's revenues. Accounts receivable and unbilled revenues as of June 30, 1997 from the above Wyndgate customers were approximately $500,000 and $200,000, respectively. In order to attempt to reduce its credit risks, the Company generally requires substantial down payments and progress payments during the course of implementation of Wyndgate's software products. Non-renewal or termination of the contractual arrangements with these key Wyndgate customers could have a material adverse effect on the Company. There can be no assurance that the Company will be able to retain these key customers or, if such customers are not retained, that the Company would be able to attract and retain new customers to replace the revenues currently generated by these customers. The Company will lose the revenues, accounts receivable and unbilled revenue from DataMed's customers if the sale of DataMed is approved. See THE COMPANY - SALES AND MARKETING.

RESEARCH AND DEVELOPMENT

     During the six months ended June 30, 1997 and 1996, the Company expended approximately $1.1 million, and $725,000, respectively, for research and development.

EMPLOYEES


     Currently, the Company had 134 full-time employees, consisting of 7 employees for the corporate office, 81 at Wyndgate and 46 at DataMed. As a result of the Interim Management Agreement relating to DataMed, as of July 1, 1997, the DataMed employees are no longer being compensated by the Company. The Company has employment agreements with certain personnel. See MANAGEMENT. The Company's employees are not represented by a labor union or subject to collective bargaining agreements. The Company has never experienced a work stoppage and believes that its employee relations are satisfactory.


PROPERTIES

     The Company currently occupies two primary locations. The Company occupies approximately 17,000 square feet of office space in Lakewood, Colorado pursuant to a lease that expires on December 31, 2000. If the Asset Purchase Agreement is approved by the Company's shareholders, the Company's need for a substantial portion of such space for its corporate offices will be eliminated, and the Company intends to enter into a new lease for approximately 3,439 square feet. The Company through its Wyndgate division, also leases approximately 22,000 square feet of office space in Sacramento, California pursuant to a lease that expires on September 7, 2002. The Company also has employees located in Virginia, Illinois, Pennsylvania and Texas. No office lease is required at those locations because the employees work out of their homes. During the year ended December 31, 1996, office lease expenses per month were approximately $25,000.

                     WYNDGATE TECHNOLOGIES DIVISION

     Wyndgate designs, develops, markets, licenses and supports software for the healthcare industry. Pursuant to an agreement with eight California blood centers, Wyndgate developed a blood tracking system called the SAFETRACE(R) software product to assist community blood centers, plasma centers, hospitals and outpatient clinics in the U.S. in complying with the quality and safety standards of the FDA for the collection and management of blood and blood products. Wyndgate incorporates and integrates products and services for the management of the blood supply and its derived products from donor recruitment to shipment from the blood bank to the hospital, clinic, medical research institution or other purchaser.

     In addition, Wyndgate provides training and consulting services for installation, implementation, special programming, system design, and maintenance for its software products. The majority of customers for Wyndgate's software products use all or a portion of these services. Historically, maintenance and product upgrades from Wyndgate's software products have provided an on-going revenue stream and information concerning Wyndgate's customers' requirements and satisfaction. Special programming services can result in customer funded development, as was done with the SAFETRACE(R) software product.

INDUSTRY OVERVIEW

     The management of the Company believes that market driven forces to increase quality while containing rising healthcare costs have resulted in an increasing demand for healthcare information systems that meet the changing needs of the marketplace. This shift has resulted in systems that utilize new technologies to provide more accurate information.

     With the spread of AIDS and Hepatitis-B, stringent FDA guidelines have been imposed on blood banks in order to insure a safe blood supply. Some community blood centers ("CBCs") have been cited by the FDA for noncompliance and some have even been closed. The American Red Cross and Blood Systems, Inc. blood centers are currently under consent decrees requiring them to comply with FDA guidelines. The blood banking industry has developed various in-house systems to track blood collection, testing, processing, distribution and transfusion activities. The Company believes that most blood center in-house developed systems are not fully integrated and do not offer the capabilities required by the FDA in view of the fact that the Company's current customers are switching from their in-house systems to the Company's SAFETRACE(R) software product. While laboratory equipment vendors have developed automated testing and reporting procedures directed at a segment of the community blood center process, these systems address only the laboratory function and are not fully integrated. The Company believes that blood centers and the laboratory equipment products vendors are looking for a way to meet the FDA guidelines and minimize their risk and cost.

     The FDA required all blood tracking application software vendors to submit a 510(k) application for review by March 31, 1996. The application process for FDA review and compliance with the new guidelines relates to computer software products regulated as medical devices. The FDA considers software products intended for the following to be medical devices: (i) use in the manufacture of blood and blood components; or (ii) maintenance of data used to evaluate the suitability of donors and the release of blood or blood components for transfusion or further manufacturing. As medical device manufacturers, the Company and its competitors are required to register with the Center for Biologics Evaluation and Research ("CBER"), list their medical devices, and submit a pre-market notification or application for pre-market review. In April 1997, the Company's Wyndgate Division received notification from the FDA of their finding of "substantial equivalence" of the Company's SAFETRACE(R) software product. This determination provides a 501(k) clearance and permits the Company to continue to market the SAFETRACE(R) software product. A competitor also recently received a 510(k) clearance letter from the FDA for certain modules of its blood bank management information system software product. The Company does not believe this will impact Wyndgate's marketing of its SAFETRACE(R) software product because the Company does not believe that this competitor offers the spectrum of software modules offered by the Company.

WYNDGATE STRATEGY

     The key elements of Wyndgate's strategy include:

     EXPAND SALES AND MARKETING EFFORTS TO increase its customer base nationally and internationally. In the near-term, the Company will aggressively pursue opportunities in the U.S. and abroad in blood tracking and management with its SAFETRACE(R) software product.


     DEVELOP NEW HEALTHCARE MANAGEMENT SOFTWARE PRODUCTS AND SERVICES. By using its background in healthcare information systems, the Company will
continue to attempt to develop new applications.   In the future, the
Company intends to introduce a transfusion management information system (the SAFETRACE TX(TM) software product). However, there can be no assurance that such introduction to the domestic market will be succesful as the Company currently believes a 510(k) application is required to be submitted to the FDA for the SAFETRACE TX(TM) software product. Therefore the SAFETRACE TX(TM) software product may not be marketed by the Company in the United States until clearance is received from the FDA; however, the product could be marketed internationally. There can be no assurance as to the length of time required for the FDA to review a 510(k) submission made by the Company, or that the Company would ultimately receive a clearance letter relating to the SAFETRACE TX(TM) software product.



     DEVELOPS STRATEGIC RELATIONSHIPS. Wyndgate intends to continue to pursue strategic relationships to further develop uses for its technology.


SOFTWARE PRODUCTS

     The SAFETRACE(R) software product is a set of integrated software modules that are used to manage and control multiple aspects of blood and plasma operations, from recruiting of donors and collecting donated blood or plasma, to testing and manufacturing of blood products, distribution and billing. The Company currently markets its SAFETRACE(R) software product to blood banks and plasma centers and eventually will market it to hospitals and transfusion centers. A customer can license one or more modules as needed to automate its operations.

SAFETRACE(R) Modules                              Function
--------------------                              --------

DONOR RECRUITMENT             Used by the marketing department of a blood
                              or plasma center to systematically solicit, recruit and schedule donors. Facilitates the recruiting process by producing call lists on demand or scheduling calls by batch processing.

DONOR MANAGEMENT              Provides a means for registering donors and
                              recording necessary medical and personal donor data. All real-time donor deferral and eligibility information is used to determine current eligibility status of the donor to be registered.

LABORATORY MANAGEMENT         Performs a number of data recording and
                              evaluation functions. Permits the posting of tests either by interfacing directly with testing equipment or manually. Also performs inventory label validation, which helps to ensure that all blood components are suitable for distribution and have been properly tested, validated and labeled.

BLOOD INVENTORY AND           Maintains current inventories of all
 DISTRIBUTION                 available blood products which have been
                              tested and labeled. Records the movement of blood products from the blood or plasma center to the customer and between customers. Also maintains records for imported blood related products.

SPECIAL PROCEDURES            Registers patients and tracks blood
                              requirements for surgeries. Also provides the capabilities to define and manage special requests for autologous, designated and therapeutic donations.

BILLING Implements the pricing and billing practices associated with each blood product for customers. Also provides financial information for management control.

     The SAFETRACE(R) software product relies on its donor identification, laboratory component, labeling and release site-based logic technology to assist blood banks in complying with FDA regulations. The SAFETRACE(R) software product has an 85% table driven structure which permits it to easily adapt to each customer's individual and unique operations. The SAFETRACE(R) software product has been developed using industry standards, common operating systems and database managers to ensure portability. Because of the independence of the SAFETRACE(R) software product's database, operating systems and hardware, customers have freedom and flexibility in selecting computer hardware and software components. The SAFETRACE(R) software product permits customers to preserve their application software and training investment as customer systems needs and technology change. Currently, management estimates the SAFETRACE(R) software product consists of more than 1.5 million lines of code, 481 data tables, 6,054 data elements, 59 labeling occurrences of component and release logic, 3,000 discrete programs and over 1,000 screens and windows.

SERVICES

     Wyndgate believes that the high quality of the services component of the business is the key to retaining current customers and enhancing Wyndgate's reputation for quality and increasing its market presence Wyndgate's services begin with initial customer contact and continue throughout the relationship. Services include complete installation and implementation, training, consulting and maintenance. The license agreements currently used by Wyndgate typically commit a customer to five years of maintenance service. The fees associated with the maintenance service are typically invoiced monthly, quarterly or annually in advance. Service fees, excluding maintenance, range from 10% to 50% of the initial software license fee. Under the Company's current license agreements, only the software license fee and the maintenance fee are required to be paid and the other fees are optional. However, many customers that have licensed the SAFETRACE(R) software product to date have contracted for additional services.

     INSTALLATION AND IMPLEMENTATION SERVICES. Installation and implementation services assist the customers with the selection of hardware and software systems and, if necessary, the initial installation of the software on the customer's system. Implementation services include assisting customers in analyzing work flow and standard operating procedures ("SOPs"), developing tables, screen layouts, reports, and installation specific requirements. Management estimates that it takes approximately fourteen months from the date of delivery of the software to the customer to implement the SAFETRACE(R) software product and a portion of Wyndgate's resources are used during that time. Installation and implementation services are not considered part of the SAFETRACE(R) software product license fee or usage fee, and are typically invoiced separately.

     TRAINING SERVICES. Training services are provided to customers either at the customer site or at Wyndgate's offices. Training includes hands-on access to Wyndgate's software and usually includes building initial tables and screens. All customers to date have purchased initial training services which range from five to fifteen days depending on the customer size and number of people to be trained. Wyndgate also offers follow-up training services to assist customers in training new staff on new product functions.

     MAINTENANCE SERVICES. Fees for maintenance services are required to be paid under certain SAFETRACE(R) software product license agreements for the term of the license. Maintenance services are optional under the other license agreements. Maintenance services include "bug" fixing, enhancements and product upgrades. Wyndgate provides an 800-Help Line number for customer service calls that permits access to Wyndgate's technical resources directly during the working day and on a paged call-back basis at all other times.

     CONSULTING SERVICES. Consulting services are provided to customers who request special features, assistance with system configurations, database consulting, systems management, networking or additional capabilities beyond those included in the applications software. Wyndgate also performs special applications development projects under certain development agreements. The Company has been contracted to provide consulting services by some of its SAFETRACE(R) software product customers.

PRODUCT DEVELOPMENT


     SAFETRACE TX(TM) - TRANSFUSION MANAGEMENT INFORMATION SYSTEM. Wyndgate has begun the development of the SAFETRACE TX(TM) software product, a transfusion management information system that can be utilized by hospitals to help them insure the safety of the blood transfused into patient-recipients. If completely developed, it will provide electronic cross-matching capabilities to help insure blood compatibility with the recipients and will track, inventory, bill and document all activities with the blood product from the time it is received in inventory to the time the blood product is used or sent back to the blood center. The SAFETRACE TX(TM) software product will complement the SAFETRACE(R) software product as it can integrate hospitals with blood centers that supply blood products. The Company currently believes a 510(k) application is required to be submitted to the FDA for the SAFETRACE TX(TM) software product. Therefore the SAFETRACE TX(TM) software product may not be able to be marketed by the Company in the United States until clearance is received from the FDA; however, the product could be marketed internationally.
There can be no assurance as to the length of time required for the FDA to review a 510(k) submission made by the Company, or that the Company would ultimately receive a clearance letter relating to the SAFETRACE TX(TM) software product.

DEVELOPMENT AGREEMENTS


     Pursuant to the development agreement between Wyndgate and the Royalty Group, Wyndgate developed the SAFETRACE(R) software product and Wyndgate must make royalty payments to the Royalty Group based on a percentage of Wyndgate's SAFETRACE(R) software product license sales, measured by cash received from purchasers of the SAFETRACE(R) software product, net of certain fees and charges. The time period under the royalty schedule is based upon the first date of customer invoicing, which was September 14, 1995. The Wyndgate royalty payment schedule is as follows:


          Date                               Royalty Percentage
          ----                               ------------------

          September 1995 to September 1997             12%
          September 1997 to September 1998              9%
          September 1998 to September 1999              6%
          After September 1999                          3%

     Pursuant to a Development Agreement ("Agreement") between the Company and The Institute for Transfusion Medicine ("ITxM"), the Company has agreed to develop Commercial Centralized Transfusion System Software ("Commercial CTS Software"), which it is planned will become Wyndgate's SAFETRACE TX(TM) software product. This Agreement requires that the Commercial CTS Software be completed by December 16, 1997. If not timely completed, the Company would be subject to monetary penalties. The Agreement provides for a royalty payment to ITxM for revenues received from the sale of the Commercial CTS Software, net of certain fees and charges. The royalty period starts with the first commercial transfer for value of the Commercial CTS Software. The royalty that would be paid is as follows:

                       Percentage of License Fee   Percentage of License Fee
                         if ITxM Initiates Sale    if Company Initiates Sale
                         ----------------------    -------------------------
         1 Year                    10%                          5%

         2 Year                    10%                          5%

         3 Year                     6%                          3%

         4 Year                     6%                          3%

         5 Year                     4%                          2%

         6 Year                     4%                          2%

         7 Year                     4%                          2%

         8 Year                     4%                          2%

         9 Year                     4%                          2%

         Thereafter                 2%                          1%

CUSTOMERS

     Wyndgate currently has SAFETRACE(R) software product contracts with the following blood centers, which are in various stages of implementation:

*    Belle Bonfils Memorial Blood Center, Denver, CO
*    Blood Bank of Alameda-Contra Costa Medical Association, Oakland, CA
*    Blood Bank of San Bernardino and Riverside Counties, San Bernardino,
     CA
*    Blood Bank of the Redwoods, Santa Rosa, CA(1)
*    Coffee Memorial Blood Center, Albuquerque, NM
*    Community Blood Bank of Erie County, Erie, PA
*    Community Blood Bank of Lancaster County Medical Society, Lincoln, NE
*    Community Blood Center of Appleton, Appleton, WI
*    Gulf Coast Regional Blood Center, Houston, TX
*    Institute For Transfusion Medicine, Pittsburgh, PA
*    Irwin Memorial Blood Center, San Francisco, CA
*    Lifeblood/Mid-South Regional Blood Center, Memphis, TN
*    Peninsula Blood Bank, Inc., Burlingame, CA
*    Rhode Island Blood Center, Providence, Rhode Island
*    Sacramento Medical Foundation Blood Center, Sacramento, CA(1)
*    Samuel W. Miller Memorial Blood Center, Bethlehem, PA(1)
*    San Diego Blood Bank, San Diego, CA
*    Siouxland Community Blood Bank, Sioux City, IA(1)
*    Stanford Medical School Blood Center, Palo Alto, CA(1)
*    The Blood Center of Central Iowa, Des Moines, IA
*    The Blood Center for Southeast Louisiana, New Orleans, LA(1)
*    Tri-Counties Blood Bank, Santa Barbara, CA(1)
*    The Memorial Blood Centers of Minnesota, Inc., Minneapolis, MN
*    Oklahoma Blood Institute, Oklahoma City, OK
--------------------
(1)  Implemented and operational.

See SERVICES, above, for a description of a typical license agreement.

     Based upon its installation experience, management now estimates that SAFETRACE(R) software product implementations will take approximately 14 months from the date of delivery of the software to the customer depending on the blood center's size and complexity of the blood center's standard operations procedures ("SOPs").

     On February 13, 1997, Wyndgate entered into a multi-million dollar, 10-year contract with Haemonetics Corporation ("Haemonetics"), a New York Stock Exchange listed company located in Braintree, Massachusetts. Licensing and other fees are payable by Haemonetics over the life of the contract. Under the contract, Wyndgate will provide the use of its SAFETRACE(R) blood bank information management software to Haemonetics for its entry into the service side of blood banking in multiple locations, including one of the blood banks listed above which was previously contracted by Wyndgate. Haemonetics has traditionally provided blood separation products to blood banks and hospitals domestically and internationally.

     The potential customers for Wyndgate's products include community blood centers ("CBC"), hospitals, out-patient centers and stand alone transfusion sites. CBCs are able to utilize the SAFETRACE(R) software product to manage their business and comply with FDA regulations to help insure the safety of the blood supply. The SAFETRACE(R) software product allows the CBCs to enter the FDA guidelines, consistent with the CBC's SOPs, into SAFETRACE(R) software product tables which then provide system control over the manufacturing and processing of blood and blood products. In the future, the Company plans to introduce a transfusion management information system (which it is planned will be the SAFETRACE TX(TM) software product). All acute care hospitals and alternate transfusion sites will be potential customers for the SAFETRACE TX(TM) software product.

     In the transfusion market the potential customer base is easily identified but presents a challenge in reaching the volume of clients for product demonstrations. Customers will require a product demonstration before making a commitment to purchase. In addition, the transfusion product being developed will face severe competition from established vendors in this market. Wyndgate believes that by contracting with blood centers for the SAFETRACE(R) software product, hospitals that receive blood from these blood centers may want to link their transfusion software to the blood centers' SAFETRACE(R) software. There can be no assurance that hospitals will desire to establish this link using Wyndgate's SAFETRACE TX(TM) software product.

AGREEMENTS WITH ORTHO DIAGNOSTIC SYSTEMS INC.

     On November 14, 1996, the Company entered into an Exclusivity and Software Development Agreement (the "Exclusivity Agreement") with Ortho Diagnostic Systems Inc. ("ODSI"), a wholly-owned subsidiary of Johnson & Johnson. The Exclusivity Agreement provides that until May 14, 1997 (the "Exclusivity Period"), ODSI had the exclusive right to negotiate with the Company with respect to the Company's activities and developments in information technology and intellectual property relating to donor and transfusion medicine (the "Technology") and that, during the Exclusivity Period, the Company would not, directly or through any intermediary, accept, encourage, solicit, entertain or otherwise discuss any acquisition of any of the Company's Common Stock, business, property or know-how, including the Technology, with any person or entity other than ODSI or an affiliate thereof and will not otherwise encumber the ability of ODSI or an affiliate thereof to enter into any arrangement with the Company concerning the Technology.

     In May 1997, the Company received communication from ODSI that it had not yet completed an internal evaluation of the Company's Technology and would not be prepared at the conclusion of the Exclusivity Period to discuss a transaction between the Company and ODSI. ODSI requested, and the Company agreed, that ODSI be permitted to continue its evaluation of the Company's Technology, on a non-exclusive basis, with the intent of responding to the Company by July 14, 1997 regarding whether or not ODSI would propose some form of transaction with the Company. On July 14, 1997, the parties agreed to a further extension to September 30, 1997, and on September 17, 1997, the parties agreed to an extension until December 31, 1997.

     The Company also agreed to perform certain software development services in consideration of the payment by ODSI of $500,000 on November
14, 1996, and $500,000 received in January 1997. If the Company and ODSI enter into a definitive agreement relating to the Technology, the Company's other assets or Common Stock, then ODSI may elect to decline the software development services and apply the payments to the Company towards any consideration payable to the Company in connection with a definitive agreement. If the parties are unable to come to terms with respect to a definitive agreement, then the Company will provide the software development services selected by ODSI and the parties will negotiate a definitive software development agreement. If ODSI has not elected to decline the Company's services and the Company fails to provide the software development services, unless ODSI has breached its obligations under the definitive agreement and is then in breach, the Company shall have been deemed to have granted ODSI a non-exclusive license (with the right to sub-license) to the Technology with a royalty rate not to exceed 4% of net sales, and the parties agreed they would negotiate a definitive license agreement. On September 17, 1997, the parties agreed to extend the time for ODSI's election with respect to the software development services until June 30, 1998.

     Pursuant to the Exclusivity Agreement, the Company granted ODSI a right of first refusal for a period of six months after the expiration of the Exclusivity Period in the event the Company proposed to effect certain transactions with respect to the Technology. In connection with the extension of the Exclusivity Agreement to September 30, 1997, ODSI relinquished its right of first refusal.

     The Company has agreed in the Exclusivity Agreement that in the event
(a) the Company breaches any covenant, agreement, representation or warranty contained in the Exclusivity Agreement and the Company shall have had contracts or entered into negotiations relating to a Business Combination (as hereafter defined) at any time during the Exclusivity Period, as such may be extended, and with respect to any person, entity or group with whom such contacts or negotiations have occurred, a Business Combination shall have occurred or the Company shall have entered into a definitive agreement providing for a Business Combination; or (b) any definitive agreement entered into between the Company and ODSI fails to receive the requisite affirmative vote of the shareholders of the Company at a shareholders' meeting called for the purpose of voting on such agreement and at the time of such meeting there exists a Competing Transaction (as hereafter defined); or (c) (i) the Board of Directors of the Company shall withdraw, modify or change its recommendation of the Exclusivity Agreement or any subsequent agreement in a manner adverse to ODSI, or shall have resolved to do any of the foregoing; (ii) if the Board of Directors of the Company shall have recommended to the shareholders of the Company a Competing Transaction; (iii) a tender offer or exchange offer for 20% or more of the outstanding shares of Common Stock of the Company is commenced and the Company's Board of Directors recommends that the shareholders of the Company tender their shares in such tender or exchange offer; or (iv) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of or any "group" (as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns, or has the right to acquire "beneficial ownership" of more than 20% of the then outstanding shares of the Company's Common Stock, then the Company shall pay ODSI an amount equal to $2 million plus ODSI's expenses. For purposes of the Exclusivity Agreement, the term "Business Combination" means (i) a merger, consolidation, share exchange, business combination or similar transaction involving the Company; (ii) a sale, lease, exchange, transfer or disposition of 20% or more of the assets of the Company and its subsidiaries, if any, taken as a whole, in a single transaction or series of transactions, including, without limitation, any sale that would trigger ODSI's right of first refusal described in the immediately preceding paragraph; or (iii) the acquisition by a person or entity, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of "beneficial ownership" of 20% or more of the

Company's Common Stock whether by tender offer or exchange offer or otherwise. A "Competing Transaction" means any of the following involving the Company or any or its subsidiaries (either existing or hereafter created): (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer, license (except for a non-exclusive license in the ordinary course of the Company's business) or other disposition of 20% or more of the assets, taken as a whole, in a single transaction or series of transactions, or any of the Technology; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of Common Stock of the Company or the filing of a registration statement under the Securities Act of 1933 in connection therewith; (iv) any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of the Common Stock of the Company; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     Concurrently with executing the Exclusivity Agreement, ODSI and Michael I. Ruxin, William J. Collard, Gerald F. Willman, Jr., Lori J. Willman, Timothy J. Pellegrini and Gordon Segal (collectively, the "Shareholders") entered into a Proxy and Right of First Refusal Agreement (the "Shareholders Agreement"), dated November 14, 1996, pursuant to which each of the Shareholders has granted an irrevocable proxy to ODSI to vote their shares of the Company's Common Stock (i) in favor of a proposal to approve any definitive agreement between the Company and ODSI relating to the Technology, or (ii) on any other proposal relating to the sale of any of the stock of the Company or all or substantially all of the assets of the Company or any of the Technology, unless prior to the date of the shareholders' meeting, the definitive agreement has been terminated for any reason other than the occurrence of any event that would trigger the payment of the termination fees pursuant to the Exclusivity Agreement or any similar provision in the definitive agreement, or ODSI has materially breached any of its material obligations under the definitive agreement, in any of which events the proxy would terminate upon the termination of the definitive agreement. Unless earlier terminated, the proxy granted by each of the Shareholders expires November 14, 1997. Each of the Shareholders also agreed that until November 14, 1997, such Shareholder will not transfer, dispose of, or otherwise sell to any third party or grant to any third party an option or other right to buy any shares of the Company's Common Stock held by the Shareholder without having first offered ODSI the right to enter into a similar transaction with the Shareholder on the same terms as proposed; provided, that each Shareholder has the right to donate up to 6% of such Shareholder's stock ownership to a non-profit institution without invoking ODSI's right of first refusal. ODSI has 30 days to exercise its right of first refusal after being notified of the proposed third party transaction. In the event ODSI declines to enter into such transaction, then the Shareholder has 90 days after the end of the 30 day acceptance period to consummate the proposed transaction on the terms and conditions as proposed. In the event the transaction is not consummated within 90 days, then ODSI has the right of first refusal with respect to any future proposed transactions by Shareholders to a third party. ODSI's right of first refusal is not assignable except to an affiliate of ODSI.

COMPETITION

     Currently, Wyndgate is aware of five primary competitors in the blood bank industry segment including MAK from France, Blood Trac Systems, Inc. from Canada, Information Data Management ("IDM"), Blood Bank Computer Systems and Systec from the United States. Some of these competitors are larger and have greater resources than the Company. The Company believes it is able to compete on the basis of the capabilities of the technology in its SAFETRACE(R) software product; however, the Company can provide no assurances in this regard.

                     DATAMED INTERNATIONAL DIVISION

     Founded in 1989, DataMed manages and markets a variety of services that are designed to assist companies with administering substance abuse testing programs. Due to federal regulations, employers involved in commercial transportation must comply with requirements mandating substance abuse testing of employees in safety sensitive positions and substance abuse awareness education for supervisors and employees. Additionally, federal substance abuse testing requirements mandate the use of a Medical Review Officer ("MRO") to evaluate the quality and accuracy of a testing laboratory and determine legal versus illegal use of controlled substances. DataMed provides customized substance abuse testing management services to companies. DataMed coordinates and actively manages the specimen collection process, the laboratory testing process, the MRO review process, the process of random testing, the blind sample quality control process, the substance abuse testing process and the data management process, including compliance reporting and record storage. DataMed arranges for specimens to be tested by a qualified laboratory and monitors the performance of: testing laboratories; specimen collection providers; MROs; and the overall quality of information that is received, stored and reported. DataMed currently provides substance abuse testing management services to a number of clients worldwide.

ASSET PURCHASE AGREEMENT/INTERIM MANAGEMENT AGREEMENT

     On August 18, 1997, the Company and National Medical Review Offices, Inc. ("NMRO") entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") which provides for the sale of DataMed to NMRO. The sale of DataMed is subject to the approval of the Company's shareholders at a
meeting tentatively scheduled to be held in November 1997.   NMRO has
assigned the Interim Management Agreement to Substance Abuse Technologies, Inc. ("SAT"), a publicly held company, and has advised the Company that, following the closing (the "Closing") of the Asset Purchase Agreement, NMRO has agreed to sell DataMed to SAT.

     On September 10, 1997, SAT announced that it had filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida. In the announcement, as well as the documents filed with the court, SAT stated that its plans to complete the acquisition of DataMed from NMRO through financing it has obtained.

     The following is a summary of what the Company believes are material features of the Asset Purchase Agreement and the Interim Management Agreement.

     PURCHASED ASSETS.   NMRO will purchase from the Company certain assets
and assume certain liabilities associated with DataMed at June 30, 1997. The assets include accounts receivable, accrued accounts receivable (unbilled revenue), pre-paid expenses, customer list of DataMed, customer contracts, furniture, fixtures and equipment, names, telephone numbers, trade names and copyrighted materials. Included in the obligations assumed by NMRO are accounts payable (excluding intercompany payables), certain accrued expenses not to exceed approximately $127,000, capitalized leases of approximately $500,000, a new lease on approximately 10,500 square feet of office space in which DataMed's operations are located, accrued payroll and vacation pay for DataMed employees and certain sales commissions.

     PURCHASE PRICE.    In consideration for the Assets, NMRO shall pay
$1,200,000 at closing, $600,000 of which has been placed in an escrow account.

     FINANCING OF SALE. NMRO has advised the Company that it received the $600,000 which has been placed in escrow from SAT. The Company has been informed that the additional $600,000 of the purchase price to be paid at Closing will also be paid by SAT.

     EMPLOYEES.       At Closing, NMRO or SAT will offer to employ certain
employees of DataMed at compensation levels to be negotiated, provided that NMRO or SAT may make changes in job description and other terms to meet operational objectives. Included in the employees expected to be employed is Bart K. Valdez, Chief Financial Officer and Director of Operations of DataMed.

     CONDITIONS.      Each party's obligations pursuant to the Asset
Purchase Agreement are subject to certain conditions, including the consent of the Company's shareholders.

     TERMINATION.     The Asset Purchase Agreement may be terminated by
mutual consent of both parties prior to the Closing Date. The Asset Purchase Agreement may also be terminated by either of the parties on the Closing Date in the event that all of the conditions precedent to a party's obligation to consummate the Closing have not been satisfied on or before the Closing Date.

     The Asset Purchase Agreement may be terminated by the Company in the event (i) a voluntary or involuntary proceeding involving NMRO is commenced under the United States Bankruptcy Code or if NMRO makes or commences negotiations for partial or complete assignment of its assets for the benefit of creditors; (ii) a receiver, custodian, examiner or trustee is appointed for any of NMRO's property or assets; (iii) NMRO is terminated, liquidated or dissolved; (iv) in the event the Company's shareholders do not approve the sale of DataMed within the time required, but only if the Company is not in breach of any material duty or obligation imposed upon the Company under the Asset Purchase Agreement and no event has occurred which with the giving of notice or the passage of time would constitute a breach by Company of any such material duty or obligation; (v) NMRO defaults in the performance of any material duty or obligation imposed on it pursuant to the Asset Purchase Agreement, which default is not corrected after written notice is given to NMRO by the Company. If the Company terminates the Asset Purchase Agreement as a result of any of the foregoing, except the failure of the Company's shareholders to approve the Asset Purchase Agreement, or if the Company terminates the Asset Purchase Agreement following the failure to satisfy any of its conditions precedent set forth therein, then the Asset Purchase Agreement and the Management Agreement will terminate, the Company will not be obligated to reimburse NMRO for its Expenses (as defined in the Management Agreement), and the Company will assume all rights (including rights to accounts receivable of DataMed) and all obligations and liabilities (including accounts payable) relating to the operation of DataMed after the date of such termination. If the Company terminates the Asset Purchase Agreement because the Company's shareholders do not approve the Asset Purchase Agreement, then the Company retains all rights and all obligations and liabilities relating to the operation of DataMed prior to the Closing, and the Company will reimburse NMRO for its Expenses, as defined in the Management Agreement.

     The Asset Purchase Agreement may be terminated by NMRO in the event
(i) a voluntary or involuntary proceeding against the Company is commenced under the United States Bankruptcy Code or if the Company makes or commences negotiations for partial or complete assignment of its assets for the benefit of creditors; (ii) a receiver, custodian, examiner or trustee is appointed for any of the Company's property or assets; (iii) the Company is terminated, liquidated or dissolved, except if a third party expressly assumes the obligations and succeeds to the interests of the Company under the Asset Purchase Agreement; (iv) in the event the Company's shareholders do not approve the Asset Purchase Agreement and the transactions contemplated therein within the time required, but only if NMRO is not then in breach of any material duty or obligation imposed upon NMRO, and no event has occurred which the giving of notice or the passage of time would constitute a breach by NMRO of any such duty or obligation; or (v) the Company defaults in the performance of any material duty or obligation imposed on it pursuant to the Asset Purchase Agreement, which default is not corrected after written notice is given to the Company by NMRO. If NMRO terminates the Asset Purchase Agreement as a result of any of the foregoing or following the Company's failure to satisfy the conditions precedent set forth in the Asset Purchase Agreement (except the requirement to obtain the consents of other persons the Company will retain all rights (including rights to accounts receivable of DataMed) and all obligations and liabilities (including accounts payable) prior to the Closing, and the Company will reimburse NMRO for its Expenses, as defined in the Management Agreement.

     INTERIM MANAGEMENT AGREEMENT. Effective at Closing, the existing Interim Management Agreement (the "Management Agreement"), which was entered into between the Company and NMRO on July 7, 1997, effective June 30, 1997, will terminate. Under the Management Agreement, NMRO assumed the direction and control of the business and operations of DataMed. On July 15, 1997, the Company was notified that NMRO had assigned the Management Agreement to SAT.

     Under the Management Agreement, NMRO has the right (i) to sell, assign, dispose of or transfer any or all of the assets or contractual obligations of DataMed, (ii) reduce DataMed's work force, (iii) assign or transfer DataMed's administrative responsibilities, (iv) administer the DataMed's contracts with its customers, service providers, vendors or purchasers of services or supplies, including negotiating, amending, maintaining and entering into such contracts, but not the termination of any such contract, or any service provided by DataMed to any customer, without the prior consent of the Company, (v) to bill for services rendered by DataMed, and collect accounts receivable of the Company relating to DataMed and (vi) to fix, change or relocate the offices used by DataMed. NMRO also agreed to pay and discharge all Expenses (as defined below) incurred by NMRO in the operation of DataMed.

     As compensation for its management services, NMRO receives a monthly management fee in an amount equal to the Net Income (which is defined as Revenues less Expenses, as determined on an accrual basis in accordance with generally accepted accounting principles consistently applied). Revenues are defined as all fees and payments to which the Company is entitled during the term of the Management Agreement in connection with the provision of services or supplies by DataMed, investment income and any other income collected by or on behalf of DataMed during the term of the Management Agreement. Expenses are defined as all expenses which were fully disclosed and recorded on DataMed's June 30, 1997 balance sheet and profit and loss statement, expenses incurred in the ordinary course of operation of DataMed during the term of the Management Agreement and other non-reimbursed or insured expenses. Excluded from the definition of Expenses in the Agreement are
(i) interest on borrowed funds, (ii) legal accounting and other consulting expenses incurred by the Company, (iii) property taxes and taxes based on the Company's income, (iv) insurance expenses (other than health insurance for employees providing services exclusively to DataMed), (v) judgements and expenses of litigation (except legal actions initiated by NMRO to collect accounts receivable of DataMed), (vi) bank charges on Company accounts, (vii) employee bonuses or compensation increases for employees of DataMed not disclosed on the June 30, 1997 profit and loss statement;
(viii) compensation and benefits paid to Company employees whose services are not rendered exclusively to DataMed, (ix) intercompany charges or allocations for overhead and loans, as mutually agreed by the parties, and
(x) expenses paid by the Company relating to DataMed's operations that are not disclosed and recorded in the June 30, 1997 profit and loss statement of DataMed.

      During the term of the Management Agreement and based upon the historical financial results of DataMed, the Company and NMRO anticipate that the operations of DataMed will result in a Net Loss. Net Loss is defined as the amount by which Expenses exceed Revenue. Any Net Loss is to be the sole responsibility of NMRO if the Company's shareholders approve the proposal to sell the DataMed to NMRO. If the Management Agreement is terminated by NMRO pursuant to NMRO's right to terminate (as described below), then the Company shall be solely responsible for the Net Loss incurred in the operation of DataMed. If the Company is obligated to reimburse NMRO for any Net Losses, the Company has the right to have the Net Loss reviewed and verified by the Company's independent accountants.

     The Management Agreement may be terminated by the Company in the event
(i) a voluntary or involuntary proceeding involving NMRO is commenced under the United States Bankruptcy Code or negotiations for partial or complete assignment of its assets for the benefit of creditors are commenced, (ii) a receiver, custodian, examiner or trustee is appointed for any of NMRO's property or assets, (iii) NMRO is terminated, liquidated or dissolved, (iv) NMRO defaults in the performance of any material duty or obligation under the Management Agreement and such default is not cured within 30 days after written notice thereof is provided to NMRO, and (v) if the Company's shareholders do not approve the proposal to sell DataMed to NMRO. The Management Agreement may be terminated by NMRO in the event (i) the Company's shareholders do not approve the proposal to sell DataMed to NMRO,
(ii) a voluntary or involuntary proceeding involving the Company is commenced under the United States Bankruptcy Code, or the Company is terminated, liquidated or dissolved (except if a third party expressly assumes the obligations and succeeds to the interests of the Company thereunder), (iii) a receiver, custodian, examiner or trustee is appointed for any of the Company's property or assets or (iv) the Company defaults in the performance of a material duty or obligation under the Management Agreement, which default is not cured within 30 days of written notice of such default is provided to the Company. If NMRO terminates the Management Agreement pursuant to any such provision, the Company shall retain all rights

(including rights to accounts receivable of DataMed) and all obligations and liabilities (including accounts payable) relating to the operation of DataMed, and will reimburse NMRO's Expenses.

     The Management Agreement also provides that the Company would assign Bart K. Valdez, Chief Financial Officer of the Company and Director of DataMed Operations, to provide services on behalf of DataMed. The Management Agreement provides that Mr. Valdez may not allocate in excess of 8 hours per week of his time to the Company and shall not be required to travel more than twice for the Company during the term of the Management Agreement, each of which may be for a maximum of three days.

                            LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings which management believes to be material, and there are no such proceedings which are known to be contemplated

                               MANAGEMENT

     The following table sets forth the names and positions of the director, executive officers and key employees of the Company:

                                                          Officer or
Name                     Age     Position               Director Since
----                     ---     --------               --------------

Michael I. Ruxin, M.D.    51   Chairman of the Board        1989
                               and CEO

Joseph F. Dudziak         59   President and COO            1995

William J. Collard        56   Secretary/Treasurer,         1995
                               Director and Wyndgate
                               President

Gerald F. Willman, Jr.    40   Director and Wyndgate        1995
                               Vice-President

Bart K. Valdez            34   Chief Financial Officer      1996
                               and Director of
                               DataMed Operations

Gordon E. Segal, M.D.     45   Director                     1997

     The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Company are elected annually by the Board of Directors and hold office until their successors are elected and qualified.

     The following sets forth biographical information concerning the Company's directors and executive officers for at least the past five years. All of the following persons who are executive officers of the Company are full time employees of the Company.

     MICHAEL I. RUXIN, M.D., the founder of the Company, has been an officer and director of the Company since its incorporation in 1989 and is currently the Chairman and Chief Executive Officer of the Company. From 1982 to 1994, Dr. Ruxin was a director of GeriMed of America, Inc., a private company administering senior health care centers. From 1985 to 1993, Dr. Ruxin was an officer and director of CBL Medical, Inc. ("CBL"), a public company which managed multiple medical groups, including Medcomp Medical Group which was a group of small clinics owned by Dr. Ruxin. CBL focused on providing second opinions on workers compensation claims. Dr. Ruxin left CBL management in 1988 to found the Company although he remained on the board of CBL due to his continued ownership of clinics until 1993. Five years after Dr. Ruxin left CBL management, in 1993, CBL filed a Petition under Chapter 7 of the Federal Bankruptcy Code to liquidate due to a change in the workers compensation regulations in the State of California. Dr. Ruxin received a B.A. degree from the University of Pittsburgh and an M.D. degree from the University of Southern California. Dr. Ruxin is a licensed physician in California and Colorado. He is a member of the American Association of Medical Review Officers.

     JOSEPH F. DUDZIAK has been President and Chief Operating Officer of the Company since June 1995. From January 1993 to June 1995, he was employed as a "site executive" with Analysts International Corporation, a contract consulting firm engaged primarily in development and support of software. From August 1991 to December 1992, he was a self-employed executive consultant, during which time he provided consulting services primarily to The Wyndgate Group, Ltd. in the areas of product development and marketing and the development of a business plan. For the 30 years prior to August 1991, Mr. Dudziak was employed in various capacities (most recently as a group Vice President) by Control Data Corporation ("CDC"), which was involved in the computer systems, software and information management businesses.

     WILLIAM J. COLLARD has been a director and the Secretary/Treasurer of the Company and the President of the Wyndgate division since May 1995. From 1984 to May 1995 he was president and a director of The Wyndgate Group, Ltd., and responsible for directing the sales, operations and research and development efforts of The Wyndgate Group, Ltd. From 1976 to 1984, Mr. Collard was the executive director of Sigma Systems, Inc., a company that provides colleges and other institutions with administrative computer applications. Mr. Collard received a B.S. degree in Business Administration (Finance) and an M.S. degree in Business Administration (Quantitative Methods) from California State University.

     GERALD F. WILLMAN, JR. has been a director of the Company and the Vice President of the Wyndgate division since May 1995. Mr. Willman was director and then a Vice President of The Wyndgate Group, Ltd., from 1984 to 1995 and was responsible for the overall design and development of the products developed by The Wyndgate Group, Ltd., including research of new technologies. Prior to his employment at The Wyndgate Group, Ltd., he was employed as a development team leader at Systems Research, Inc. Mr. Willman received a B.S. degree from Hampden Sydney College and M.B.A. degree from National University.

     BART K. VALDEZ has been the Director of Operations for DataMed since October 1996 and the Principal Financial Officer since June 1997. He was Director of Finance and Operations and also acted as the Principal Financial Officer for the Company from June 1995 through mid-October 1996. Mr. Valdez functions under the direct supervision of the President and is accountable for the effective operations of the account management team, medical review, data management, vendor management and information systems departments. From 1989 to joining the Company in 1995, he was employed by Baxter International, Inc., a medical supply and manufacturing company, most recently as Regional Director of Operations for the Mountain Region. Mr. Valdez received a B.S. degree in Management from Colorado State University and a M.B.A. degree from the University of Colorado. In October 1997, the Company and Mr. Valdez entered into a severance agreement pursuant to which Mr. Valdez will terminate his employment with the Company upon the closing of the sale of DataMed and will receive a lump sum payment of $55,000. Mr. Valdez was granted 50,000 fully vested options on August 25, 1997, which are exercisable over a ten year period at $1.81 per share.

     GORDON E. SEGAL, M.D., has been a director of the Company since April 1997. Since December 1995, he has been co-founder and principal of M & S Ventures, a privately held investment venture capital firm specializing in biotechnology and health care companies. From January 1992 to December 1995, Dr. Segal was a private venture capitalist. Dr. Segal received a B.A. degree in 1973 from Southern Methodist University and an M.D. degree in 1978 from the University of Tennessee. Dr. Segal is a licensed physician in New York and is a board certified anesthesiologist.


     Effective November 3, 1997, ALAN K. GEDDES will become the Chief Financial Officer of the Company. Mr. Geddes has been Vice President and Chief Financial Officer of EDnet, Inc., a publicly held company based in San Francisco, California, since 1996. From 1986 to 1996, Mr. Geddes was the Chief Financial Officer of Oncogenetics, Inc., Phoenix, Arizona, IMAR Corporation, San Rafael, California, both emerging companies in medical technology, in addition to founding his own company, California Pacific Leasing, Inc., San Rafael, California. Previously, he served as Corporate Controller at Fiberplastics, Inc., Corte Madera, California, in corporate management at Bio-Rad Laboratories, Richmond, California, as Plant Controller with Abbott Laboratories, Pasedena, California and a Financial Analyst with Litton Industries, Woodland Hills, California. Mr. Geddes received a B.A. degree in 1971 from the University of California and an M.B.A. degree in finance from Utah State University in 1974.


     The Company's Audit/Systems Committee acts as the liaison between the Company and its independent public accountants. Its sole current member is Dr. Ruxin. The Audit Committee did not hold any meetings during 1996. The Audit/Systems Committee is responsible for reviewing and approving the scope of the annual audit undertaken by the Company's independent accountants and will meet with the accountants to review the progress and results of their work, as well as any recommendations the accountants may offer. The Audit/Systems Committee will also review the fees of the independent accountants and make recommendations to the Board of Directors as to the appointment of the accountants. In connection with the Company's internal accounting controls, the Audit/Systems Committee will review the internal audit procedures and reporting systems in place at the Company and review their accuracy and adequacy with management and with the Company's independent accountants.

     The Company's Compensation Committee, which will recommend compensation levels to the Board of Directors, consists of Dr. Ruxin and Mr. Collard, who have met once as a committee. The Compensation Committee will review salaries, bonuses, and other forms of compensation for officers and key employees of the Company and its subsidiaries, and will establish salaries, benefits, and other forms of compensation for new employees. Included in the Compensation Committee's responsibility is the issuance of stock bonuses and stock options under the Company's two stock option/bonus plans. In addition, the Compensation Committee will review other matters concerning compensation and personnel as the Board of Directors may request. The Compensation Committee will design the Company's compensation to enable the Company to attract, retain, and reward highly qualified executives, while maintaining a strong and direct link between executive pay, the Company's financial performance, and total stockholder return. The Compensation Committee believes that officers and certain other key employees should have a significant stake in the Company's stock price performance under programs which link executive compensation to stockholder return.

SCIENTIFIC ADVISORY COMMITTEE

     The Board of Directors has established a Scientific Advisory Committee to advise and consult with the Board of Directors as may be requested by the Board from time-to-time. Currently, the Scientific Advisory Committee consists of William C. Dickey, M.D., Cathy Bryan and Ronald O. Gilcher, M.D. It is not presently contemplated that the Scientific Advisory Committee will have formal meetings as a group. The members of the Scientific Advisory Committee will not receive any cash compensation from the Company for serving in that capacity, but each will be reimbursed for any expenditures incurred on behalf of the Company. In connection with their appointment to the Scientific Advisory Committee, in January 1996, Dr. Dickey, Ms. Bryan and Dr. Gilcher were issued options to purchase 2,500, 1,000 and 1,000 shares and respectively, of the Company's Common Stock, exercisable at $3.75 per share and which vest over a five year period and are exercisable until January 2006.

     WILLIAM C. DICKEY, M.D., CHAIRMAN OF THE SCIENTIFIC ADVISORY COMMITTEE, has been the Medical Director, Chief Executive Officer and President of the Belle Bonfils Memorial Blood Center, Denver, Colorado since July 1990. From 1972 to 1974, he was the Director of the Blood Bank for Irwin Army Hospital, located in Texas, and from 1974 to 1991, he was the Director of the Blood Bank for St. Anthony Hospital, Denver, Colorado. He graduated from the University of Denver with a B.S. degree and received his M.D. degree from the University of Colorado School of Medicine. He was certified by the American Board of Pathology for Anatomic and Clinical Pathology in 1972, and is licensed to practice medicine in Colorado and Kansas.

     CATHY BRYAN has been the Chief Executive Officer, Administrator and FDA Responsible Head for the Blood Bank of the Redwoods, Santa Rosa, California, since July 1987. She received a B.A. degree in social sciences from San Jose State University. She was one of the founders of the Blood Centers of California, of which she served as a Director (1987) and President (1994), and is a member of the California Blood Bank Society, of which she served as Chairman of the Administrator Program from 1992 - 1994, and the American Association of Blood Banks.

     RONALD O. GILCHER, M.D. has been the President and Chief Executive Officer of the Sylvan N. Goldman Center, Oklahoma Blood Institute, Oklahoma City, Oklahoma, since 1990 and was the director thereof from 1979 to 1990.
 He served in the U.S. Army Medical Corps at Walter Reed Army Institute of Research, Washington, D.C. from 1968 - 1971, and from 1971 to the present, has been an assistant or associate professor at the University of Pittsburgh School of Medicine (1971-

1979) and an adjunct professor and clinical associate professor at the University of Oklahoma School of Medicine (1979 to present). Dr. Gilcher graduated from the University of Pittsburgh with a B.S. degree in chemistry, and received his M.D. degree from Jefferson Medical College. He was certified by the American Board of Internal Medicine for Internal Medicine (1969 and 1977) and by the American Board of Internal Medicine for Hematology (1972), and is licensed to practice medicine in the states of Pennsylvania, Oklahoma and California.


     EDWARD P. SCOTT, M.D. has been the Medical Director and Chief Executive Officer of Lifeblood/Mid-South Regional Blood Center, Memphis, Tennessee from 1986 to present. Dr. Scott graduated from Mississippi State University in 1970 and received his M.D. degree from the University of Mississippi Medical School in 1973. He is certified by the American Board of Internal Medicine, the American Board of Pathology, Blood Banking (1981) and the American Board of Internal Medicine, Hematology (1982). He was a member of the American Association of Blood Banks Managerial Think Tank in 1989, and a member of its Standards Committee from 1993-1996. He is the author or co-author of numerous published medical journal articles, book chapters and abstracts.



SIGNIFICANT EMPLOYEE

     THOMAS F. MARCINEK has recently been hired by the Company to act as Chief Operating Officer for Wyndgate. From 1994 until joining the Company, he was the President and owner of Prax Information Systems, Wantagh, New York, a practice management software consulting company. From 1990-1994, he was the President of the Data Technologies Group, a division of Henry Schein, Inc., Melville, New York. From 1985-1990, he was the Vice President of MIS for that same company.

                         EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information regarding compensation paid to the Company's CEO and the other executive officers of the Company who received in excess of $100,000 of salary and bonus from the Company during the year ended December 31, 1996:

                    Annual Compensation ($$)     Long Term Compensation
                    ------------------------     ----------------------
                                                        Awards
                                                        ------
                                                 Restricted
Name and                                           Stock     Options         Other
Position            Year    Salary     Bonus       Awards     & SARs       Compensation
--------            ----    ------     -----       ------     ------       -------------
                             ($$)      ($$)        ($$)        (##)           ($$)

Michael I. Ruxin,   1996   $195,000     -0-        -0-         -0-        $ 16,520(1)
Chairman and CEO    1995   $190,000     -0-        -0-         -0-        $ 16,520(1)
                    1994   $180,000     -0-        -0-         -0-        $  8,216(2)

Joseph F. Dudziak,  1996   $110,000     -0-        -0-        25,000(3)   $  4,800(4)
President and COO   1995   $105,000     -0-        -0-       100,000(3)   $  4,800(4)
                    1994      -0-       -0-        -0-         -0-        $  -0-

William J. Collard, 1996   $100,000     -0-        -0-         -0-        $188,400(5)
Secretary/Treasurer 1995   $100,000     -0-        -0-         -0-        $ 30,400(5)
 and Director,      1994   $ 75,000   $ 100(6)     -0-         -0-        $  -0-
Wyndgate President

----------
(1) Dr. Ruxin receives $5,000 per annum in life insurance premiums and a $960 per month car allowance.
(2) Dr. Ruxin received a car allowance of $368 per month, and $3,800 in life insurance premiums.
(3) In June 1995, Mr. Dudziak received options to purchase 100,000 shares exercisable at $2.45 per share. In September 1996, Mr. Dudziak received options to purchase 25,000 shares exercisable at $2.50 per share. These options vest at the rate of 20% per year. No value has been attributed to these options since the exercise price was the estimated fair value of the Company's shares at the time of grant.
(4)  Mr. Dudziak receives $400 per month car allowance.
(5) Mr. Collard receives a $450 per month car allowance. In 1995, Mr. Collard received $25,000 under his non-compete agreement. In 1996, Mr. Collard received $175,000 under his non-compete agreement and reimbursement for a vacation in the approximate amount of $8,000.
(6)  In 1994, Mr. Collard received a performance bonus of $100.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Dr. Ruxin for a period of five years commencing May 24, 1995. The initial term of this agreement can be extended at the close of the second year for an additional two years beyond the initial term (creating a term of seven years from May 24, 1995). Under the agreement, Dr. Ruxin receives a salary of $190,000 per year and certain other fringe benefits. Dr. Ruxin's employment agreement includes a cost-of-living increase at the rate of 2 1/2% per annum, plus any other increase which may be determined from time to time at the discretion of the Company's Board of Directors. Pursuant to the employment agreement, Dr. Ruxin is provided with a car on such lease terms to be determined by the Company, provided that the monthly operating costs (including lease payments) to be paid by the Company will not exceed $960. The agreement also includes a covenant not to compete for which Dr. Ruxin was to be paid
a lump sum of $115,000 on January 1, 1996.   No payments have been made in
connection with the covenant not to compete. The covenant not to compete will terminate the later of five years from the date of the agreement or the term of the agreement; hence, the Company will not receive any benefit from the covenant not to compete unless the agreement is terminated prior to May 24, 2000. Dr. Ruxin has now agreed that such payment will have to be made only if and when the Company has sufficient cash flow, as determined by the Board of Directors. Proceeds from this offering will not be used to make any payments in connection with the covenant not to compete. Dr. Ruxin's employment under the employment agreement may be terminated by Dr. Ruxin upon the sale by the Company of substantially all of its assets, the sale, exchange or other disposition of at least 40% of the outstanding voting shares of the Company, a decision by the Company to terminate its business and liquidate its assets, the merger or consolidation of the Company with another entity or an agreement to such a merger or consolidation or any other type of reorganization, or if the Company makes a general assignment for the benefit of creditors, files for voluntary bankruptcy or if a petition for the involuntary bankruptcy of the Company is filed in which an order for relief is entered and remains in effect for a period of thirty days or more, or if the Company seeks, consents to, or acquiesces in the appointment of a trustee, receiver or liquidator of the Company or any material part of its assets. Dr. Ruxin's employment under the employment agreement also may be terminated by reason of Dr. Ruxin's death or disability or for cause as set forth in the employment agreement. If the agreement is terminated by the Company for any reason other than cause or permanent disability, the Company must pay Dr. Ruxin a lump sum severance payment of $2.5 million.

     On May 24, 1995, the Company also entered into a five year employment agreement with William J. Collard which contains the same extension provision and reasons for termination as does Dr. Ruxin's agreement, and provides for an annual salary of $100,000. Mr. Collard's employment agreement includes a cost-of-living increase at the rate of 2 1/2% per annum, plus any other increase which may be determined from time to time at the discretion of the Company's Board of Directors. Mr. Collard's agreement also contains a covenant not to compete, with payments of $100,000 for the covenant to have been made on January 1, 1996 and May 24, 1996, respectively. Aggregate payments of $200,000 were made as follows:
$25,000 in December 1995; $75,000 in January 1996; and $100,000 in May
1996. The covenant not to compete will terminate the later of five years from the date of the agreement or the term of the agreement; hence, the Company will not receive any benefit from the covenant not to compete unless the agreement is terminated prior to May 24, 2000. If Mr. Collard's agreement is terminated by the Company for any reason other than cause or permanent disability, the Company must pay him a lump sum severance payment of $2.5 million. Mr. Collard also receives a car allowance of $450 per month. Mr. Collard received approximately $8,000 for vacation related expenses during 1996. During 1997, Mr. Collard received approximately $11,000 for tax expenses related to the May 1995 Wyndgate merger.


     The Company also has an employment agreement with Gerald F. Willman, Jr. which contains an extension provision for the term of the agreement and reasons for termination similar to those of Dr. Ruxin and Mr. Collard with an annual salary of $95,000, except the initial term is for three years commencing May 24, 1995 and the extension is for an additional two years. Mr. Willman's employment agreement includes a cost-of-living increase at the rate of 2 1/2% per annum, plus any other increase which may be determined from time to time in the discretion of the Company's Board of Directors. The employment agreement requires that if he is terminated by the Company for any reason other than cause or permanent disability, the Company must pay Mr. Willman a lump sum severance payment of $1.0 million. During 1996, Mr. Willman received approximately $8,000 for tax related expenses related to the May 1995 Wyndgate merger. During 1997, Mr. Willman received approximately $17,000 for tax expenses related to the May 1995 Wyndgate merger and $8,000 for vacation related expenses.


     On June 28, 1995, the Company entered into an employment agreement with Joseph F. Dudziak for a two year term pursuant to which Mr. Dudziak earns a salary of $105,000 per year. Mr. Dudziak's employment agreement contains the same reasons for termination as the other employment agreements described above, but does not include the same extension provision or an annual cost-of-living increase. However, if increased, his salary may not be decreased thereafter during the term of the agreement without Mr. Dudziak's consent. If Mr. Dudziak's employment is terminated by the Company for any reason other than for cause or permanent disability, the Company is required to pay Mr. Dudziak his salary and benefits for the full two years. Mr. Dudziak is entitled to certain incentive compensation based on the Company's pre-tax profits for 1996. The agreement also grants Mr. Dudziak options to purchase an aggregate of 100,000 shares of the Company's Common Stock. Subject to early vesting in certain circumstances, the options vest over a five year period at the rate of 20% per year and are exercisable at $2.45 per share, which was the estimated fair value of the shares at the time of grant. Mr. Dudziak receives a car allowance of $400 per month. The Company has agreed to pay Mr. Dudziak approximately $25,000 for moving expenses which was paid during the six months ended June 30, 1997. The employment agreement with Mr. Dudziak has expired; however, he is continuing to be employed under the same terms.

     The Company also has an employment agreement with Bradley V. Maberto which contains an extension provision for the term of the agreement and reasons for termination similar to those of Mr. Willman. The agreement provides for an annual salary of $55,000. The initial term for the agreement is three years commencing on May 24, 1995 and the extension is for an additional two years. Mr. Maberto's employment agreement includes a cost-of-living increase at the rate of 2 1/2% per annum, plus any other increase which may be determined from time to time in the discretion of the Company's Board of Directors. The agreement requires that if Mr. Maberto is terminated by the Company for any reason other than cause or permanent disability, the Company must pay Mr. Maberto a lump sum severance payment of $1.0 million.

COMPENSATION OF DIRECTORS


     Members of the Company's Board of Directors are not compensated in their capacities as Board Members. However, the Company reimburses all of its officers, directors and employees for accountable expenses incurred on behalf of the Company and has granted certain of its Board Members stock options under the Company's Amended and Restated Stock Option Plan.

STOCK OPTION PLAN

     The Company has adopted its Amended and Restated Stock Option Plan (the "Plan") which provides for the issuance of options to purchase up to 1,234,279 shares of Common Stock to employees, officers, directors and consultants of the Company. The purposes of the Plan are to encourage stock ownership by employees, officers, directors and consultants of the Company so that they may acquire or increase their proprietary interest in the Company, to (i) reward employees, officers, directors and consultants for past services to the Company and (ii) encourage such persons to become employed by or remain in the employ of or otherwise continue their association with the Company and to put forth maximum efforts for the success of the business of the Company.

     The Plan is administered by a Committee consisting of the Board of Directors or Compensation Committee, if appointed. At its discretion, the Committee may determine the persons to whom Options may be granted and the terms thereof. As noted above, the Committee may issue options to the Board.

     The terms of any Options granted under the Plan are not required to be identical as long as they are not inconsistent with the express provisions of the Plan. In addition, the Committee may interpret the Plan and may adopt, amend and rescind rules and regulations for the administration of the Plan.

     Options may be granted as incentive stock options ("Incentive Options") intended to qualify for special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), or as non-qualified stock options ("Non-Qualified Options") which are not intended to so qualify. Only employees of the Company are eligible to receive Incentive Options. The period during which Options may be exercised may not exceed ten years. The exercise price for Incentive Options may not be less than 100% of the fair market value of the Common Stock on the date of grant; except that the exercise price for Incentive Options granted to persons owning more than 10% of the total combined voting power of the Common Stock may not be less than 110% of the fair market value of the Common Stock on the date of grant and may not be exercisable for more than five years. The exercise price for Non-Qualified Options may not be less than 85% of the fair market value of the Common Stock on the date of grant. The Plan defines "fair market value" as the last sale price of the Company's Common Stock as reported on a national securities exchange or on the NASDAQ NMS or, if the quotation for the last sale reported is not available for the Company's Common Stock, the average of the closing bid and asked prices of the Company's Common Stock as reported by NASDAQ or on the electronic bulletin board or, if none, the National Quotation Bureau, Inc.'s "Pink Sheets" or, if such quotations are unavailable, the value determined by the Committee in accordance with its discretion in making a bona fide, good faith determination of fair market value.

     The Plan contains provisions for proportionate adjustment of the number of shares issuable upon the exercise of outstanding Options and the exercise price per share in the event of stock dividends, recapitalizations resulting in stock splits or combinations or exchanges of shares.

     In the event of the proposed dissolution or liquidation of the Company, or any corporate separation or division, including, but not limited to, split-up, split-off or spin-off, merger or consolidation of the Company with another company in which the Company is not the survivor, or any sale or transfer by the Company of all or substantially all its assets or any tender offer or exchange offer for or the acquisition, directly or indirectly, by any person or group for more than 50% of the then outstanding voting securities of the Company, the Committee may provide that the holder of each Option then exercisable will have the right to exercise such Option (at its then current Option Price) solely for the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such dissolution, liquidation, corporate separation or division, merger or consolidation, sale or transfer of assets or tender offer or exchange offer, by a holder of the number of shares of Common Stock for which such Option might have been exercised immediately prior to such dissolution, liquidation, or corporate separation or division, merger or consolidation, sale or transfer of assets or tender offer or exchange offer; or in the alternative the Committee may provide that each Option granted under the Plan will terminate as of a date fixed by the Committee; provided, however, that not less than 30 days written notice of the date so fixed will be given to each recipient, who will have the right, during the period of 30 days preceding such termination, to exercise the Option to the extent then exercisable. To the extent that
Section 422(d) of the Code would not permit this provision to apply to any outstanding Incentive Options, such Incentive Options will immediately upon the occurrence of the dissolution or liquidation, etc., be treated for all purposes of the Plan as Non-Qualified Options and shall be immediately exercisable as such.

     Except as otherwise provided under the Plan, an Option may not be exercised unless the recipient then is an employee, officer or director of or consultant to the Company or a subsidiary of or parent to the Company, and unless the recipient has remained continuously as an employee, officer or director of or consultant to the Company since the date of grant of the Option.

     If the recipient ceases to be an employee, officer or director of, or consultant to, the Company or a subsidiary or parent to the Company (other than by reason of death, disability or retirement), other than for cause, all Options theretofore granted to such recipient but not theretofore exercised will terminate three months after the date the recipient ceased to be an employee, officer or director of, or consultant to, the Company.

     If the recipient ceases to be an employee, officer or director of, or consultant to, the Company or a subsidiary or parent to the Company by reason of termination for cause, all Options theretofore granted to such recipient but not theretofore exercised will terminate thirty days after the date the recipient ceases to be an employee, officer or director of, or consultant to, the Company.

     If a recipient dies while an employee, officer or director of or a consultant to the Company, or if the recipient's employment, officer or director status or consulting relationship, shall terminate by reason of disability or retirement, all Options theretofore granted to such recipient, whether or not otherwise exercisable, unless earlier terminated in accordance with their terms, may be exercised by the recipient or by the recipient's estate or by a person who acquired the right to exercise such

Options by bequest or inheritance or otherwise by reason of the death or disability of the recipient, at any time within one year after the date of death, disability or retirement of the recipient; provided, however, that in the case of Incentive Options such one-year period will be limited to three months in the case of retirement.

     Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, or the rules thereunder. Options may be exercised, during the lifetime of the recipient, only by the recipient and thereafter only by his legal representative.

     The Committee may suspend, terminate, modify or amend the Plan, but without shareholder approval the Board may not materially increase the number of shares as to which Options may be granted, change the eligibility requirements for persons entitled to participate in the Plan or materially increase the benefits to be received by any participant under the Plan.
The Board may not adversely affect any Option previously granted without the consent of the participant. Unless sooner terminated, the Plan will expire on May 31, 2000.

OPTION GRANTS

      The following table sets forth certain information regarding options to purchase shares of Common Stock issued to Executive Officers of the Company during the fiscal year ended December 31, 1996:

                          OPTION GRANTS IN 1996


                            Number of    % of Total
                           Securities     Options
                           Underlying    Granted to
                            Options      Employees     Exercise    Expiration
   Name                     Granted       in 1996       Price         Date
   ----                     -------       -------       -----        -----

Joseph F. Dudziak           25,000(1)       10.8%       $2.50       09/30/06

Bart K. Valdez              30,000(2)       13.0%       $2.50       09/30/06

------------------
(1) As originally granted, options to purchase 5,000 shares were to vest each year Mr. Dudziak remains in the employ of the Company, beginning September 30, 1997 and continuing each September 30 thereafter. Once vested, the options are exercisable for a ten year period. On August 25, 1997, Mr. Dudziak's options were modified in the following respects: (a) such options are immediately vested and (b) the exercise price of the options was reduced to $1.81 per share.
(2) As originally granted, options to purchase 6,000 shares were to vest each year Mr. Valdez remain in the employ of the Company, beginning September 30, 1997 and continuing each September 30 thereafter. Once vested, the options are exercisable for a ten year period. On August 25, 1997 Mr. Valdez's options were modified in the following respects:
     (a) such options are immediately vested, (b) the options are exercisable for a period of ten years, without regard to Mr. Valdez's employment status with the Company and (c) the exercise price was reduced to $1.81 per share.

     There were no options exercised during the last fiscal year by the Company's executive officers, and no value has been ascribed to their unexercised options at December 31, 1996 as there was no public market for the Company's Common Stock.

     At its Annual Meeting of Shareholders to be held on December 2, 1997, the Company will present to its shareholders a proposal to increase the number of available shares under the Company's Second Amended and Restated Stock Option Plan from 1,234,279 shares of Common Stock to 2,200,000. Currently, the Company has approximately 1,000,000 options outstanding under its Amended and Restated Stock Option Plan.


STOCK COMPENSATION PLAN

     The board of directors of the Company has approved the 1997 Employee Stock Compensation Plan ("Stock Compensation Plan"), to support and increase the Company's ability to attract, retain and compensate persons of experience and ability and whose services are considered valuable.

     A maximum of 100,000 shares of the Company's common stock are issuable under the terms of the Stock Compensation Plan. The Stock Compensation Plan provides for compensation through the award of Common Stock in payment for services rendered or in recognition of past services of performances rendered to the Company or as a bonus. Shares subject to a stock award are valued at not less than 100% of their fair market value on the date the award is granted, whether or not they are subject to restrictions.

     The Stock Compensation Plan is administered by the Compensation Committee appointed by the Board or, in the absence of a designated and qualified Committee, the entire Board must serve as the Committee. Stock Compensation Plan participants may be selected by the Board from: (i) key employees of the Company; (ii) officers and directors of the Company; (iii) consultants or advisors to the Company; and a (iv) lawyer, law firm, accountant or accounting firm, or other professionals or professional firms engaged by the Company. The Committee has broad discretion to determine the number of shares which may be granted to participants. The award of Common Stock will be granted on such terms and conditions as the Board determines. The Committee also may interpret the Stock Compensation Plan and is empowered to make all other determinations deemed necessary or advisable for the administration of the Stock Compensation Plan. The Board may suspend, terminate, modify or amend the Stock Compensation Plan.

     Under the present provisions of the Internal Revenue Code ("Code") and regulations thereunder, the recipient of an award of common stock will recognize ordinary income upon award of the stock, in an amount equal to the fair market value of the shares on the date of the award, and the Company will be entitled to a deduction (as a compensation expense) in the same amount in the year the shares are awarded. The recipient's tax basis for the Common Stock issued under a stock award will generally be equal to the fair market value of the shares on the date of award. Upon disposition of those shares, the recipient will realize a capital gain (or loss) equal to the difference between the tax basis and the amount realized upon disposition. Any subsequent resale of these shares will not result in any further tax consequences to the Company. The Stock Compensation Plan is not qualified under Section 401(a) of the Code.

     Stock awards granted under the Stock Compensation Plan confer no right upon any participant with respect to continuation of employment and do not interfere with the employee's or the Company's right to terminate employment at any time.


LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY

     The Company's Articles of Incorporation limit the liability of directors to shareholders for monetary damages for breach of a fiduciary duty except in the case of liability: (i) for any breach of their duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful distributions as provided in Section 7-108-403 of the Colorado Business Corporation Act; or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Articles of Incorporation and Bylaws provide for the indemnification of directors and officers of the Company to the maximum extent permitted by law, including Section 7-109-102 of the Colorado Business Corporation Act, against all liability and expense (including attorneys' fees) incurred by reason of the fact that the officer or director served in such capacity for the Company, or in a certain capacity
for another entity at the request of the Company.   Section 7-109-102 of
the Colorado Business Corporation Act provides generally for indemnification of directors against liability incurred as a result of actions, suits or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. The Company has entered into employment agreements with certain of its employees which provide for indemnification in addition to the indemnification provided for above. These agreements, among other things, indemnify and hold harmless the employees against all claims, actions, costs, expenses, damages and liabilities arising out of or in connection with activities of the Company or its employees or other agents within the scope of the employment agreements or as a result of being an officer or director of the Company. Excluded is indemnification for matters resulting from gross negligence or willful misconduct of the employee. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being or may be sought, and the Company is not aware of any other pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                             AND MANAGEMENT

     The following table sets forth, as of the date hereof, the ownership of the Company's Common Stock by (i) each director and executive officer of the Company, (ii) all executive officers and directors of the Company as a group, and (iii) all persons known by the Company to beneficially own more than 5% of the Company's Common Stock.

                                  Amount and Nature of
Name and Address                       Beneficial
of Shareholder                        Ownership (1)        Percent of Class
--------------                    --------------------    ----------------
Michael I. Ruxin, M.D.(8)                906,250(2)             11.1%
12600 W. Colfax
Suite A-500
Lakewood, CO  80215

Joseph F. Dudziak                        151,914(3)              1.8%
12600 W. Colfax Ave.
Suite A-500
Lakewood, CO  80215

William J. Collard(8)                    613,006(4)(5)           7.5%
11121 Sun Center Drive
Suite C
Rancho Cordova,  CA  95670

Gerald F. Willman, Jr.(8)                882,514(6)             10.9%
11121 Sun Center Drive
Suite C
Rancho Cordova, CA  95670

Lori J. Willman(8)                       882,514(7)             10.9%
11121 Sun Center Drive
Suite C
Rancho Cordova, CA  95670

Gordon E. Segal                          256,250(9)              3.2%
340 W. 57th
Apt. 9J
New York, NY  10019

Bart K. Valdez                            52,800(10)             0.7%
12600 W. Colfax
Suite A-500
Lakewood, CO 80215

All Directors and
Executive Officers as
a group (6 persons)                    2,862,734                34.3%
___________________
(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.
(2) Includes 6,250 shares underlying warrants issued in connection with the purchase of the 10% Notes.
(3) Includes options to purchase 125,000 shares at $1.81 per share and 12,500 shares underlying warrants issued in connection with the purchase of the 10% Notes.
(4) Includes 15,000 shares underlying warrants issued in connection with the purchase of the 10% Notes.

(5) William J. Collard has granted individual options to an employee of Wyndgate to purchase all or any part of 1,633 of his shares of the Company, exercisable until September 21, 2005.
(6)  Includes 346,481 shares owned by Lori J. Willman, the spouse of Gerald
     F. Willman, Jr. Gerald F. Willman, Jr. has granted individual options to certain employees of Wyndgate to purchase all or any part of 109,434 of his shares of the Company, exercisable until September 21, 2005.
(7) Includes 536,033 shares owned by Gerald F. Willman, Jr., the spouse of Lori J. Willman.

(8) On November 14, 1996, Michael I. Ruxin, William J. Collard, Gerald F. Willman, Jr., Lori J. Willman, Timothy J. Pellegrini and Gordon Segal (collectively, the "Shareholders") entered into a Proxy and Right of First Refusal Agreement (the "Shareholders Agreement") with ODSI pursuant to which each of the Shareholders granted an irrevocable proxy to ODSI to vote their shares of the Company's Common Stock (i) in favor of a proposal to approve any definitive agreement between the Company and ODSI relating to the Technology, or (ii) on any other proposal relating to the sale of any of the stock of the Company or all or substantially all of the assets of the Company or any of the Technology, unless prior to the date of the shareholders' meeting, the definitive agreement has been terminated under certain conditions. Unless earlier terminated, the proxy granted by each of the Shareholders expires November 14, 1997. Each of the Shareholders also granted ODSI a right of first refusal to purchase the Shareholder's shares until November 14, 1997, in the event such Shareholder proposes to transfer, dispose of, or otherwise sell such Shareholder's shares to any third party or grant to any third party an option or other right to buy any shares of the Company's Common Stock held by such Shareholder. In July 1997, ODSI relinquished the right of first refusal in connection with the Company's extension to September 30, 1997 of ODSI's right to negotiate with the Company, on a non-exclusive basis, with respect to the Technology. In September 1997, the parties agreed to a further extension to December 31, 1997. See THE COMPANY -WYNDGATE TECHNOLOGIES DIVISION - AGREEMENTS WITH ORTHO DIAGNOSTIC SYSTEMS INC.

(9) Includes 6,250 shares underlying warrants issued in connection with the 10% Notes. Does not include 30,000 shares underlying unvested options.
(10) Includes 2,800 shares underlying warrants issued in connection with the 10% Notes and options to purchase 50,000 shares at $1.81 per share.

             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In May 1996, Gordon Segal, Michael I. Ruxin, William J. Collard, Joseph F. Dudziak and Bart K. Valdez, officers and directors of the Company, purchased 10% Notes in the principal amounts of $25,000, $25,000, $60,000, $50,000 and $11,200, respectively, in the 10% Note offering by the Company. Drs. Segal and Ruxin and Messrs. Collard, Dudziak and Valdez were also issued warrants to purchase 6,250, 6,250, 15,000, 12,500 and 2,800 shares of the Company's Common Stock, respectively, at $3.75 per share in connection with their purchase of the 10% Notes. The purchases of the 10% Notes were on the same terms and conditions as purchases by non-affiliates. In March 1997, Drs. Segal and Ruxin, and Messrs. Collard and Valdez were repaid the principal amounts of their 10% Notes, plus interest thereon. Joseph F. Dudziak converted his 10% Note, plus the accrued interest thereon, into a total of 14,414 shares of Common Stock ($3.75 per share).

     On May 5, 1995, the shareholders of the Company approved a loan in the amount of $161,500, with interest at 8% per annum, made by the Company to Sonya M. Levine, the wife of Michael I. Ruxin, in 1994, which had not previously been approved by the shareholders in accordance with Colorado corporate law. Effective June 30, 1995, the Company forgave Ms. Levine's note in consideration of the forgiveness of a note payable by the Company to Dr. Ruxin in the same amount and at the same interest rate as Ms. Levine's note.

     The Chairman and Chief Executive Officer of the Company, Dr. Michael
I. Ruxin, is a guarantor of certain capital lease obligations of the Company totaling approximately $1.1 million. The sale of DataMed will result in the termination of a portion of such capital lease obligations and NMRO and/or SAT will enter into new capital lease agreements. As a result, Dr. Ruxin will be released from his guarantees of approximately $500,000 on capital lease obligations.


     In June 1995, the Company agreed to pay approximately $20,000 in tax liability incurred by the shareholders of The Wyndgate Group, Ltd. (an "S" corporation) in connection with the merger between The Wyndgate Group, Ltd. and the Company. The Company paid approximately $8,000 and $28,000 related to this agreement during 1996 and 1997, respectively. The Company does not anticipate additional payments related to this agreement.


     The Board of Directors of the Company has adopted resolutions that no business transaction, loan or advance will be made by the Company to any officer, director or holder of more than 5% of the Company's Common Stock, or any affiliate thereof, unless it has been established that a bona fide business purpose exists, that all future transactions between the Company and its officers, directors, or principal shareholders, or any affiliate of any of such person, must be approved or ratified by a majority of the disinterested directors of the Company, and the terms of such transaction must be no less favorable to the Company than could have been realized by the Company in an arms-length transaction with an unaffiliated person. The Company believes that all ongoing transactions with the Company's affiliates are on terms no less favorable than could be obtained from unaffiliated third parties.

     The Board of Directors of the Company has also adopted a resolution that provides that the areas of business in which the Company shall be interested for the purpose of the doctrine of corporate opportunities shall be the business of information management software products and services. Any business opportunity which falls within such areas of interest must be brought to the attention of the Company for acceptance or rejection prior to any officer or director of the Company taking advantage of such opportunity. Any business opportunity outside such areas of interest may be entered into by any officer or director of the Company without the officer or director first offering the business opportunity to the Company.


                        DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company is authorized to issue up to 40,000,000 shares of Common Stock, $.01 par value. There are 8,135,755 shares presently outstanding. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by shareholders. There are approximately 135 holders of record of the Company's Common Stock. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not allowed, which means that the holders of a majority of the outstanding shares represented at any meeting at which a quorum is present will be able to elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. On liquidation of the Company, each common shareholder is entitled to receive a pro rata share of the Company's assets available for distribution to common shareholders.


     Excluding the Warrants described below, the Company has outstanding options and warrants to purchase an aggregate of 1,906,321 shares of Common Stock. The Company has no stock option plan or similar plan which may result in the issuance of stock options, stock purchase warrants or stock bonuses other than the Amended and Restated Stock Option Plan adopted by the Company pursuant to which an aggregate of 1,234,279 shares of Common Stock have been reserved for issuance pursuant to options or warrants.



     At its Annual Meeting of Shareholders to be held on December 2, 1997, the Company will present to its shareholders a proposal to increase the number of available shares under the Company's Second Amended and Restated Stock Option Plan from 1,234,279 shares of Common Stock to 2,200,000 shares of Common Stock. Currently, the Company has approximately 1,000,000 options outstanding under its Amended and Restated Stock Option Plan.

PREFERRED STOCK

     The Company is authorized to issue up to a total of 10,000,000 shares of preferred stock, $.01 par value, with the shares to be issued in series by the Board of Directors. The Company's Board of Directors has designated 100,000 shares of preferred stock as Series A Preferred Stock, of which 66,667 were issued and subsequently converted into an equal number of shares of the Company's Common Stock. The remaining shares of preferred stock may be issued in one or more series from time to time with such designations, rights, preferences and limitations as the Company's board of directors may determine without approval of its shareholders. Series A Preferred Stock has the same voting rights of Common Stock, except that the holders of Series A Preferred Stock are entitled to elect as a class one director to the Company's Board of Directors. The holders of the Series A Preferred Stock shall be entitled to dividends when, as and if declared on the same basis as the holders of the Company's Common Stock. The rights, preferences and limitations of separate series of serial preferred stock may differ with respect to such matters as may be determined by the Company's Board of Directors, including without limitation, the rate of dividends, method or nature or prepayment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions, conversion rights and voting rights. The ability of the Board to issue preferred stock could also be used by it as a means for resisting a change of control of the Company and can therefore be considered an "anti-takeover" device.

10% NOTES

     The Company issued $751,200 principal amount of convertible 10% Notes (the "10% Notes") accruing interest at the rate of 10% per annum until maturity, which was March 6, 1997. Holders of $423,500 principal amount of 10% Notes have converted the principal amount of their 10% Notes, plus accrued interest thereon, into an aggregate of 121,003 shares of Common Stock, of which 28,000 were converted at December 31, 1996, at the rate of one share per $3.75 of interest and principal. In addition, 187,800 shares of Common Stock are issuable upon exercise of warrants issued in conjunction with the 10% Note offering. The 121,003 shares issued upon conversion of the 10% Notes and the 187,800 shares underlying the Warrants are being offered for sale hereby.

WARRANTS

     Each Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $4.55 (130% of the initial public offering price of the Common Stock) per share, subject to adjustment in certain events, at any time prior to February 11, 2000. In addition to customary anti-dilution provisions, the exercise price of the Warrants may be adjusted if the Company issues Common Stock or Common Stock purchase rights at a price less than the then exercise price.

     The Warrants are subject to redemption by the Company at $.55 per Warrant at any time until February 11, 1999, and thereafter at $.75 per Warrant at any time until their expiration, on 30 days' prior written notice to the holders of Warrants, provided that the daily trading price per share of Common Stock has been as least $5.46 (120% of the Warrant exercise price) for a period of at least 20 consecutive trading days ending within 10 days prior to the date upon which the notice of redemption is given. For purposes of determining the daily trading price of the Company's Common Stock, if the Common Stock is listed on a national securities exchange, is admitted to unlisted trading privileges on a national securities exchange, or is listed for trading on a trading system of the

NASD such as the NASDAQ Small Cap Market or the NASDAQ/NMS, then the last reported sale price of the Common Stock on such exchange or system each day shall be used or if the Common Stock is not so listed on such exchange or system or admitted to unlisted trading privileges then the average of the last reported high bid prices reported by the National Quotation Bureau, Inc. each day shall be used to determine such daily trading price. The Warrants will be exercisable until the close of the business day preceding the date fixed for redemption, if any.

     The Warrants are subject to the terms of a Warrant Agreement dated as of February 11, 1997, (the "Warrant Agreement") between the Company and American Securities Transfer & Trust Inc., as Warrant Agent. Reference is made to said Warrant Agreement (which has been filed as an Exhibit to the Registration Statement of which this Prospectus is a part) for a complete description of the terms and conditions thereof. The description herein is qualified in its entirety by reference to the Warrant Agreement.
     The exercise prices and number of shares of Common Stock or other securities issuable on exercise of the Warrants are subject to adjustment in certain circumstances, including in the event of a stock dividend, stock split, recapitalization, reorganization, merger or consolidation of the Company. Fractional shares will not be issued and such shares will have no value.

     The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (by cashier's or certified check payable to the Company) to the Warrant Agent for the number of warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Common Stock.

DIVIDEND POLICY

     Dividends are payable on Common Stock when, as, and if declared by the Board of Directors out of funds legally available to pay dividends, subject to any preferences which may be given to holders of preferred stock. The Company has paid no cash dividends to date and it does not anticipate payment of cash dividends in the foreseeable future.

STOCK TRANSFER AGENT

     The Company has designated American Securities Transfer & Trust, Inc. as its transfer agent for the Common Stock and as its Warrant Agent.

                        SELLING SECURITY HOLDERS

     This Prospectus covers the proposed sale of 1,108,803 shares of Common Stock which includes (i) 800,000 shares which the Company has agreed to register on behalf of purchasers in the Company's Private Placement completed in September 1996, (ii) 121,003 shares issued to holders of the 10% Notes who elected to convert the principal amount of their 10% Notes, plus accrued interest thereon, to shares of Common Stock and (iii) 187,800 shares of Common Stock underlying warrants issued in connection with the sale of the 10% Notes. The shares of Common Stock and warrants are held by 87 persons. Included in the persons who hold Common Stock and/or warrants issued in connection with the 10% Notes are Michael I. Ruxin, Chief Executive Officer of the Company, Joseph F. Dudziak, President of the Company, William J. Collard, a Director and Secretary of the Company, Bart K. Valdez, Director of Operations of DataMed and Chief Financial Officer of the Company and the principal of LMU & Company, a consultant to the Company.

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Security Holders.

     The following table sets forth certain information concerning the beneficial ownership of Common Stock by each Selling Security Holder as of August 4, 1997:

                                                                          Shares Owned After
                                                          Shares              Offering
                                          Shares to be  Underlying            --------         Warrants
              Shares Owned     Warrants       Sold      Warrants to                             Owned
                Prior to     Owned Prior     in the      be Sold in                             After
  Name          Offering     to Offering    Offering    the Offering    Number   Percentage    Offering
  ----          --------     -----------    --------    ------------    ------   ----------    --------
Robert M.       180,334 (1)    28,500        40,000          -0-         97,000     1.2 %       28,500
Kassenbrock

Hugo Brooks      10,000         -0-          10,000          -0-          -0-        -0-         -0-

Lawrence M.      33,835        25,000         5,000         25,000       28,835     0.4 %        -0-
Underwood

Paul R. Hoover   10,000         -0-          10,000          -0-          -0-        -0-         -0-
and Janet F.
Hoover,  JTWROS

Battersea        10,000         -0-          10,000          -0-          -0-        -0-         -0-
Capital, Inc.

ESN Financial,   20,000         -0-          20,000          -0-          -0-        -0-         -0-
LP

Anil & Bina      10,000         -0-          10,000          -0-          -0-        -0-         -0-
Patel, JTWROS

Michal &         50,000         -0-          50,000          -0-          -0-        -0-         -0-
Renata Pivonka
JTWROS

                                  -66-


William B. &     10,000         -0-          10,000          -0-          -0-        -0-         -0-
Cheryl A. Bacon
JRWROS

Vannette F.      20,000         -0-          20,000          -0-          -0-        -0-         -0-
Poole

John L. Moran    20,000         -0-          20,000          -0-          -0-        -0-         -0-

William R.       10,000         -0-          10,000          -0-          -0-        -0-         -0-
Teele

Alan David       10,000         -0-          10,000          -0-          -0-        -0-         -0-
Cohen

Peter and Luba   40,000         -0-          40,000          -0-          -0-        -0-         -0-
Bondra JTWROS

Harvey D.
Rhoads            2,500         -0-           2,500          -0-          -0-        -0-         -0-

E. Pat Manuel    25,000         -0-          25,000          -0-          -0-        -0-         -0-

Allen E. Hoyt    10,000         -0-          10,000          -0-          -0-        -0-         -0-

Richard Kay      20,000         -0-          20,000          -0-          -0-        -0-         -0-

Mildred J.
Geiss             7,000         -0-           7,000          -0-          -0-        -0-         -0-

Clyde William    10,000         -0-          10,000          -0-          -0-        -0-         -0-
and Valerie J.
Pray JTWROS

Barry Slosberg   10,000         -0-          10,000          -0-          -0-        -0-         -0-

Bradley Subler    2,000         -0-           2,000          -0-          -0-        -0-         -0-

Andrew E.
Kauders           6,000         -0-           6,000          -0-          -0-        -0-         -0-

Richard J. N.     6,000         -0-           6,000          -0-          -0-        -0-         -0-
Leonard

David Hickey     10,000         -0-          10,000          -0-          -0-        -0-         -0-

Georgia M.       10,000         -0-          10,000          -0-          -0-        -0-         -0-
Dunston

TradeLink,       10,000         -0-          10,000          -0-          -0-        -0-         -0-
L.L.C.

                                  -67-


Laurence P.       4,000         -0-           4,000          -0-          -0-        -0-         -0-
Emrie

Larry and         5,000         -0-           5,000          -0-          -0-        -0-         -0-
Michelle
Weinstein, JTWROS

Underwood Family 20,000         -0-          20,000          -0-          -0-        -0-         -0-
Partners, LTD

Amar J. &         6,000         -0-           6,000          -0-          -0-        -0-         -0-
Vangie Romero,
JTWROS

Consulting on    10,000         -0-          10,000          -0-          -0-        -0-         -0-
Government
Procurement
FBO J. S.
Sansome

Lawrence E. and  10,000         -0-          10,000          -0-          -0-        -0-         -0-
Jeanne F. Keith,
JTWROS

Riley Wilson     20,000         -0-          20,000          -0-          -0-        -0-         -0-
Enterprises

John Solomita    10,000         -0-          10,000          -0-          -0-        -0-         -0-

William Vasey    10,000         -0-          10,000          -0-          -0-        -0-         -0-

Tadahiko
Nakamura         30,000         -0-          30,000          -0-          -0-        -0-         -0-

Robert W. and     4,000         -0-           4,000          -0-          -0-        -0-         -0-
Rhonda W. Braun,
JTWROS

Donald H. &       2,000         -0-           2,000          -0-          -0-        -0-         -0-
Mary Lou Wilbois,
JTWROS

Jon and Laurie    4,000         -0-           4,000          -0-          -0-        -0-         -0-
Lindvall

Maurice S. Cohen 10,000         -0-          10,000          -0-          -0-        -0-         -0-

                                  -68-


Wilbert D.       10,000         -0-          10,000          -0-          -0-        -0-         -0-
Pearson

Georgina S.      10,000         -0-          10,000          -0-          -0-        -0-         -0-
Caslavka

Lynne D.          6,000         -0-           6,000          -0-          -0-        -0-         -0-
Caslavka

Voss Boreta      10,000         -0-          10,000          -0-          -0-        -0-         -0-

Keith D. &       10,000         -0-          10,000          -0-          -0-        -0-         -0-
Carolyn P.
McDonald,
JTWROS

Howard I.
Saiontz          10,000         -0-          10,000          -0-          -0-        -0-         -0-

James A.
Newsham III       5,000         -0-           5,000          -0-          -0-        -0-         -0-
& Vivian M.
Newsham, JTWROS

William C. &     10,000         -0-          10,000          -0-          -0-        -0-         -0-
Mary Claire
McCormick,
JTWROS

Patrick M.        4,000         -0-           4,000          -0-          -0-        -0-         -0-
Sheridan

Thomas D.        20,000         -0-          20,000          -0-          -0-        -0-         -0-
Fiorino

Richard G.       10,000         -0-          10,000          -0-          -0-        -0-         -0-
Belcher

Scot C. Irwin     5,000         -0-           5,000          -0-          -0-        -0-         -0-

Alan Goldstein   10,000         -0-          10,000          -0-          -0-        -0-         -0-

Maurice and      10,000         -0-          10,000          -0-          -0-        -0-         -0-
Stacy Gozlan,
JTWROS

Howard Wall      20,000         -0-          20,000          -0-          -0-        -0-         -0-

William C.        4,000         -0-           4,000          -0-          -0-        -0-         -0-
Meyer

Jeffery M.        7,000         -0-           7,000          -0-          -0-        -0-         -0-
Savell

                                  -69-


James A. &       15,000         -0-          15,000          -0-          -0-        -0-         -0-
Joann
Wiedenhoeft,
JTWROS

A. Thomas         6,000         -0-           6,000          -0-          -0-        -0-         -0-
Tenenbaum

Brenman Key &    10,000         -0-          10,000          -0-          -0-        -0-         -0-
Bromberg 401K
Profit Sharing
Plan FBO
Thomas R.
Bromberg

Brenman Key &    20,000         -0-          20,000          -0-          -0-        -0-         -0-
Bromberg 401K
Profit Sharing
Plan FBO Albert
Brenman

Stuart McNab      1,000         -0-           1,000          -0-          -0-        -0-         -0-

Kenneth R.        5,000         -0-           5,000          -0-          -0-        -0-         -0-
Higgens

George D.         9,500         -0-           9,500          -0-          -0-        -0-         -0-
Thompson

Delaware Charter 20,000         -0-          20,000          -0-          -0-        -0-         -0-
G&T TTEE FBO
Richard T.
Baldwin, IRA

Brenman Key &    14,000         -0-          14,000          -0-          -0-        -0-         -0-
Bromberg 401K
Profit Sharing
Plan FBO A.
Thomas Tenenbaum

Thomas R. Ulie    -0-          12,500         -0-           12,500        -0-        -0-         -0-

Wilshire Center  14,000        12,500        14,000         12,500        -0-        -0-         -0-
Geriatrics
Medical Group

Eugene H.        17,333        12,500        14,000         12,500        3,333      .04%        -0-
Seymour

Bart K.           8,800         2,800         -0-            2,800        6,000      0.1%        -0-
Valdez(2)

Richard Sher     14,440        12,500        14,440         12,500        -0-        -0-         -0-

                                  -70-


Arnold E.         7,218         6,250         7,218          6,250        -0-        -0-         -0-
Prince

Gordon Segal(2) 256,250         6,250         -0-            6,250      250,000      3.1%        -0-

Jeffery Appel     -0-           6,250         -0-            6,250        -0-        -0-         -0-

Ellen Sakaguchi   1,000         3,125         1,000          3,125        -0-        -0-         -0-

Benjamin R.      14,500         2,500         -0-            2,500       12,000      0.1%        -0-
Budraitis

William J.      613,006        15,000         -0-           15,000      598,006      7.4%        -0-
Collard(2)

Neill & Nita      7,207         6,250         7,207          6,250        -0-        -0-         -0-
Freeman

Joseph F.        14,414        12,500        14,414         12,500        -0-        -0-         -0-
Dudziak(2)

Michael Lipkin   10,090         8,750        10,090          8,750        -0-        -0-         -0-

Thomas R.         1,600         5,000         1,600          5,000        -0-        -0-         -0-
Sakaguchi

James Sakaguchi   1,000         6,875         1,000          6,875        -0-        -0-         -0-

Harris A. Cahn    7,199         6,250         7,199          6,250        -0-        -0-         -0-

Michael I.      906,250         6,250         -0-            6,250      900,000     11.1%        -0-
Ruxin(2)

Joel C. &         -0-           6,250         -0-            6,250        -0-        -0-         -0-
Lorainne
Newman

Ralph A.          -0-          12,500         -0-           12,500        -0-        -0-         -0-
Grills, Jr.

--------------------
(1) Includes 83,334 shares underlying warrants to purchase Common Stock, exercisable at $2.975 per share which have been previously registered for sale.
(2)  See SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


                          PLAN OF DISTRIBUTION

     Sales of the Selling Security Holders' Shares may be effected from time to time in transactions (which may include block transactions) in the over-the counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Security Holders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities. The Selling Security Holders may effect such transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Security Holders and/or the purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both. RAF Financial Corporation, the underwriter of the Company's initial public offering, will receive normal and ordinary brokerage commissions on sales of Shares made on behalf of Selling Security Holders. Sales of the Shares may be made pursuant to this Prospectus or pursuant to Rule 144 adopted under the Securities Act of 1933, as amended. The Selling Security Holders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Such arrangement may necessitate a filing with the National Association of Securities Dealers, Inc. pursuant to Notice to Members 88-101. The Selling Security Holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     If any of the following events occurs, this Prospectus will be amended to include additional disclosure before offers and sales of the Selling Shareholders' shares are made: (a) to the extent the securities are sold at a fixed price or by option at a price other than the prevailing market price, such price would be set forth in the prospectus, (b) if the securities are sold in block transactions and the purchaser wishes to resell, such arrangements would be disclosed in the prospectus and (c) if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction in the prospectus would be included.

     Because the Selling Security Holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to prospectus delivery requirements under the Securities Act.

                              LEGAL MATTERS

     Legal matters in connection with the Shares being offered hereby have been passed on for the Company by the law firm of Brenman Bromberg & Tenenbaum, P.C., Denver, Colorado. Members of the firm of Brenman Bromberg & Tenenbaum, P.C. own 50,000 shares of the Company's Common Stock.

                                 EXPERTS

     The consolidated financial statements of Global Med Technologies, Inc. as of December 31, 1996 and 1995 and for the years then ended included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     SHARES ELIGIBLE FOR FUTURE SALE

     The Company presently has outstanding 8,135,755 shares of Common Stock. Holders of 4,254,936 shares have entered into lock up agreements with the Representative. The Shares registered hereby are no longer subject to such lock up agreements, effective August 11, 1997.

     In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated), including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of payment therefor to the Company or acquisition thereof from an affiliate, may sell such securities in brokers' transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1% of the then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about the Company.
After two years have elapsed from the later of the issuance of restricted securities by the Company or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under Rule 144.

     Sales of substantial amounts of Common Stock by shareholders of the Company under Rule 144 or otherwise, or even the potential for such sales, are likely to have a depressive effect on the market price of the shares of Common Stock and Warrants and could impair the Company's ability to raise capital through the sale of its equity securities. See RISK FACTORS.


                         ADDITIONAL INFORMATION

     The Company has filed a Registration Statement under the Securities Act of 1933, as amended with respect to the securities offered hereby with the United States Securities and Exchange Commission ("SEC"), 450 Fifth Street, N.W., Washington, D.C. 20549. This Prospectus, which is a part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including all exhibits and schedules therein, which may be examined at the SEC's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549 without charge, or copies of which may be obtained from the SEC upon request and payment of the prescribed fee. Statements made in this Prospectus as to the contents of any contract, agreement or document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, and each such statement is qualified in its entirety by such reference. The Company is a reporting company under the Securities Exchange Act of 1934, as amended, and in accordance therewith in the future will file reports and other information with the SEC. All of such reports and other information may be inspected and copied at the public reference facilities maintained by the SEC at the address set forth above in Washington, D.C. and at regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois
60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. In addition, the

Company intends to provide its shareholders with annual reports, including audited financial statements, unaudited interim reports and such other reports as the Company may determine necessary. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.secgov.

                                GLOSSARY

COMMUNITY BLOOD CENTERS - Community Blood Centers or CBCs are typically not for profit blood centers usually affiliated with a local city or community. These are different from the American Red Cross Blood Centers that maintain national affiliation.

DONOR IDENTIFICATION AND LABORATORY COMPONENT LABELING AND RELEASE SITE-BASED LOGIC - Multiple-occurring program logic that is designed to help control and help manage those areas of a blood center's operation in which the hazard potential of the purity, potency and safety of the blood and blood products effects a recognized level of concern.

EDEN-OA(R) - EDEN-OA(R) (OA is for Open Architecture) is the proprietary Wyndgate application development product and environment used as a basis for the SAFETRACE(R) software product. It provides basic functions common to applications plus maintenance management features and processes.

FDA 510(k) - FDA 510(k) refers to the Federal Drug Administration process number 510(k) which governs a clearance letter distributed by the FDA. Software such as the SAFETRACE(R) software product is classified as a medical device. The 510(k) process is a stringent set of testing, verification and review of products like the SAFETRACE(R) software product.

GUI - GUI refers to the Graphical User Interface, most commonly seen as the icon driven windows on PCs. Special software development tools are needed to develop GUI windows.

HELP LINE - Help Line refers to the service line number provided by Wyndgate for use of its customers to receive assistance regarding Wyndgate products. Wyndgate provides a 1-800 number for its customers who have a maintenance contract.

MODULE - Refers to pieces of applications computer code used to perform a certain set of tasks or functions. Generally, modules have a name commensurate with the major function of that set of computer code, e.g., Billing Module refers to handling the processing of invoices.

MRO - Medical Review Officer

SAFETRACE(R) SOFTWARE PRODUCT - The SAFETRACE(R) software product is the blood bank information management system developed by Wyndgate using EDEN-OA(R) in conjunction with eight California blood centers. The SAFETRACE(R) software product contains the following application modules:
Donor Recruitment; Donor Management; Laboratory Management; Special Procedures; Inventory-Distribution; and Billing.

SAFETRACE TX(TM) SOFTWARE PRODUCT - The SAFETRACE TX(TM) software product is the transfusion management software system under development. This transfusion system, if fully developed, will service hospitals and those blood centers that not only supply blood or blood components to a hospital but also manage the transfusion process.

SUBSTANCE ABUSE - Substance abuse refers to the use of chemical products which may have an adverse effect on humans. Classified under substance abuse are drugs such as cocaine and heroin and chemicals such as alcohol.

                              Consolidated Financial Statements

                              GLOBAL MED TECHNOLOGIES, INC.


                              YEARS ENDED DECEMBER 31, 1996 AND 1995
                              WITH REPORT OF INDEPENDENT AUDITORS

                     Global Med Technologies, Inc.

                   Consolidated Financial Statements


                Years ended December 31, 1996 and 1995





                               CONTENTS

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . .F-1

Consolidated Financial Statements

Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . . . .F-2
Consolidated Statements of Operations. . . . . . . . . . . . . . . . .F-4
Consolidated Statements of Stockholders' Equity (Deficit). . . . . . .F-5
Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . . .F-7
Notes to Consolidated Financial Statements . . . . . . . . . . . . . .F-9

                    Report of Independent Auditors

Board of Directors
Global Med Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Global Med Technologies, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated March 11, 1997, the Company, as discussed in Note 1, has experienced a reduction in revenues and increased costs that adversely affect the Company's results of operations and liquidity. Note 1 describes management's plans to address these issues.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Med Technologies, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                      /s/ Ernst & Young LLP

Denver, Colorado
March 11, 1997, except for Notes 1 and 2, as to which the date is August 18, 1997, and the sixth paragraph of Note 11, as to which the date is September 10, 1997

                     Global Med Technologies, Inc.

                      Consolidated Balance Sheets
                            (In thousands)




                                              DECEMBER 31          JUNE 30
                                           1995        1996          1997
                                      -----------------------------------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents           $      422   $      489    $    3,775
   Accounts receivable-trade, net of
     allowance for uncollectible
     accounts of $50, $75, and $145
     at December 31, 1995 and 1996
     and June 30, 1997, respectively           18          875           800
   Unbilled revenues, net of allowance
     for uncollectible accounts of $0,
     $125, and $125 at December 31, 1995
     and 1996 and June 30, 1997,
     respectively                               -          326           339
   Prepaid expenses and other assets            6          196           101
   Deferred offering costs                      -          486             -
                                      -----------------------------------------
Total current assets                          446        2,372         5,015

Equipment and fixtures, at cost:
   Furniture and fixtures                      95           67           326
   Machinery and equipment                      -            -           233
   Computer hardware and software             401          613           863
                                      -----------------------------------------
                                              496          680         1,422

   Less accumulated depreciation and
     amortization                            (152)        (189)         (414)
                                      -----------------------------------------
                                              344          491         1,008

Capitalized software development costs,
   less accumulated amortization of $66,
   $163, and $283 at December 31, 1995
   and 1996 and June 30, 1997,
   respectively                               403          376           256


                                      -----------------------------------------
Total assets                           $    1,193   $    3,239    $    6,279
                                      =========================================

                     Global Med Technologies, Inc.

               (In thousands, except par value amounts)



                                             DECEMBER 31             JUNE 30
                                          1995         1996           1997
                                      -----------------------------------------
                                                                   (UNAUDITED)
LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)
Current liabilities:
   Accounts payable                    $       65   $      483    $      256
   Accrued expenses                            86          731           429
   Accrued payroll                             36          243           207
   Accrued compensated absences               261          352           380
   Noncompete accrual                         325          150           150
   Unearned revenue                           271        1,359         1,827
   Short-term debt                            500        1,097             -
   Notes payable (including $181 to
     related parties at December 31,
     1996)                                      -          651             -
   Current portion of capital lease
     obligations                               84          169           228
   Net liabilities of discontinued
     operations                               819        1,132           666
                                      -----------------------------------------
Total current liabilities                   2,447        6,367         4,143

Capital lease obligations, less
   current portion                            205          232           239

Commitments and contingencies

Stockholders' equity (deficit):
   Preferred stock, $.01 par value:
     Authorized shares - 10,000
     None issued or outstanding                 -            -             -
   Common stock, $.01 par value:
     Authorized shares - 40,000
     Issued and outstanding shares -
       3,949, 4,994, and 8,136 at
       December 31, 1995 and 1996
       and June 30, 1997, respectively         39           50            81
   Additional paid-in capital               1,702        4,282        12,910
   Accumulated deficit                     (3,200)      (7,692)      (11,094)
                                       ----------------------------------------
Total stockholders' equity (deficit)       (1,459)      (3,360)        1,897
                                       ----------------------------------------
Total liabilities and stockholders'
 equity (deficit)                      $    1,193   $    3,239    $    6,279
                                       ========================================


SEE ACCOMPANYING NOTES.

                     Global Med Technologies, Inc.

                 Consolidated Statements of Operations
          (In thousands except per common share information)




                                        YEAR ENDED             SIX MONTHS ENDED
                                        DECEMBER 31,               JUNE 30,
                                      1996        1995         1997         1996
                                  ---------------------------------------------------
Revenues:
  Software sales and consulting    $    3,648  $      934   $    1,365  $    2,771
  Hardware and software,
    obtained from vendors                 928           -          220          91
                                  ---------------------------------------------------
                                        4,576         934        1,585       2,862

Cost of sales and product
 development:
  Software sales and consulting           937         296          590         560
  Hardware and software, obtained
    from vendors                          946           -          168          67
                                  ---------------------------------------------------
                                        1,883         296          758         627
                                  ---------------------------------------------------

Gross profit                            2,693         638          827       2,235

Operating expenses:
  Payroll and other                     1,524         844          971         521
  General and administrative              924         604          577         308
  Sales and marketing                     903         153          486         402
  Research and development              1,538         655        1,078         725
  Provision for doubtful accounts          19          44           70          10
  Depreciation and amortization           162          45          154          72
                                  ---------------------------------------------------
Income (loss) from continuing
  operations                           (2,377)     (1,707)      (2,509)        197

Other income (expense):
  Interest income                          25          27          115          10
  Interest expense                       (209)        (51)         (47)        (68)
  Other                                  (250)        (24)         (81)          -
                                  ---------------------------------------------------

Income (loss) from continuing
  operations before income taxes       (2,811)     (1,755)      (2,522)        139
Provision for income taxes                  -          29            -           -
                                  ---------------------------------------------------
Income (loss) from continuing
  operations                           (2,811)     (1,784)      (2,522)        139

Loss from discontinued operations      (1,681)       (901)        (880)       (539)
                                  ---------------------------------------------------
Net loss                           $   (4,492) $   (2,685)  $   (3,402)  $    (400)
                                  ===================================================

Income (loss) per share of
 common stock:
  Income (loss) from continuing
    operations                         $(0.64)     $(0.42)      $(0.35)     $ 0.03
  Loss from discontinued
    operations                          (0.38)      (0.22)       (0.12)      (0.12)
                                  ---------------------------------------------------
    Net loss                           $(1.02)     $(0.64)      $(0.47)     $(0.09)
                                  ===================================================

Weighted average of common
  shares outstanding                    4,384       4,211        7,153       4,384
                                  ===================================================

SEE ACCOMPANYING NOTES.

                     Global Med Technologies, Inc.

      Consolidated Statements of Stockholders' Equity (Deficit)
                            (In thousands)



                                Common Stock   Additional
                               ---------------   Paid-In  Accumulated
                                Shares  Amount   Capital    Deficit   Total
                               ----------------------------------------------
Balance, December 31, 1994       3,619    $36   $   719   $   (478)  $   277
  Issuance of common stock
    related to May 1995
    private placements             300      3       732          -       735
  Issuance of common stock
    warrants related to
    May 1995 private
    placement                        -      -       15           -        15
  Issuance of common stock-
    finder's fee related
    to Wyndgate merger              30      -       74           -        74
  Compensation related to
    personal grants of
    common stock options
    by principal
    stockholders                     -      -      162           -       162
  Distribution to stockholders
    (Wyndgate)                       -      -        -         (37)      (37)
  Net loss                           -      -        -      (2,685)   (2,685)
                               -----------------------------------------------
Balance, December 31, 1995       3,949     39    1,702      (3,200)   (1,459)
  Issuance of common stock-
    January 1996 exercise
    of common stock warrants
    related to May 1995
    private placement              150      2      448           -       450
  January 1996 issuance of
    Series A preferred
    stock converted to
    common stock                    67      1      249           -       250
  Issuance of common stock
    from exercise of stock
    options under Company's
    stock option plan                -      -        1           -         1
  Issuance of common stock
    related to July 1996
    private placement              800      8    1,732           -     1,740
  Grants of common stock
    options to a business
    advisory enterprise              -      -       45           -        45
  Issuance of common stock
    related to conversion
    of certain 10% notes            28      -      105           -       105
  Net loss                           -      -        -      (4,492)   (4,492)
                                ----------------------------------------------
Balance, December 31, 1996       4,994     50    4,282      (7,692)   (3,360)

                     Global Med Technologies, Inc.

                            (In thousands)




                                 Common Stock   Additional
                                ---------------  Paid-In  Accumulated
                                 Shares  Amount  Capital    Deficit   Total
                                ----------------------------------------------

Issuance of warrants
  related to January 1997
  12% notes (unaudited)              -   $  -  $    79     $     -   $    79
Initial public offering,
  including underwriter's
  overallotment option-net
  of offering expenses
  (unaudited)                    2,914     29    8,197           -     8,226
Expiration of common stock
  options to a business
  advisory enterprise
  (unaudited)                        -      -      (45)          -       (45)
Share adjustments related
  to May 1995 private
  placement common stock
  (unaudited)                      120      1       (1)          -         -
Issuance of common stock
  from exercise of stock
  options under Company's
  stock option plan
  (unaudited)                       15      -       21           -        21
Option grants under the
  Company's stock option
  plan (unaudited)                   -      -       29           -        29
Issuance of common stock
  related to conversion of
  certain 10% notes
  (unaudited)                       93      1      348           -       349
Net loss (unaudited)                 -      -        -      (3,402)   (3,402)
                                ----------------------------------------------
Balance, June 30, 1997
  (unaudited)                    8,136    $81  $12,910    $(11,094)   $1,897
                                ==============================================


SEE ACCOMPANYING NOTES.

                     Global Med Technologies, Inc.

                 Consolidated Statements of Cash Flows
                            (In thousands)




                                          YEAR ENDED           SIX MONTHS ENDED
                                          DECEMBER 31,             JUNE 30,
                                       1996        1995        1997        1996
                                  --------------------------------------------------
                                                                 (UNAUDITED)

OPERATING ACTIVITIES
Net loss                            $  (4,492)  $  (2,685)  $  (3,402)  $    (400)
Adjustments to reconcile net loss
 to net cash used in operating
 activities:
  Loss from discontinued operations     1,681         901         880         539
  Depreciation and amortization           259          95         274         101
  Loss on disposal of assets                -           -           2           -
  Deferred income taxes                     -          29           -           -
  Issuance of common stock options         45         162           -           -
  Issuance of common stock-finder's
   fee                                      -          74           -           -
  Issuance of warrants                      -           -          63           -
  Changes in operating assets
   and liabilities:
    Accounts receivable-trade, net       (857)         (5)         75        (390)
    Unbilled revenues, net               (326)        258         (13)     (1,143)
    Note receivable                         -           -           -        (250)
    Prepaid expenses and other assets    (190)        (31)         95         (11)
    Accounts payable                      418          59        (227)        141
    Accrued payroll                       207          10        (302)        308
    Accrued expenses                      645         108         (36)         82
    Accrued compensated absences           91         171          28          (6)
    Noncompete accrual                   (175)        325           -        (175)
    Unearned revenue                    1,088         (33)        468         222
                                  --------------------------------------------------
Net cash used in continuing
 operations                            (1,606)       (562)     (2,095)       (982)
Net cash (used in) provided by
 discontinued operations               (1,040)          9      (1,255)       (585)
                                  --------------------------------------------------
Net cash used in operating
 activities                            (2,646)       (553)     (3,350)     (1,567)

INVESTING ACTIVITIES
Purchases of equipment and fixtures       (67)        (32)       (438)        (36)
Capital expenditures of
 discontinued operations                 (105)          -         (58)        (15)
Increase in software development
 costs                                    (70)       (159)           -        (40)
                                  --------------------------------------------------
Net cash used in investing
 activities                              (242)       (191)       (496)        (91)

FINANCING ACTIVITIES
Borrowings on short-term debt             715       1,355            -        425
Principal payments on short-term
 debt                                    (118)     (1,105)     (1,097)       (105)
Principal payments under capital
 lease obligations                       (130)        (34)        (95)        (50)
Principal payments under capital
 lease obligations of discontinued
 operations                              (223)        (74)       (107)       (105)
Principal payments on notes payable         -           -        (327)          -

                     Global Med Technologies, Inc.

                            (In thousands)





                                        YEAR ENDED            SIX MONTHS ENDED
                                        DECEMBER 31,              JUNE 30,
                                      1996        1995        1997        1996
                                  --------------------------------------------------
                                                                 (UNAUDITED)

FINANCING ACTIVITIES (CONTINUED)
Issuance of notes payable          $      651  $        -  $        -  $      751
Issuance of common stock                2,546         735       8,272         700
Deferred offering costs                  (486)          -         486         (99)
Issuance of common stock warrants           -          15           -           -
Distribution to stockholders
 (Wyndgate)                                 -         (37)          -           -
                                  --------------------------------------------------
Net cash provided by financing
 activities                             2,955         855       7,132       1,517
                                  --------------------------------------------------

Net increase (decrease) in cash
 and cash equivalents                      67         111       3,286        (141)
Cash and cash equivalents at
 beginning of period                      422         311         489         422
                                  --------------------------------------------------
Cash and cash equivalents at
 end of period                     $      489  $      422  $    3,775  $      281
                                  ==================================================

Supplemental disclosures:

     The Company entered into capital lease obligations of $585,000 and $941,000 in 1996 and 1995, respectively, including $343,000 and $598,000 related to discontinued operations in 1996 and 1995, respectively.

     Interest expense approximates interest paid.

     During 1994, the Company loaned approximately $162,000 to a related party in exchange for a note receivable which accrued interest at an annual rate of 8%. During 1995, the Company forgave the note receivable in consideration of the forgiveness of a note payable by the Company to a principal stockholder which also was for approximately $162,000 and which also accrued interest at an annual rate of 8%.

     During 1996, convertible 10% notes payable of $105,000 including accrued interest of $5,000 were converted into 28,000 shares of common stock (see Note 8).

SEE ACCOMPANYING NOTES.

                     Global Med Technologies, Inc.

              Notes to Consolidated Financial Statements

                           December 31, 1996

    (Information as of June 30, 1997 and for the six month periods ended June 30, 1997 and 1996 is unaudited)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

On May 23, 1995, The Wyndgate Group, Limited (Wyndgate) merged with National MRO, Inc. (National MRO) in accordance with the terms and provisions of an Agreement of Merger and National MRO changed its name to Global Data Technologies, Inc., which subsequently changed its name to Global Med Technologies, Inc. (the Company). Also, the National MRO and Wyndgate divisions are now referred to as DataMed International (DataMed) and Wyndgate Technologies (Wyndgate), respectively. All shares of Wyndgate common stock were exchanged for a total of 1,960,000 shares of common stock of the Company. This merger transaction was accounted for as a pooling of interests; therefore, the Company's 1995 financial statements include the results of operations as if the merger had been consummated on January 1, 1995 (see Note 2). Subsequent to the merger, the businesses of both Wyndgate and DataMed have been operated as divisions of the Company. The Company incurred expenses related to the merger of $164,000 which included a $130,000 finder's fee, which consisted of $75,000 in common stock of the Company and $55,000 in cash, and $34,000 related to legal and other fees. The related merger costs are included in general and administrative expenses in the accompanying consolidated statements of operations.

DESCRIPTION OF BUSINESS

The Company, through its Wyndgate division, provides information management software products and services to the health care industry. The Company, through its DataMed division, which is shown in the accompanying consolidated financial statements as discontinued operations (Note 2), is in the business of providing substance abuse testing and medical surveillance management services, including medical review officer functions, data management, record storage and coordination of all substance abuse testing program elements. The Company, through its two divisions, serves international, national and regional clients in a variety of industries.

LIQUIDITY AND MANAGEMENT'S PLANS

From inception to June 30, 1997, the Company incurred cumulative net losses of approximately $11.1 million. The Company expects to continue to incur losses until 1999, and possibly thereafter, until its existing SAFETRACE(R) software product is

                      Global Med Technologies, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

completely implemented and operational within the Company's customer information system environment and until its transfusion management information system software product, which is currently under development, is established in its markets.

During the quarter ended June 30, 1997, management became aware of certain delays in future software license fee revenues expected from certain large internationally based blood centers and hospital organizations. In addition, the implementation cycle for Wyndgate's SAFETRACE(R) software product is running longer than originally anticipated. These delays are expected to cause a greater use of liquidity and capital resources during the remainder of 1997 than originally anticipated. Based on this information, management anticipates that the Company's current and anticipated cash balances, including proceeds from the initial public offering, will not be sufficient to meet the Company's capital or liquidity requirements as presently structured. Management recognizes that the Company must obtain additional capital resources, consider significant reductions to its software development programs and/or significantly reduce all of its operating expenses to enable it to continue operations with available cash resources. Management's plans include consideration of the sale of additional equity securities and the sale of DataMed (see Note 2), which would provide sufficient resources to continue the Company's operations and its software development programs for the remainder of 1997. If the Company is unable to obtain adequate financing, management will be required to significantly reduce the Company's software development programs and its operating expenses.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its divisions. All significant interdivision accounts and transactions have been eliminated.

INTERIM FINANCIAL STATEMENTS

The financial statements as of June 30, 1997 and for the six month periods ended June 30, 1997 and 1996 are unaudited, but include all adjustments (consisting of only normal recurring adjustments) which the Company considers necessary for a fair statement of the financial position as of such date and the operating results and cash flows for such periods. Results for interim periods are not necessarily indicative of results for the entire year.

                      Global Med Technologies, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

Revenue from sales of software licenses, included in software sales and consulting revenue, is recognized upon delivery of the software product to the customer, unless the Company has significant related vendor obligations remaining. When significant obligations remain after the software product has been delivered, revenue is not recognized until such obligations have been completed or are no longer significant. The costs of any insignificant obligations are accrued when the related revenue is recognized.

Revenue from postcontract customer support, included in software sales and consulting revenue, is recognized over the period the customer support services are provided, and software services revenue is recognized as services are performed.

Revenue from software development contracts, included in software sales and consulting revenue, is recognized on a percentage-of-completion method with progress to completion measured based upon labor costs incurred or achievement of contract milestones.

Revenue from the sale of hardware and software, obtained from vendors, is recognized at the time the hardware and software are delivered to the customer.

UNBILLED REVENUES

Unbilled revenues at December 31, 1996 have been reduced by an allowance for doubtful accounts of $125,000 and are generally billable and collectible within one year.

UNEARNED REVENUE

Included in unearned revenue at December 31, 1996 and 1995 is approximately $52,000 and $200,000, respectively, of unperformed professional services related to an agreement between the Royalty Group and Wyndgate (see Note
10). At December 31, 1996, $500,000 of the unearned revenue balance is related to an agreement between the Company (through its Wyndgate division) and Ortho Diagnostic Systems, Inc., a subsidiary of Johnson & Johnson (see
Note 10). The remaining balance of $807,000 at December 31, 1996 primarily consists of unearned software maintenance revenue, sales of software licenses and related postcontract customer support, and sales of hardware obtained from vendors which are not recognizable as revenue at December 31, 1996 pursuant to the Company's revenue recognition accounting policies discussed above.

                      Global Med Technologies, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SIGNIFICANT CUSTOMERS

During 1996, one of the Company's customers, Gulf Coast Regional Blood Center, accounted for approximately 29% of the Company's revenues.

During 1995, one of the Company's customers, the Royalty Group (see Note
10), accounted for approximately 71% of the Company's revenues.

Accounts receivable from the above customers was approximately $70,000 and $22,000 at December 31, 1996 and 1995, respectively. Unbilled revenues from the above customers was $0 at December 31, 1996.

CREDIT AND MARKET RISK

Accounts receivable are derived entirely from sales to blood banks and universities. The Company generally does not require collateral or other security to support customer receivables. In order to reduce credit risk, the Company requires substantial down payments and progress payments during the course of an installation of software products. The Company establishes allowances for doubtful accounts based upon factors surrounding the credit risk specific to customers. Losses and allowances have generally been within management's expectations.

Accounts receivable turnover trends have generally slowed from previously expected rates due to certain implementation delays experienced to date related to implementation of Wyndgate's blood bank management information system software product (SAFETRACE(R)).

FOREIGN CURRENCY AND INFLATION RISK

Sales to customers in foreign countries and operations located in foreign countries have not been material. Foreign currency translation gains (losses) and domestic inflation have not had a material effect on the Company's financial position or results of operations.

                      Global Med Technologies, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NOTE RECEIVABLE

During the first quarter of 1996, the Company advanced $250,000 to a development company in California (the Development Company) in exchange for a convertible promissory note (the Note) due February 26, 1997. During the fourth quarter of 1996, the maturity date of the Note was extended to December 31, 1997 and can, upon certain conditions, be further extended until June 30, 1998. The Note accrues interest at an annual rate of prime plus two percent and is primarily collateralized by the Development Company's technology. At December 31, 1996, the Company has offset the Note with an allowance in the amount of $250,000 and the related expense is included in other expenses in the accompanying consolidated statements of operations. The Company believes it prudent to fully reserve for the Note based on the current financial position of the Development Company.

EQUIPMENT AND FIXTURES

Equipment and fixtures are stated at cost. Depreciation and amortization, which includes amortization of assets under capital leases (see Note 5), is based on the straight-line method over the following estimated useful lives:


     Furniture and fixtures             3 - 5 years
     Machinery and equipment            3 - 5 years
     Computer and software              3 - 5 years

FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments approximate fair value due to the short maturity of these items.

LONG-LIVED ASSETS

In March 1995, the FASB issued Statement of Financial Accounting Standard
No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF (SFAS No. 121), which requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present. The Company adopted SFAS No. 121 during 1996, with no impact on its financial statements.

                      Global Med Technologies, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SOFTWARE DEVELOPMENT COSTS

Certain software development costs incurred after the determination of technological feasibility of the related software product are capitalized and amortized on a straight-line basis over the life of the related software product. Costs incurred prior to the establishment of the technological feasibility of the related software product are expensed as incurred as research and development. Costs of maintenance and customer support are expensed as incurred. Amortization of capitalized costs commences when the product is available for general release to the public or when software development revenue has begun to be recognized. Amortization of capitalized software development costs was $97,000 and $50,000 for the years ended December 31, 1996 and 1995, respectively, and is included in cost of sales in the accompanying consolidated statements of operations.

MALPRACTICE INSURANCE

The Company maintains malpractice insurance coverage on a claims made basis through a commercial insurance carrier. Should the current claims made policy not be renewed or replaced with equivalent insurance at a future date, claims based on occurrences during its term but subsequently reported will be uninsured. Based upon historical experience, the Company's management believes the Company has adequately provided for the ultimate liability, if any, from the settlement of such potential claims.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For purposes of the accompanying consolidated statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard No. 109, ACCOUNTING FOR INCOME TAXES (SFAS No. 109), which requires that the Company account for income taxes using the liability method. Under SFAS No. 109, deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial reporting and tax reporting purposes. Upon completion of the merger in May 1995, Wyndgate terminated its S corporation status and began providing for current and deferred income taxes as a C corporation as part of the Company. Accordingly, Wyndgate adopted SFAS No. 109 in

                      Global Med Technologies, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

May 1995, and the statement of operations for the year ended December 31, 1995 includes a one-time charge (included in the provision for income taxes) of approximately $150,000 to record the related deferred tax liability. The supplemental net loss after elimination of the $150,000 one-time charge was $2,835,000 for the year ended December 31, 1995.

LOSS PER COMMON SHARE

Loss per common share is based upon the weighted average of common and common equivalent shares outstanding during the period. Primary and fully diluted loss per share are the same. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins and Staff Policy, common and common equivalent shares issued during the 12-month period prior to an initial public offering at prices below the public offering price are presumed to have been issued in contemplation of the public offering, even if antidilutive, and have been included in the calculation as if these common and common equivalent shares were outstanding for all periods presented (using the treasury stock method and the initial public offering price for the Company's common stock).

In February 1997, the Company completed an initial public offering of 1,337,000 units, each consisting of two shares of common stock and one Class A common stock purchase warrant (the Offering). Management used approximately $1.4 million of the net proceeds from the Offering to repay borrowings under the Company's $1 million revolving line of credit, other short-term debt obligations and certain notes payable. If the Offering had occurred on January 1, 1995, the net loss per common share would have been ($0.92) and ($0.64) for the years ended December 31, 1996 and 1995, respectively (see Note 11).

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, EARNINGS PER SHARE, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute net loss per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement 128 on the calculation of primary and fully diluted net loss per share for the six months ended June 30, 1997 and 1996 is not expected to be material.

                      Global Med Technologies, Inc.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. DISCONTINUED OPERATIONS

On August 18, 1997, the Company entered into an agreement with National Medical Review Offices, Inc. (NMRO) which provides, subject to the approval of the stockholders of the Company and the satisfaction of certain other conditions, that the Company will sell DataMed to NMRO (the Agreement).
The Agreement provides that NMRO will (i) pay the Company $1.2 million in cash, $600,000 of which was deposited into an escrow account with a bank on July 2, 1997 (the Deposit), (ii) assume certain capital lease obligations related to DataMed as of June 30, 1997, (iii) assume certain accounts payable and accrued expenses related to DataMed as of June 30, 1997, and
(iv) be assigned accounts receivable related to DataMed at June 30, 1997. The accompanying consolidated financial statements and related footnotes have been restated to reflect the sale of DataMed as discontinued operations in accordance with Accounting Principles Board Opinion No. 30 (APB 30).

In connection with the Agreement and pursuant to an interim management agreement which was entered into between the Company and NMRO on July 7, 1997, NMRO will assume the operations of DataMed, effective June 30, 1997. The final agreement will also include the Company's agreement not to compete with NMRO in the substance abuse testing business and to maintain the confidentiality of trade secrets of that business.

Subsequently NMRO informed the Company it would sell DataMed to Substance Abuse Technologies, Inc. (SAT) and assign the interim management agreement to SAT. Additionally, NMRO informed the Company it received the Deposit from SAT and the additional $600,000 of the purchase price will also be paid by SAT (see Note 11).

                      Global Med Technologies, Inc.

2. DISCONTINUED OPERATIONS (CONTINUED)

The operating results of the discontinued operations are summarized as follows (in thousands):



                                        YEAR ENDED            SIX MONTHS ENDED
                                        DECEMBER 31,              JUNE 30,
                                      1996        1995        1997        1996
                                  --------------------------------------------------
                                                                 (UNAUDITED)
Substance abuse testing            $    6,458  $    5,740  $    2,953   $   3,116
  and other revenue
Cost of revenue                         4,587       2,922       2,151       1,844
                                  --------------------------------------------------
Gross profit                       $    1,871  $    2,818  $      802   $   1,272
                                  ==================================================

Net loss                           $   (1,681) $     (901) $     (880)  $    (539)
                                  ==================================================

The net liabilities of the discontinued operations are summarized as follows (in thousands):



                                             DECEMBER 31           JUNE 30
                                         1996          1995         1997
                                      ------------------------------------------
                                                                  (UNAUDITED)
Current assets                         $    1,022   $      914    $      913
Equipment and fixtures, net                   738          614           472
Current liabilities                        (2,426)      (1,904)       (1,789)
Long-term liabilities                        (466)        (443)         (262)
                                      ------------------------------------------
Net liabilities                        $   (1,132)  $     (819)   $     (666)
                                      ==========================================

3. NONCOMPETE AGREEMENTS

During 1995, the Company entered into noncompete agreements with three key employees for $350,000. The terms of the agreements are for the greater of five years or the term of the related employee's employment contract. Of the $350,000, $25,000 was paid in 1995, $175,000 was paid in 1996, with the remaining $150,000 payable in 1997 or whenever cash is available. The entire amount of $350,000 was expensed in the second half of 1995 and is included in general and administrative expenses in the accompanying consolidated statements of operations.

                      Global Med Technologies, Inc.

4. INCOME TAXES

The components of income tax expense for the years ended December 31, 1996 and 1995 are as follows:


                                                 1996           1995
                                             ----------------------------
                                                   (IN THOUSANDS)
Provision for income taxes:
  Deferred:
    Federal                                   $        -     $       25
    State                                              -              4
                                             ----------------------------
  Total deferred                                       -             29
                                             ----------------------------
Provision for income taxes                    $        -     $       29
                                             ============================

The Company has net operating loss carryforwards of approximately
$4,408,000 which expire in the years 2006 to 2011. Such net operating loss carryforwards may be subject to separate return limitation laws.

The components of the deferred tax provision, which arise from temporary differences between financial and tax reporting, are presented below:


                                                 1996           1995
                                             ----------------------------
                                                    (IN THOUSANDS)

Cash to accrual adjustment                    $      (59)    $      239
Allowance for uncollectible
 accounts receivable                                  98             96
Accelerated depreciation                             (46)           (12)
Deferred revenue and accrued expenses                435            195
Capitalized software                                 (10)            11
Net operating loss carryforward                    1,236            450
Valuation allowance                               (1,654)        (1,008)
                                             ----------------------------
Total deferred provision                      $        -      $     (29)
                                             ============================

                      Global Med Technologies, Inc.

4. INCOME TAXES (CONTINUED)

Variations from the federal statutory rate are as follows:


                                                 1996           1995
                                             ---------------------------
                                                   (IN THOUSANDS)

Expected benefit from federal income
  taxes at statutory rate of 34%              $   (1,527)    $     (903)
Termination of S corporation election
  by Wyndgate                                          -            150
Wyndgate income nontaxable due to
  S corporation status                                 -            (77)
Valuation allowance                                1,780          1,008
State tax benefit, net of federal
  benefit                                           (247)          (146)
Other                                                 (6)            (3)
                                             ----------------------------
                                              $        -     $       29
                                             ============================

The components of the net accumulated deferred income tax asset as of December 31, 1996 and 1995 are as follows:


                                                 1996           1995
                                             ----------------------------
                                                   (IN THOUSANDS)
Deferred tax assets:
  Cash to accrual adjustment                  $      296     $      874
  Excess of capital losses over
   capital gains                                      79             79
  Net operating loss carryforward                  1,731            495
  Allowance for uncollectible
   accounts receivable                               217            119
  Deferred revenue and accrued expenses              666            231
  Valuation allowance                             (2,784)        (1,130)
                                             ----------------------------
                                                     205            668

Deferred tax liabilities:
  Cash to accrual adjustment                           -            489
  Capitalized software                               149            159
  Accelerated depreciation                            56             20
                                             ----------------------------
                                                     205            668
                                             ----------------------------
Deferred tax asset, net                       $        -     $        -
                                             ============================

                      Global Med Technologies, Inc.

5. LEASES

The Company primarily leases equipment and office space. An operating lease expiring in 2000 is personally guaranteed by a principal stockholder. Rental expense under operating leases, included in general and administrative expenses in the accompanying statements of operations, for the years ended December 31, 1996 and 1995 was $135,000 and $85,000, respectively. Certain leases for furniture and fixtures and machinery and equipment are classified as capital leases. A principal stockholder of the Company has personally guaranteed repayment of substantially all capital lease obligations. Included in equipment and fixtures in the accompanying consolidated balance sheets are the following assets held under capital leases on behalf of continuing operations:


                                                     DECEMBER 31
                                                 1996           1995
                                             ----------------------------
                                                   (IN THOUSANDS)

Furniture and fixtures                        $       55     $       52
Computer hardware and software                       507            269
                                             ----------------------------
Assets under capital lease                           562            321
Less accumulated amortization                       (166)           (26)
                                             ----------------------------
Assets under capital lease, net               $      396     $      295
                                             ============================

The following represents the minimum lease payments remaining under capital leases and the future minimum lease payments for all noncancelable operating leases included in continuing operations at December 31, 1996:

                                                CAPITAL      OPERATING
                                                LEASES         LEASES
                                             ----------------------------
                                                   (IN THOUSANDS)

1997                                           $     213     $      151
1998                                                 202            114
1999                                                  54             46
2000                                                   2             45
                                             ----------------------------
Total minimum lease payments                         471     $      356
                                                            =============
Less amount representing interest                    (70)
                                             --------------
Present value of minimum lease
 payments                                            401
Less current portion of obligations
 under capital lease                                (169)
                                             --------------
Obligations under capital lease,
 less current portion                         $      232
                                             ==============

                      Global Med Technologies, Inc.

5. LEASES (CONTINUED)

In June 1997, the Company (through its Wyndgate division) entered into a new operating lease which provided increased office space to accommodate the increased number of employees assigned to research and development projects (see Note 11).

6. SHORT-TERM DEBT

The Company maintained a $25,000 unsecured revolving credit line with a bank which bore interest at an annual rate of prime plus one percent or a minimum of ten percent and matured on March 1, 1997. Amounts outstanding under this revolving line of credit were $25,000 and $100 at December 31, 1996 and 1995, respectively. The Company repaid this revolving line of credit in April 1997 from a portion of the net proceeds of the Offering (see Note 11).

The Company maintained a $1 million line of credit with a bank secured by substantially all of the Company's assets except for those assets under lease agreements (see Note 5), which bore interest at an annual rate of prime plus two percent and which matured on February 12, 1997. Amounts outstanding under this line of credit were $970,000 and $500,000 at December 31, 1996 and 1995, respectively. The balance under the line was repaid in February 1997 from a portion of the net proceeds of the Offering (see Note 11).

The Company maintained a $55,000 unsecured line of credit with a bank which bore interest at an annual rate of 14.75 percent. Amounts outstanding under this line of credit were $50,000 and $0 at December 31, 1996 and 1995, respectively. The balance under the line was repaid in February 1997 from a portion of the net proceeds of the Offering (see Note 11).

During 1996, the Company entered into a $25,000 unsecured promissory note with an individual which bore interest at an annual rate of twelve percent. At December 31, 1996, $25,000 was outstanding under this promissory note. The note was repaid in February 1997 from a portion of the net proceeds of the Offering (see Note 11).

The Company incurred interest expense on outstanding borrowings, excluding capital lease obligations, of approximately $151,000 and $43,000 for the years ended December 31, 1996 and 1995, respectively.

                      Global Med Technologies, Inc.

7. STOCK OPTION PLANS

During 1990, the Company adopted an incentive stock option plan and a nonqualified stock option plan, and in 1995 consolidated these plans by adopting the Company's Amended and Restated Stock Option Plan (the Plan). The Plan provides for the issuance of options to purchase up to 1,234,279 shares of common stock to employees, officers, directors and consultants of the Company.

The terms of any options granted under the Plan are not required to be identical as long as they are not inconsistent with the express provisions of the Plan. Options may be granted as incentive options or as nonqualified options; however, only employees of the Company are eligible to receive incentive options. The period during which options vest may not exceed ten years; however, the majority of the options granted under the Plan vest over five years at the rate of twenty percent per year. The exercise price for incentive options may not be less than one-hundred percent of the fair market value of the common stock on the grant date, except that the exercise price for incentive options granted to persons owning more than ten percent of the total combined voting power of the common stock may not be less than one-hundred and ten percent of the fair market value of the common stock on the grant date and may not be exercisable for more than five years. The exercise price for nonqualified options may not be less than eighty-five percent of the fair market value of the common stock on the grant date.

The Company has elected to continue to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), and related Interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for by Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (Statement No. 123), requires use of option valuation models that were not developed for use in valuing the stock options. Under APB 25, because the exercise price of the Company's stock options equals or exceeds the estimated market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the minimum value method available to nonpublic companies under Statement No. 123. Under this method, option value is determined as the excess of the fair value of the stock at the date of grant over the present value of both the exercise price and the expected dividend payments, each discounted at

                      Global Med Technologies, Inc.

7. STOCK OPTION PLANS (CONTINUED)

the risk-free rate, over the expected exercise life of the option. A risk-free rate of 5.3%, a weighted-average expected life of ten years and a dividend yield of 0% were used for the years ended December 31, 1996 and 1995. As a result of the Offering, the Company will use the Black-Scholes option pricing model to determine the fair value of options granted subsequent to December 31, 1996 (see Note 11).

For the purposes of pro forma disclosures, the estimated fair value of the employee options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

                                                 1996           1995
                                             ----------------------------

Pro forma net loss                            $   (4,582)   $    (2,703)
Pro forma net loss per share                  $    (1.05)   $     (0.64)

Because Statement No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 2001.

A summary of the Company's stock option activity and related information regarding the Plan are as follows:

                            INCENTIVE STOCK          NONQUALIFIED STOCK
                              OPTION PLAN              OPTION PLAN
                     --------------------------------------------------------
                                        STOCK                     STOCK
                         NUMBER OF      OPTION     NUMBER OF     OPTION
                           STOCK        PRICE        STOCK        PRICE
                          OPTIONS       RANGE      OPTIONS        RANGE
                     ---------------------------------------------------------
Outstanding,
 December 31, 1994           96,700  $1.00 - $1.54     38,029      $1.54
  Granted                   206,050   1.54 - 3.75           -        -
  Forfeited                       -        -           (6,000)      1.54
                     ---------------------------------------------------------
Outstanding,
 December 31, 1995          302,750   1.00 - 3.75      32,029       1.54
  Granted                   206,750   2.50 - 3.75      31,500       3.75
  Exercised                    (480)     1.54               -        -
  Forfeited                  (4,920)  1.54 - 2.50           -        -
                     ---------------------------------------------------------
Outstanding,
 December 31, 1996          504,100  $1.00 - $3.75     63,529  $1.54 - $3.75
  Granted (unaudited)         1,000      1.54          45,000   2.00 - 2.875
  Exercised
   (unaudited)              (14,000)     1.54               -        -
  Forfeited
   (unaudited)              (94,500)  1.54 - 2.50           -        -
                     ---------------------------------------------------------
Outstanding,
  June 30, 1997
  (unaudited)               396,600  $1.00 - $3.75     108,529 $1.54 - $3.75
                     =========================================================

                      Global Med Technologies, Inc.

7. STOCK OPTION PLANS (CONTINUED)

During 1995, certain of the Company's principal stockholders granted options to certain employees for the right to buy 111,067 shares of the Company's common stock from the principal stockholders at an exercise price of $1.00 per share. This transaction has been accounted for as if the options were granted to the employees directly from the Company.

The Company recorded compensation expense related to this transaction of $162,000 as such options were issued for prior service, were fully vested at the grant date, and were granted at an exercise price which was less than the estimated fair market value of the underlying shares of common stock of the Company at the grant date. The related compensation expense is included in general and administrative expenses in the accompanying consolidated statements of operations for the year ended December 31, 1995. To date, no options have been exercised as a result of these agreements.

During the second quarter of 1996, the Company entered into an agreement with a business advisory enterprise. As part of the agreement, the Company granted 160,000 stock options at an exercise price of $2.50 per share. The Company recognized expense in 1996 related to these options of $45,000. This amount is included in general and administrative expenses in the accompanying consolidated statements of operations for the year ended December 31, 1996. To date, no options have been exercised as a result of this agreement.

8. STOCKHOLDERS' EQUITY AND NOTES PAYABLE

Certain members of the Company's Scientific Advisory Committee serve as officers and directors of certain of the Company's customers. In addition, these members also are beneficial owners of the Company through grants of stock options and through the Company's ten percent note offering (see Notes 6 and 7).

In May 1995, the Company completed a private placement of 150,000 units at $5 per unit (the May 1995 Private Placement). Each unit consisted of two shares of common stock ($2.45 each) and one common stock warrant ($0.10 each), exercisable at $3.00 per share for a period of three years from the closing date of the May 1995 Private Placement. During the first quarter of 1996, 150,000 common stock warrants issued in conjunction with the May 1995 Private Placement were exercised for $450,000. In addition, the May 1995 Private Placement provided for a share adjustment of 120,000 shares in the event the price per common share in the Company's initial public offering was less than $4.90 per share (see Note 10).

                      Global Med Technologies, Inc.

8. Stockholders' Equity and Notes Payable (continued)

The Company has 10,000 warrants outstanding to a nonrelated investor which are convertible into common stock at an exercise price of $1.54 per share and which expire in October 1997.

During the first quarter of 1996, the Company completed a private placement whereby it issued 66,667 shares of Series A convertible preferred stock at $3.75 per share. During 1996, the preferred shares were converted into 66,667 shares of common stock.

During the second quarter of 1996, the Company conducted an offering consisting of convertible notes with detachable common stock warrants and which accrue interest at an annual rate of ten percent (the 10% Notes).
The 10% Notes mature in three years from the date of issuance and are convertible into common stock of the Company at $3.75 per share. In addition, each investor received one detachable common stock warrant for the right to purchase one share of common stock at $3.75 per share for each $4 invested. The warrants are exercisable over a period of three years. Total proceeds from the 10% Note offering amounted to approximately $751,000. Approximately $181,000 of the proceeds from the 10% Notes issuance were received from a beneficial owner of over 5% of the outstanding common stock of the Company and other officers, directors and employees of the Company on the same terms and conditions as nonaffiliates. Common stock issuable upon conversion of certain of the 10% Notes, including principal and accrued interest, related to certain noteholders who have given the Company notice of their intent to convert their 10% Note amounts to 93,003 shares (see Note 10). Common stock issuable related to the detachable warrants provided in conjunction with the 10% Notes amounts to 187,800 shares (see Note 10). During the fourth quarter of 1996, certain noteholders converted $100,000 of principal and $5,000 of related accrued interest into 28,000 shares of common stock. Interest expense related to the 10% Notes was approximately $43,000 in 1996.

In March 1997, the Company paid approximately $355,000 to certain holders of the 10% Notes from a portion of the net proceeds of the Offering (see
Note 11).

During the third quarter of 1996, the Company completed a private placement whereby it issued 800,000 shares of common stock at $2.50 per share. Net proceeds from the private placement were approximately $1.74 million and were primarily used for working capital purposes.

                      Global Med Technologies, Inc.

9. CONTRIBUTIONS TO RETIREMENT PLAN

During April 1992, the Company established a 401(k) retirement plan which covers eligible employees, as defined, of the Company. Employees may defer up to sixteen percent of their annual compensation up to the maximum amount as determined by the Internal Revenue Service. Under the retirement plan agreement, the Company, at its discretion, may make contributions to the plan. No contributions were made to the plan in 1996 or 1995. Retirement plan administrative expenses were approximately $4,000 and $8,000 for the years ended December 31, 1996 and 1995, respectively, and are included in general and administrative expenses in the accompanying consolidated statements of operations.

10. COMMITMENTS AND CONTINGENCIES

The Company has entered into ten employment agreements with certain management employees; the initial terms are generally for three to five years. Certain of the agreements may be extended for two additional years. Such agreements, which can be revised from time to time, provide for minimum salary levels as adjusted for cost-of-living changes, as well as for incentive bonuses which are payable when specified management goals are attained. At December 31, 1996, the aggregate commitment for future salaries payable through May 2000, excluding bonuses, is approximately $1.9 million. If all agreements are extended, the additional commitment for future salaries will be approximately $1.5 million.

The Company maintains product liability insurance for Wyndgate's software-related products. To date, no claims have been filed against the Company related to its Wyndgate developed SAFETRACE(R) software product or any other of its software-related products. In addition, the Company applied for certain regulatory approval of its SAFETRACE(R) software product during October 1995. The Company was permitted to market the SAFETRACE(R) software product during the review process. In April 1997, Wyndgate received notification from the United States Food and Drug Administration of their finding of substantial equivalence of the SAFETRACE(R) software product. This determination permits the Company to continue to market the SAFETRACE(R) software product.

In January 1993, Wyndgate entered into an agreement with the EDEN-OA Blood Bank Users Group (the Royalty Group) to develop Blood Bank Management Information System Software (BBMIS). As part of the consideration for funding the development of BBMIS (currently known as SAFETRACE(R)), Wyndgate agreed to pay to the Royalty

                      Global Med Technologies, Inc.

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Group certain royalty payments on future software license fees. All payments are due 30 days after each quarter and are based on software license fees collected. Royalty expenses related to this agreement were approximately $323,000 and $0 for the years ended December 31, 1996 and 1995, respectively, and are included in cost of sales and product development in the accompanying consolidated statements of operations. The time period under the royalty schedule is based upon the first date of customer invoicing, which was September 14, 1995. The royalty payment schedule is as follows:

     From September:
       1995 - 1997                 12 percent
       1997 - 1998                  9 percent
       1998 - 1999                  6 percent
       1999 - thereafter            3 percent

In July 1996, the Company (through its Wyndgate division) entered into a Development Agreement (Agreement) with The Institute for Transfusion Medicine (ITxM), to develop Commercial Centralized Transfusion System Software (Commercial CTS Software). This Agreement requires that the Commercial CTS Software be completed by December 16, 1997. If not timely completed, the Company would be subject to certain monetary penalties. The Agreement provides for a royalty payment to ITxM from the Company for revenues received from the eventual sale of the Commercial CTS Software, net of certain fees and charges. The royalty period starts with the first commercial transfer for value of the Commercial CTS Software by the Company. The royalty amounts for each year are higher if the sales of the Commercial CTS Software are initiated by ITxM. The royalty payments range from ten or five percent in year one to two or one percent in year ten and thereafter. To date, the Company has not incurred any royalty expenses related to this agreement.

During November 1996, the Company (through its Wyndgate division) entered into an Exclusivity and Software Development Agreement (Agreement) with Ortho Diagnostic Systems, Inc. (ODSI), a subsidiary of Johnson & Johnson. This Agreement requires the Company to perform certain software development services in consideration of the payment by ODSI of $500,000 received by the Company in November 1996, and an additional payment of $500,000 received by the Company in January 1997 (see Note 1). The Agreement provided that until May 14, 1997 (the Exclusivity Period), ODSI had the exclusive right to negotiate with the Company with respect to the Company's activities and developments in information technology and intellectual property relating to donor and transfusion medicine (the Technology) and that, during the Exclusivity Period, the

                      Global Med Technologies, Inc.

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Company would not, directly or through any intermediary, accept, encourage, solicit, entertain or otherwise discuss any acquisition of any of the Company's common stock, business, property or know-how, including the Technology, with any person or entity other than ODSI or an affiliate thereof and would not otherwise encumber the ability of ODSI or an affiliate thereof to enter into any arrangement with the Company concerning the Technology.

Pursuant to the Agreement, the Company granted ODSI a right of first refusal for a period of six months after the expiration of the Exclusivity Period in the event the Company proposes to transfer, dispose of, sell, lease, license (except on a non-exclusive basis in the ordinary course of its business), mortgage or otherwise encumber or subject to any pledge, claim, lien, charge, encumbrance or security interest (except for a security interest with a bank which was in effect at the time the Exclusivity Agreement was negotiated) of any kind or nature any of the Technology (see Note 11).

As of December 31, 1996, the Company had 1,805,082 shares of common stock reserved for future issuance as a result of the following: 1,234,279 shares issuable from the Company's Amended and Restated Stock Option Plan (see Note 7); 187,800 shares issuable upon the exercise of certain detachable warrants outstanding as a result of the 1996 10% Note offering (see Note 8); 93,003 shares issuable upon conversion of certain of the 10% Notes, including principal and accrued interest, related to certain noteholders who have given the Company notice of their intent to convert their 10% Notes to shares of common stock (see Note 8); 10,000 shares issuable upon the exercise of certain warrants granted to a nonrelated investor (see Note 8); 160,000 shares underlying certain stock options granted to a business advisory enterprise during the second quarter of 1996 (see Note 7); and 120,000 shares pursuant to the terms of the May 1995 Private Placement which provided for a share adjustment in the event the price per common share of the Company's initial public offering was less than $4.90 per share (see Note 8). See Note 11 for additional shares reserved for future issuance as a result of the Offering.

11. SUBSEQUENT EVENTS

During January 1997, the Company received $450,000 from two nonrelated investors related to an offering consisting of notes which accrued interest at an annual rate of twelve percent (the 12% Notes). In connection with the 12% Notes, the Company issued 150,000 common stock warrants which are exercisable at eighty-five percent of the price per share of the Company's common stock included in the Units of the Offering. During February 1997, the Company used a portion of the net proceeds from the Offering to

                      Global Med Technologies, Inc.

11. SUBSEQUENT EVENTS (CONTINUED)

repay $450,000 plus accrued interest of approximately $5,000 related to the 12% Notes. In addition, the Company used net proceeds from the Offering to repay approximately $970,000 plus accrued interest of approximately $5,000 on its $1 million line of credit (see Note 6).

During February 1997, the Company completed an initial public offering (the Offering) whereby it issued 1,337,000 units, each unit consisting of two shares of common stock and one Class A Common Stock Purchase Warrant (the Units), at $7.00 per unit. Net proceeds from the Offering (including net proceeds from the underwriter's overallotment option) were approximately $8.2 million. In addition to the shares of common stock reserved for future issuance discussed in Note 10 above and in connection with the Offering, the underwriter's overallotment option, and certain other warrants granted to the Company's underwriter, the Company has an additional 1,858,088 shares of common stock reserved for future issuance as of June 30, 1997.

On February 13, 1997, the Company (through its Wyndgate division) entered into a 10-year contract with Haemonetics Corporation (Haemonetics), a New York Stock Exchange listed company located in Braintree, Massachusetts. Licensing and other fees are payable by Haemonetics over the life of the contract. Under the contract, Wyndgate will provide the use of its SAFETRACE(R) software product to Haemonetics for its entry into the service side of blood banking in multiple locations, including one of the blood banks previously contracted by Wyndgate. Haemonetics has traditionally provided blood separation products to blood banks and hospitals domestically and internationally.

In May 1997, the Company received communication from ODSI that it had not yet completed an internal evaluation of the Company's Technology and would not be prepared at the conclusion of the Exclusivity Period to discuss a transaction between the Company and ODSI. ODSI requested, and the Company agreed, that ODSI be permitted to continue its evaluation of the Company's Technology, on a non-exclusive basis, with the intent of responding to the Company by July 14, 1997 regarding whether or not they would propose some form of transaction with the Company. On July 14, 1997, the Company and ODSI agreed to a further extension to September 30, 1997. In connection with the extension to September 30, 1997, ODSI relinquished its right of first refusal.

During June 1997 and to accommodate the increased number of Wyndgate employees assigned to research and development, the Company entered into a new operating lease which provides Wyndgate with approximately 22,000 square feet of office space and

                      Global Med Technologies, Inc.

11. SUBSEQUENT EVENTS (CONTINUED)

which expires in September 2002. The future minimum lease payments are as follows (in thousands) (unaudited):


     1997                               $   125
     1998                                   375
     1999                                   377
     2000                                   389
     2001                                   396
     2002                                   268
                                        ---------
Total minimum lease payments            $ 1,930
                                        =========

On September 10, 1997, SAT announced it had filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida. In the announcement, SAT stated that it plans to complete the acquisition of DataMed from NMRO through financing it has obtained.

                      GLOBAL MED TECHNOLOGIES, INC.




                            1,108,803 Shares




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                               PROSPECTUS



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                            OCTOBER 29, 1997